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                     U.S. Securities and Exchange Commission
                             Washington, D. C. 20549
                    ----------------------------------------
                                  Form 10-SB/A
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

--------------------------------------------------------------------------------

                    INTERNATIONAL MENU SOLUTIONS CORPORATION
                 (Name of small business issuer in its charter)


          Nevada                                                91-1849433
(State of other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)


      350 Creditstone Road, Unit 202                             L4K 3Z2
          Concord, Ont Canada                                   (Zip Code)
(Address of principal executive offices)


Issuer's telephone number, (416) 366-6368



Securities to be registered under Section 12(b) of the Act: None



Securities to be registered under Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                                (Title of Class)

                    International Menu Solutions Corporation
                              CROSS REFERENCE SHEET


    Item Number and Caption in Form 10-SB                           Caption in Form 10-SB
    -------------------------------------                           ---------------------

1.  Item 101.  Description of Business ..........................   Description of Business

2.  Item 303.  Management's Discussion and Analysis                 Management's Discussion and
    or Plan of Operation ........................................   and Analysis

3.  Item 102.  Description of Property ..........................   Description of Properties

4.  Item 403.  Security Ownership of Certain                        Security Ownership of Certain
    Beneficial Owners and Management ............................   Beneficial Owners and Management

5.  Item 401.  Directors, Executives Officers,                      Directors, Executives Officers,
    Promoters and Control Persons ...............................   Promoters and Control Persons

6.  Item 402.  Executive Compensation ...........................   Executive Compensation


7.  Item 404.  Certain Relationships and Related                    Certain Relationships and Related
    Transactions ................................................   Transactions

8.  Item 202.  Description of Securities ........................   Description of Securities

9.  Item 201.  Market for Common Equity and                         Market for Common Equity and
    Related Stockholder Matters .................................   Related Stockholder Matters

10. Item 103.  Legal Proceedings ................................   Legal Proceedings

11. Item 304.  Changes in and Disagreements with                    Changes in and Disagreements with
    Accountants on Accounting and Financial                         Accountants and Financial
    Disclosure ..................................................   Disclosure

12. Item 701.  Recent Sales of Unregistered Securities ..........   Recent Sales of Unregistered
                                                                    Securities

13. Item 702.  Indemnification of Directors and                     Indemnification of Directors and
    Officers ....................................................   Officers

14. Item 601.  Index to Exhibits ................................   Index to Exhibits

TABLE OF CONTENTS


PART        ITEM      ITEM DESCRIPTION                                               PAGE

PART I      ITEM 1.   Description of Business .......................................5
                           Business Development .....................................5
                           Business of the Issuer ...................................9

            ITEM 2.   Management's Discussion and Analysis or Plan of
                      Operation .....................................................17
                           Cautionary Statement Involving Forward
                           Looking Statements .......................................17
                           Industry Overview ........................................17
                           Result of Operations .....................................18
                           Liquidity and Capital Resources ..........................22
                           Year 2000 ................................................23
                           Factors That May Effect Future Results of
                           Operation ................................................24

            ITEM 3.   Description of Property .......................................24
                           Headquarters and Facilities ..............................24
                           Credit Facilities.........................................26
            ITEM 4.   Security Ownership of Certain Beneficial Owners
                      and Management ................................................30

            ITEM 5.   Directors, Executive Officers, Promoters and
                      Control Persons ...............................................32
                           Directors and Executive Officers .........................32
                           Business Experience ......................................32
                           Directors of Other Reporting Companies ...................34
                           Significant Employees ....................................34
                           Involvement in Certain Legal Proceedings .................34

            ITEM 6.   Executive Compensation ........................................35

            ITEM 7.   Certain Relationships and Related Transactions ................37

            ITEM 8.   Description of Registrant's Securities ........................37
                           Common Stock .............................................37
                           Convertible Debentures ...................................38
                           Warrants .................................................38
                           Options ..................................................38
                           "Anti-Takeover" Provisions ...............................39

PART II     ITEM 1.   Market Price of Common Equity and Related
                      Shareholder Matters ...........................................39
                           Market Information .......................................39
                           Holders ..................................................40
                           Dividends ................................................40

            ITEM 2.   Legal Proceedings .............................................40

            ITEM 3.   Changes in and Disagreements with
                      Accountants ...................................................40

            ITEM 4.   Recent Sales of Unregistered Securities .......................40

            ITEM 5.   Indemnification of Directors and Officers .....................44

PART F/S    ITEM 1.   Financial Statements ..........................................46

PART III    ITEM 1.   Index to Exhibits .............................................46

PART I

ITEM 1. DESCRIPTION OF BUSINESS

a.   Business Development

     International Menu Solutions Corporation, formerly known as ANM Holding Corporation, is a Nevada corporation which was incorporated on June 24, 1997 (hereinafter, "the Company;" "we;" "us;" and "our;" will each refer to
International Menu Solutions Corporation). We were originally authorized to issue an aggregate of 25,000 shares of common stock without nominal or par value. On June 27th, 1997 the Company filed a Certificate of Amendment to increase the authorized common stock to 25,000,000 shares with a par value of $0.001 per share. We further amended the Articles of Incorporation by a Certificate of Ammendment filed on July 15, 1998 whereby the authorized capital of the corporation was amended to include 10,000,000 Class N shares with a par value of $0.001 per share of which all Class N shares were non-equity participating and are entitled to one vote per class N share voting together as one class together with the common stock. Originally, the Company's mission was to offer quality clinical research facilities providing our customers with a cost effective and efficient method for conducting clinical research. At the same time, we endeavored to create value and long term benefits for our shareholders, employees and end users of our services. The Company became inactive after ANM Holding Corporation was unable to achieve these goals.

     The Company now operates completely through it's wholly owned subsidiaries.

     On July 16, 1998, the Company, through it's wholly owned subsidiary 1308864 Ontario, Inc., a corporation incorporated under the laws of the Province of Ontario, amalgamated(1) pursuant to the Business Corporations Act (Ontario) with International Menu Solutions Inc. At the time of the amalgamation, International Menu Solutions Inc. had a wholly owned subsidiary called Prime Foods Processing Inc. The surviving company of the amalgamation is called International Menu Solutions Inc. ("International Menu").

     International Menu's product lines target consumers who desire delectable, restaurant quality meals that are conveniently prepared for home consumption, the basis for Home Meal Replacement ("HMR"). The National Restaurant Association estimates that by the year 2005, the average consumer will allocate greater than 50% of his/her food budget towards prepared meals purchased outside the home, for home consumption.

     HMR has evolved from home cooked meals of the 1950's to frozen TV dinners of the 1970's and 1980's to frozen microwaveable dishes and freshly prepared meals "ready to heat" and "ready to eat" in the 1990's. The consumer has also grown to appreciate the sophisticated quality and presentation of local and international cuisine prepared by restaurants.

     As a result of the amalgamation, the Company owned all of the issued and outstanding shares of common stock of International Menu. The original holders of 4,000,000 shares of common stock of International Menu received 4,000,000 Class X Shares of the continuing

--------
     (1) An amalgamation of two companies in the Province of Ontario pursuant to the Business Corporations Act (Ontario) is similar to a merger of two companies in the United States.

Ontario corporation following the amalgamation and, in addition, received 4,000,000 Class N Shares of the Company. (All references to Class X Shares mean Class X Shares of International Menu. All references to Class N shares mean Class N Shares of the Company).

     Pursuant to the agreements with respect to the amalgamation of 1308864 Ontario Inc. and International Menu, we agreed to maintain $US 925,0001 ($CD 1,348,558) in unencumbered capital in the Company. In order to comply with this capital requirement, in July 1998, we issued an aggregate of 1,400,000 shares of common stock, at a purchase price of $US 0.70 ($CD 1.02) per share, pursuant to Rule 504 of Regulation D of the Securities Act of 1933 (the "Securities Act"), as amended. We received $US 925,000 ($CD 1.02), net of commission and offering costs. The proceeds from the offering were used for new product sales in the United States and Canada, research and development, new equipment purchases and general working capital.

     The Company maintains an office at 350 Creditstone Rd., Unit 202, Concord, Ontario.

     To our knowledge we have not been subject to bankruptcy, receivership or any similar proceedings.

     Since inception, we have purchased the businesses of food processing companies whose goals are complimentary to those of the Company.

     International Menu Solutions Inc.: International Menu is a manufacturer and sales/marketer of fresh and frozen entree products for both the United States and Canadian private and control label retail marketplace for the HMR market.

     Acquisition of Prime Foods Processing Inc.: In November of 1997, International Menu acquired all of the issued and outstanding shares of Prime Foods Processing Inc., an Ontario corporation located in Waterloo, Ontario ("Prime Foods"). The shares were purchased for a cash consideration of $1.00 and the purchase of certain notes payable to the former shareholders of Prime Foods in consideration of $374,000 and the purchase of the land and building where it conducts its business for $726,000.

     Establishment of Seafood Selections Division: In October 1998, the Company established its Seafood Selections division within the operations of Prime Foods. The mandate of the division is to develop a series of seafood meal products, primarily seafood based pasta products, for distribution in Canada and in the United States. The products are sold primarily under the name "Seafood Selections" and as a private label.

     Acquisition of Pasta Kitchen: In October 1998, we acquired through Prime Foods from 1218951 Ontario Inc., carrying on business under the trade name of "Pasta Kitchen", all of the assets of the fresh meal producer. We purchased the assets

--------
    (1) Although we conduct most of our business in Canadian Dollars ("$CD"), we have used a reference in United States Dollars ("US") when transactions involved United States Dollars. As of May 12, 1999, the conversion rate was $US 1.00 equals $CD 1.457. All United States Dollar denominations have also been converted into the Canadian Dollar equivalent.

for cash consideration of $372,212 and additional consideration, currently estimated at $340,000 payable in shares of common stock of the Company or in cash at October 1999 based on the achievement of certain revenue targets. Pasta Kitchen operates as a division of Prime Foods and offers to several of Canada's leading supermarket chains a full line of fully prepared heat and serve meal solutions in single and multi-serve portions.

     Acquisition of Transcontinental Gourmet Foods Inc.: In November 1998, we acquired through International Menu all the issued and outstanding shares of Transcontinental Gourmet Foods Inc., an Ontario corporation, which was incorporated in January of 1983 ("Transcontinental"). Transcontinental is a producer of fillo pastry hors d'oevres. Concurrent with this acquisition, we purchased 59% of Norbakco Ltd., a sister corporation of Transcontinental ("Norbakco"). These acquisitions have allowed us to expand our product line to include hors d'oeuvres and desserts.

     When we purchased all of the issued and outstanding shares of Transcontinental and the 59% interest in Norbakco, we paid cash consideration of $1,000,000 at closing. An additional cash payment estimated at $600,000 is payable in 1999 based on the net book value of Transcontinental in excess of $1,000,000, as determined at February 28, 1999. Of the $1,000,000 consideration paid at closing, $860,000 was allocated to Transcontinental and $140,000 was used to purchase notes payable to the former shareholders of Norbakco. The balance of the purchase price was satisfied by the issue to the selling shareholders of 3 classes of shares of stock, being 300,000 Class B shares, 100,000 Class C shares and 59,000 Class D shares of International Menu, which were issued on December 1, 1998. Such shares issued to the selling shareholders are exchangeable for shares in the common stock of the Company in accordance with the following formulas:

     The Class B shares are exchangeable into a number of Common shares of the Company such number of shares to be determined by calculating the earnings before income tax, depreciation and amortization ("EBITDA") of Transcontinental for the twelve month period ended February 28, 1999, multiplying such amount by 5, less the adjusted book value; then by dividing that amount by the Canadian dollar equivalent of $US 1.40 ($CD 2.04) at February 28, 1999 and subtracting from that amount the product of 53,000 multiplied by the Canadian Dollar equivalent of $US1.40 ($CD 2.04) at February 28, 1999.

     The Class C shares are exchangeable into a number of Common shares of the Company, such number of shares to be determined by calculating the EBITDA of Transcontinental for the twelve month period ended February 28, 2000; then by dividing that amount by the Canadian dollar equivalent at February 28, 2000 of the lesser of $US 2.00 ($CD 2.92) or the current market price of one share of our common stock determined at February 28, 2000.

     The Class D shares are exchangeable into a number of Common shares of the Company such number of shares to be determined by calculating the EBITDA of Transcontinental for the twelve month period ended February 28, 2001 minus the adjusted EBITDA of Transcontinental for the twelve month period ended February 28, 2000; then by dividing that amount by the

Canadian dollar equivalent at February 28, 2001 of the lesser of $US 2.00 ($CD 2.92) or the current market price of one share of International Menu common stock determined at February 28, 2001.

     A total of 2,200,000 Common shares in the capital stock of the Company have been reserved for issuance based on the exchange formulas outlined above. Management estimates that approximately 1,900,000 Common shares will be issued to the former shareholders of Transcontinental in exchange for the Class B Shares.

     In May 1999, the Company acquired, through International Menu, the remaining 41% equity interest in Norbakco, having acquired the other 59% in November 1998. The 41% interest was acquired from three shareholders of Norbakco, namely Sania Shechtman, Elililco Ltd. and 1276396 Ontario Ltd. The consideration paid for the purchased shares was the issue by International Menu of 53,000 Class X Shares and the issue by the Company of 53,000 Class N Shares. At the same time, International Menu purchased from Sania Shechtman and 1276396 Ontario Ltd. shareholder loans made to Norbakco in the aggregate amount of $180,000. As part of the issue of the 53,000 Class X Shares and the 53,000 Class N Shares, International Menu modified the share attributes of the International Menu Class B Shares to the effect that the number of common shares in the capital stock of the Company that the 300,000 Class B Shares may be exchanged for has been reduced by 53,000 common shares.

     Acquisition of Tasty Selections Inc.: On April 15, 1999, we purchased through International Menu all of the issued and outstanding shares of Tasty Selections Inc., a manufacturer of muffin and cookie batters, located in Concord, Ontario ("Tasty Selections"). We acquired Tasty Selections for a cash consideration of $1,000,000 and by issuing 442,750 Class N shares of the Company and 442,750 Class X shares of International Menu to the shareholders of Tasty Selections. The Class X shares are held in escrow with 1/3 of the Class X shares to be released from escrow on April 15, 2000, 1/3 of the Class X shares to be released from escrow on April 15, 2001 and the remaining 1/3 of the Class X shares to be released from escrow on April 15, 2002.

     Acquisition of 1005549 Ontario Limited: On May 10, 1999, the Company, through International Menu, purchased all of the issued and outstanding shares of 1005549 Ontario Limited ("1005549"), the parent company of D.C. Foods Processing Inc. ("D.C. Foods"), a manufacturer of value-added breaded and battered meat and dairy products, for a purchase price calculated by the sum of the following components:

     (a)  $6,345,000;

     (b) an amount being the Adjusted EBITDA of 1005549 on a consolidated basis for the period December 7, 1998 to December 31, 1999, but not less than zero; and

     (c) an amount equal to four times the Adjusted EBITDA of 1005549 on a consolidated basis for the one year period ending March 31, 2002 or December 31, 2002 (such period to be selected by the vendors), minus
          (i) $6,000,000, and minus (ii) the amount paid under the component (b) above.

The Adjusted EBITDA has the meaning in the share purchase agreement which deals with the earnings performance of 1005549 on a consolidated basis for the period referred to above.

     The purchase price paid by International Menu to the selling shareholders of 1005549 was satisfied as follows: (a) $4,000,000 by certified checks; (b) $500,000 by the issue to the selling shareholders of 190,476 Class X Shares of International Menu and an equal number Class N Shares; (c) $1,845,000 by the issue of 702,857 Class X Shares of International Menu and an equal number of Class N Shares; (d) by the issue of 250,000 Class E Series 1 Shares and 250,000 Class E Series 2 Shares; and (e) by the issue of 250,000 Class E Series 3 Shares, and 250,000 Class E Series 4 Shares. The Class E Shares were issued by International Menu and are exchangeable for common shares in the capital stock of the Company based upon the performance of 1005549 and the Adjusted EBITDA, for the period December 7, 1998 to December 31, 1999 with respect to the Series 1 Shares and the Series 2 Shares, and for the one year period ending March 31, 2002 or December 31, 2002, with respect to the Series 3 Shares and the Series 4 Shares. In certain circumstances the EBITDA period may be advanced as provided for in the share purchase agreement.

     Letter of Intent to Acquire The Ultimate Cookie Company: On June 25, 1999, the Company, through Tasty Selections, entered into a Letter of Intent to purchase 100% of the issued and outstanding shares of common stock of The
Ultimate Cookie Company, Inc. ("Ultimate Cookie"), a Canada corporation. Ultimate Cookie is primarily a producer of an upscale line of fresh and frozen cookies and cookie dough. There is no assurance that the Company will acquire Ultimate Cookie, if at all, under the terms and conditions of the Letter of Intent.

     Right of First Refusal: in each of the acquisitions of Transcontinental, Tasty Selections and 1005549, we have acquired a first right of refusal with respect to the sale of shares of International Menu and the Company by the parties receiving such shares as part of the payment of the purchase price.

b.   Business of the Issuer

     We develop, market and produce a series of specialty food products for sale to large food retailer chains and specialty food chains. The Company uses it's various manufacturing facilities to produce these specialty food products.

     1. Principle Products and Services: We offer a line of food products to consumers who are looking to purchase components of a complete meal or to purchase a complete meal consisting of a protein, starch and vegetable. These meals consist of meat (such as chicken, roast beef or salmon("the protein")), rice, pastas ("the starch"), steamed vegetables and sauces which can be purchased fresh or frozen. In addition, we offer a line of hors d'oevres and desserts.

     The products we offer are enhanced, restaurant quality meals that are derived from restaurant menus. The products are sold in supermarkets as fresh and frozen entrees. The frozen products have a shelf life of 6-8 months and the fresh products have a shelf life of 21 days. The frozen meals are displayed in aesthetically appealing freezers strategically located in HMR areas of the supermarkets. The fresh meals are available in open eight-foot self-serve refrigeration units in the delicatessen section of the supermarkets.

     The business cycle of our products is in the early developmental stage in a market which management believes is rapidly expanding. However, the products themselves are not new to a marketplace where consumers have been purchasing and eating the traditional food items as single item purchases. Our marketing strategy is to take those single items and enhance their presentation, taste and packaging. We then bundle the items as complete meal solutions that consumers can mix and match to create an international and ethnic line of restaurant quality complete meals.

     2. Product Development and Strategy: Our products are developed in response to consumer demands and according to our own specifications. Often, retail clients will request that we manufacture products tailored to certain specifications demanded by the consumer. For example, we work with retailers' design teams to create lines of food products to be sold under our label or the retailers' labels. Otherwise, our meals are manufactured and sold directly to retailers and organizations selling directly to retailers.

     Our products are developed in component parts that when packaged together form a complete "meal solution." A meal solution program is developed for each retailer client. We offer three programs to retailers depending on the size, strategic direction, or needs of the retailer.

o "Retailer branding": The retailer owns the brand and the Company provides co-packing services;

o "Co-Branding": We use the retailer name/brand in conjunction with our own brand/label to brand the product;

o "Control Branding": We provide complete meal solution programs under our brand to small retailers who do not have the expertise or market share to own their own brand. We may provide some level of exclusivity of usage of the product brand.

The Company may also sell directly to the retailer under it's label(s) in accordance with the retailer's needs without reference to a "program".

     Our long-term product development objective is to respond to current popular culinary trends. Our meals are developed under various local and international theme canopies and are derived from restaurant menus. We currently focus on the following food service theme canopies:

     o    Grill/American Grille
     o    Trattoria
     o    Mediterranean Taverna
     o    Bistro/New American Bistro
     o    Southwestern Cantina
     o    Asian Cafe

     3. Product Marketing and Strategy: We market a variety of brands of meals and meal components through our wholly owned subsidiaries. These brands include:
(i) "Royal Selection", a line of frozen meal entrees; (ii) "International Selection", a line of frozen meal entrees; (iii) the "Pasta Kitchen" label; (iv) "Thornhill Bakery", "Meli's Bakery", and "Margies Sweets", a line of fresh and frozen desserts; and (v) "Jonathon T's" and "TGF" frozen hors d'oeurves. We seek to maintain a broad base of customers in order to minimize the possibility of one major customer dictating non-competitive terms to the Company. Our target customers are supermarkets, specialty gourmet stores and club stores.

     In addition to these brands referred to above, we are creating internationally labelled food categories known as the "Selections" line. Our strategy is to generate a series of international and ethnic-based meal solutions that will be sold by smaller retail clients direct or under a control brand program. As a result, we anticipate that these retailers will be able to choose various menu components which parallel restaurant menus.

     We sell approximatetly one-half of our products under the retailers' private labels through a sub-branding approach or under alliances with owners of other known brands. This is known as co-branding. We believe that selling our products under private labels or known brands, which are more recognizable by consumers, will create brand awareness of our products since our name appears on the label of the known brand. It has become generally accepted that supermarkets, specialty gourmet stores and big boxed meat stores sell complete meals and meal components. To date, we have manufactured our products under major private labels belonging to supermarkets, club stores, big boxed meat stores, convenience store chains and non-traditional food retailers.

     We plan to utilize our own direct sales force in our target markets. Our sales representatives will convey to new and existing customers our belief that we offer nutritious, restaurant quality meals because we control product development and production in our wholly owned facilities.

     Our long-term marketing objective is to reach retail consumers in several areas of the supermarkets and stores which carry our products, particularly in the delicatessen and frozen sections.

     4. Product Distribution and Strategy: We utilize various ways to distribute our products directly and indirectly to our customers. Our products are distributed directly to major retailers as either private label or co-branded products. The products are also distributed directly to major club stores under our own label. We distribute our products indirectly to major club stores and retailers under co-packing agreements or to various distributors under our own label. With the addition of Tasty Selections and D.C. Foods, our reliance on any one of our distribution methods has been significantly reduced.

     5. Strategic Relationships and Joint Ventures: The Company does not presently have any identifiable strategic relationships or joint ventures beyond the co-packing and co-branding arrangements with retailers which are growing in complexity as a result of increased requirements of the retailers. Through programs with retailers, we plan to collaborate in such areas as product development and profile, package design, merchandising, in-store promotion and product demonstration.

     6. Status of Publicly Announced New Products or Services: To date, we have announced several new products and services:

     "Seafood Selections": On February 10, 1999 we announced that our Canadian based seafood division "Seafood Selections" received its first U.S. based orders to launch four of its seafood HMR products. We announced that "Seafood Selections" would begin releasing its lobster and salmon products to the Western United States in February of 1999 and that opening orders, valued at approximately $1.1 Million, would be distributed to select Club Stores and some mid-sized food retail stores.

     Seafood Selections commenced shipment of its products to the United States in late February of 1999. After full production of Seafood Selections products began in March of 1999, two HMR Products including Lobster Ravioli and Seafood Lasagna were shipped to retailers located in the Western United States. In addition, the Lobster Ravioli and Seafood Lasagna meals, as well as Smoked Salmon Tortellini and Seafood Penne meals were shipped under the co-branded Northern Chef label to several retailers in the east and west coasts of the United States.

     In April of 1999, we commenced shipment of Seafood Selections meals to Canadian retailers. At the present time, we rely on third party manufacturers to manufacture and package our Seafood Selections products. However, we purchase our own seafood raw materials and use our own recipes for the production of Seafood Selections meals.

     Prime Foods Processing Facility: On February 4, 1999, we announced the expansion of the Prime Foods processing facility, our frozen food facility based in Kitchener, Ontario. We received confirmation of expansion financing which would more than triple the production capacity. However, in view of the recent addition of D.C. Foods, we have temporarily suspended expansion of the Prime Foods facility in order for management to evaluate how we could make the best use of all our facilities.

     7. Competition: The specialty food industry is highly competitive. Our products are sold in competition with all food service operators such as restaurants, fast food outlets and large food processors. The specialty food industry is highly competitive and there can be no assurance that we will be able to compete successfully. Many of our competitors have far greater financial, operational and marketing resources than the Company. Furthermore, the specialty food industry is characterized by rapid changes, including changes in consumer tastes and preferences, which may result in product obsolescence or short product life cycles. As a result, competitors may be developing products which may be similar or superior to our products. Accordingly, there is no assurance that we will be able to compete successfully or that our competitors or future competitors will not develop products that render our products less marketable.

     Our products are primarily competing in the fresh and frozen specialty food industry. The principal competitive factors include brand recognition, price and price promotion, retail space management, service to the retail trade, new product introductions, packaging changes, distribution methods and advertising. Few of our competitors in the specialty food industry manufacture entrees or bundled meal components in the unique restaurant style canopies that are offered by the Company. We plan to penetrate this market and plan to expand our market share by producing unique culinary entrees, bundled meals and meal kits at competitive prices. We believe that our flexibility and innovation in developing and implementing new methods of marketing and distributing our product will permit us to compete effectively with our competitors.

     Our direct competitors include Stouffers, Kraft Foods and Maple Leaf Foods, among others. Several of these well-known brands have recently introduced lines of component meals. However, we believe the Company will remain competitive in this industry because of the depth and breadth of our product lines, our ablility to develop customer driven programs and our ability to adapt to rapidly changing culinary trends.

     We also believe that ownership of our manufacturing facilities provides us with an advantage over many of our competitors. Many private label marketers and food brokers provide primarily co-packed entrees to their customers and do not own manufacturing facilities. Management believes that ownership of manufacturing facilities allows us to maintain high quality control and to quickly respond to customers' changing needs. Our component approach to meal assembly allows us to develop and introduce new products in as little as 4 to 6 months.

     The Company may have difficulty competing with large brand name manufacturers for retail shelf space. Retailers, particularly supermarkets, command high prices to display products on strategically located shelves. However, management believes that it can obtain or secure strategically located shelves at a lower cost by sub-branding our products under private labels belonging to retailers.

     Management believes that the Company's unique capability to offer products that are fresh, nutritious, economical and aesthetically appealing to the consumer makes the Company a viable competitor in the HMR industry. Our products will be differentiated from those of our competitors on the basis of taste, appearance and quality at competitive price points.

     8. Sources and Availability of Raw Materials and Principal Suppliers: The raw materials required to manufacture our meals are commodities such as meat, seafood, vegetables, flour, cheese and sugar which are readily available in the market place. We have no major principal suppliers. Furthermore, the Company believes that the markets for these commodities are stable and no supply change is imminent.

     9. Dependence on One or a Few Major Customers: The Company has one major customer. Based on pro forma sales for the year-ended December 31, 1998 of $36,100,000, this customer represents 12.5% of our sales. The loss of this customer could have a material adverse effect on the sales of the Company. Management believes it has a good relationship with this customer and anticipates that the Company will expand business with this customer.

     10. Patents and Trademarks: The Company owns registered trademarks and service marks under the names "Poppa Jimis(R)", "Poppa Jimis Deli & Design(R)", "Royal Selections & Design(R)", "Pasta Kitchen(R)", "Transcontinental Gourmet Foods Inc.(R)" and "Jonathan T(R)". We intend to apply for numerous United States and International patents, trademarks and copyrights in connection with certain products. In addition, we use several other trade names for our products and services, many of which we believe are common law trademarks. We will review additional trade names for which we will seek formal trademark registration at a later date. We also keep confidential various recipes, formulation specifications and production specifications. Management is not aware that the Company is infringing any patents or trademarks of third parties.

     All trademarks or service marks appearing in this Form 10-SB that do not relate to our products are the property of their respective holders.

     11. Labor Contracts: Norbakco assumed collective bargaining agreement between Thornhill Bakery Ltd. and the Confectionery and Tobacco Workers' International Union, Local 264. We believe that our relationship with the union and our employees is good. Norbacko currently has approximately 20 unionized employees.

     12. Governmental Approval and Effect of Governmental Regulation: The production, distribution and sale of our products are subject to various federal, state and local laws promulgated in the United States and Canada.

     (a) United States: The Company is subject to regulation by federal, state and local governmental laws in the United States. These include: the Environmental Protection Act, for labeling, sanitary conditions and product contamination; the Occupational Safety and Health Act for equipment and work area safety; the Federal Food, Drug and Cosmetic Act, for labeling, sanitary conditions and product contamination; United States Department of Agriculture; state and local building codes; and property zoning codes. Our operations are subject to a variety of other federal, state and local laws such as labor, insurance, transportation and wage regulations. Compliance with all such regulations may be time-consuming and expensive. To the best of management's knowledge, the Company complies with state and federal laws necessary to distribute food products in the United States.

     (b) Canada: The Canadian Federal Government must approve all processed food and food processing facilities. All plants processing meat, poultry, fish and seafood are regulated and monitored by government inspectors. Plants producing meat and poultry items must have an establishment number, which is issued only if the plant has passed an inspector's audit. If the food processed is sold frozen, once an establishment number is issued, the inspector retains an office at the processing facility. However, if the food processed is sold fresh, the food processing facility is subject to other regulations. The inspection of meat and poultry is much more stringent than inspection of seafood. Inspectors also regulate seafood, however, once the inspectors are comfortable that the plants are operating with satisfactory manufacturing processes and meet all health requirements, they do not monitor production as often as they monitor the production of meat and poultry. The Seafood inspectors visit, on average, three times per year to monitor systems, ingredients, processes and production. Meat and poultry inspectors visit as often as on a daily basis to monitor systems, ingredients, processes and production. All inspections are the responsibility of the Canadian Food Inspection Agency ("CFIA"). All of the inspectors have the authority to close down a production facility if the plant does not meet established manufacturing requirements.

     Government regulation requires that correct ingredients and nutritional information be clearly stated on the package when fresh or frozen food is packaged to be sold for retail. An accredited laboratory using calibrated analyzing equipment must also do nutritional analysis. CFIA may, at any time, independently monitor and test ingredients to ensure that all values listed on the packages are accurate and correct.

     We cannot predict the impact of possible changes that may be required in response to future legislation, rules or inquiries made from time to time by governmental agencies. Government regulations may, in certain circumstances, affect the ability of the Company, as well as others in the industry, to develop and market new products. However, we do not presently believe that existing applicable legislative and administrative rules and regulations will have a significant impact on operations.

     13. Amount Spent on Research and Development: The amount spent on product research and development for the periods ended December 31, 1998 and December 31, 1997 was $425,542 and $5,663 respectively. Although research and development is not directly borne by the customer, it is a factor in the determination of the pricing of our products.

     14. Cost and Effects of Compliance with Environmental Laws: The production, distribution and sale of our products are subject to various federal, state, provincial and local environmental laws of the United States and Canada. The Company is subject to laws and regulations which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid wastes. We cannot predict with any certainty our future capital expenditure requirements for environmental compliance because of constantly changing standards and technology. In addition, we may incur liabilities in the future to regulatory agencies or private individuals for alleged environmental damage associated with waste disposal or waste material handling practices in the operation of our business. The Company does not currently have any insurance coverage for environmental liabilities. The company is in the process of obtaining expanded insurance coverage which will include environmental coverage.

     15. Employees: As of May 13, 1999, we had a total of 235 employees, all of which are full-time.

     16. Reports to Security Holders: Prior to filing this Form 10-SB, we have not been required to deliver annual reports. However, once we become a reporting company, we shall deliver annual reports to securities holders as required by the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. Also, we shall deliver annual reports to securities holders as required by the rules or regulations of any exchange upon which our shares may be traded.

     Prior to the filing of this Form 10-SB, we have not filed reports with the Securities and Exchange Commission (the "Commission"). Once we become a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If we issue additional shares, then we may file additional registration statements for those shares.

     The public may read and copy any materials we filed with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's Web site is http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

a.   Cautionary Statement Involving Forward Looking Statements

     Some of the information in this Form 10-SB may constitute forward-looking statements which are subject to various risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "plan," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial conditions or state other "forward-looking" information. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to: competitive factors and pricing pressures; relationships with its manufacturers and distributors; legal and regulatory requirements; general economic conditions; and other risk factors which may be described in our future filings with the Commission. We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. In addition, when considering such forward-looking statements, the reader should keep in mind the factors described in other cautionary statements appearing elsewhere in this Form 10-SB. Such statements describe circumstances which could cause actual results to differ materially from those contained in any forward looking statement.

     This Form 10-SB may also include statistical data or disclose trends regarding the food processing industry. This data may have been obtained from industry publications and reports which we believe to be reliable sources. We have not independently verified such data nor sought the consent of any organizations to refer to their reports herein.

b.   Industry Overview

     The expanding North American economy combined with an increase in the number of dual career families has expanded the market for Home Meal Replacement ("HMR") products. In today's dual career family society, people are time constrained. Lives no longer revolve around household chores, such as grocery shopping and cooking. According to the P.C. Revolution magazine, The North American consumer has a positive attitude toward premium frozen foods. The National Restaurant Association estimates that by the year 2000, greater than 50% of the average consumer's food spending will be on prepared meals purchased outside the home. The Company's strategic acquisitions of organizations competing in the home meal replacement market will allow the Company to produce complete meal kits or bundled meals to compete with fast-food restaurants and supermarket chains in the consumer take-out market.

     General: For accounting purposes, the following information reflects the result of operations of the Company as the surviving corporation pursuant to the reverse acquisition described in Note 2 of the Company's audited consolidated financial statements (see page F-6).

     The Company has completed several acquisitions since inception. Accordingly, pro forma balance sheets as of December 31, 1998 and March 31, 1999 and pro forma statements of operations for the year ended December 31, 1998 and for the three-month periods ended March 31, 1999 and 1998 have been prepared by management to reflect acquisitions that occurred during fiscal 1998 and 1999. The pro forma financial statements should be read in conjunction with 'Results of Operations' and the audited consolidated financial statements of the Company and notes thereto included elsewhere in this Form 10-SB. The pro forma balance sheet assumes that all acquisitions and related transactions since January 1, 1999 occurred on the balance sheet date presented. The pro forma statement of operations assumes that such transactions occurred at the beginning of the various periods presented. Results of operations of acquired companies are included in the Company's audited financial statements from the date of acquisition.

     Transactions incurred in currencies other than the Canadian dollar, the functional currency of the Company, are converted to the functional currency at the exchange rate in effect at each period end. All foreign currency transaction gains or losses have been included in earnings.

c.   Result of Operations

     Pro-forma three-months ended March 31, 1999 (or "pro forma Q199") compared to pro forma three months ended March 31, 1998 (or "pro forma Q198")

     Revenue: Pro forma Q199 revenue increased $3,807,000 or 61.6% to $9,986,000 compared to $6,179,000 in pro-forma Q198. Approximately 37% of the revenue growth can be attributed to the increase in D.C. Foods revenues compared to the prior period. The other significant reason for revenue growth in pro forma Q199 is due to the fact that Norbakco and the Seafood Selections divisions did not exist prior to June 1998, and accordingly no revenues exist for these entities for pro forma Q198. Combined revenues reported by Norbakco and Seafood Selections were $1,604,000 in pro forma Q199.

     Cost of Goods Sold: Cost of goods sold increased to $8,498,000 for pro forma Q199 up $3,119,000 (or 58.0%) compared to pro forma Q198 figure of $5,379,000. As a percentage of revenue, cost of goods sold represented 85.0% of revenue compared to 87.1% of revenue for pro forma Q198. The primary reason for the change in absolute dollars is attributed to the inclusion of the cost of goods sold for Norbakco and Seafood Selections and due to the growth in volumes at D.C. Foods. The slight decrease in cost of sales as a percentage of revenues is primarily a result of efficiencies produced by greater utilization of production capabilities.

     Selling Expenses: Selling expenses increased $209,000 (102.0%) to $414,000 (4.1% of revenue) for pro forma Q199 compared to $205,000 (3.3% of revenue) in pro forma Q198. The pro forma Q199 increase is largely attributable to selling expenditures totaling $145,000 which were incurred as part of our plan to increase our marketing efforts and specifically to assist in the launch of the Seafood Selections brand and other new brands and products currently under development by the company.

     Administrative Expenses: Administrative expenses increased $300,000 (50.9%) from $589,000 (9.5% of revenue) in pro forma Q198 to $889,000 (8.9% of revenue) for pro forma Q199. The increase in absolute dollars is primarily attributed to the inclusion of administrative expenses totaling $195,000 for Norbakco and Seafood Selections in pro forma Q199 whereas these entities did not exist in any period during 1998. In addition, the Company has continued to incur increased costs associated with building management infrastructure and information systems, corporate governance and reporting obligations, seeking out strategic acquisitions, investor relations and obtaining new banking facilities to assist the growth of the Company.

     Amortization of Intangibles: Amortization of intangibles increased to $225,000 (2.3% of revenues) for pro forma Q199 compared to $192,000 (3.1% of revenue) in pro forma Q198. The growth of $33,000 in the expense for intangibles amortization is a result of increases in amortization charges on carrying values of deferred packaging artwork costs. Since March 31, 1998, the Company has invested approximately $300,000 in packaging artwork and packaging designs for marketable products.

     Loss from Operations: The Company's loss from operations decreased to $137,000 (1.4% of revenue) in pro forma Q199 compared to $213,000 (3.4% of revenue) for pro forma Q198. The decrease in operating losses is primarily a result of increased operating efficiencies through growth in sales volumes. The Company expects that the first quarter of each year will be the weakest from a financial point of view. However, a focal point of the Company's future acquisition and product development strategies is to reduce the volatility in revenues and operating earnings from quarter to quarter.

     Interest Revenue and Expense: Interest expense increased by $41,000 (24.1%) to $211,000 (2.1% of revenue) for pro forma Q199 compared to $170,000 (2.7% of revenue) for pro forma Q198. The Company has maintained greater investments in accounts receivable, deposits on new equipment and inventories as a result of increased sales volumes in pro forma Q199. Consequently, the Company has had to draw more heavily on its credit facilities.

     Three months ended March 31, 1999 (or "Q199") compared to three months ended March 31, 1998 (or "Q198")

     Revenue: Revenue increased $3,122,000 or 486.9% to $3,763,000 in Q199 up from $641,000 in Q198. The growth in revenue can be attributed to the acquisitions of Transcontinental, Norbakco and Pasta Kitchen that were completed in fiscal 1998 and to revenues from Seafood Selections which totaled approximately $567,000 in Q199.

     Cost of Goods Sold: Cost of goods sold increased to $3,183,000 in Q199, up $2,621,000 or 466.1% from the figure of $562,000 for Q198. As a percentage of revenue, cost of goods sold represented 84.6% of revenue for Q199 compared to 87.7% for Q198. The change in absolute dollars is attributed to previously mentioned acquisitions completed in 1998 and to costs of sales associated with Seafood Selections, which totaled $467,000 in Q199. The slight decrease in cost of sales as a percentage of revenues is primarily a result of efficiencies produced by greater utilization of production capacities. Generally speaking, gross margins will be lower in the first quarter of each year due to customer demand cycles for the Company's products.

     Selling Expenses: Selling expenses increased $301,000 to $309,000 (8.2% of revenue) in Q199 compared to $8,000 (1.2% of revenue) for the three-month period ended March 31, 1998. The increase is largely attributable to the 1998 acquisitions of Transcontinental, Norbakco and Pasta Kitchen who have higher promotion and delivery costs than other subsidiaries of the Company.

     Research and Development: Research and development expenses increased $70,000 to $97,000 (2.6% of revenue) in Q199 compared to $27,000 (4.3% of revenue) for Q198. The increase is primarily due to continued product development efforts associated with new meal components and meal kits created in the second half of 1998.

     Administrative Expenses: Administrative expenses increased $436,000 to $594,000 (15.8% of revenue) in Q199 compared to $158,000 (24.7% of revenue) for Q198. The increase in absolute dollars is due to previously mentioned acquisitions that were completed during 1998. In addition, the Company has continued to incur increased costs associated with building management infrastructure and information systems, corporate governance and reporting obligations, seeking out strategic acquisitions, investor relations and obtaining new banking facilities.

     Loss from operations: The Company's loss from operations increased $363,000 to $493,000 (13.1% of revenue) in Q199 compared to $130,000 (20.2% of revenue) in Q198. The increase in the loss is primarily due to significant increases in product development efforts and new administrative costs incurred to assist the growth of the Company.

     Interest revenue and expense: Interest expense increased $69,000 to $85,000 in Q199 compared to $16,000 for the three-month period ended March 31, 1998. The increase is due primarily to interest charges with respect to long-term debt and capital lease obligations associated with companies and new capital equipment acquired during 1998.

     Pro forma year ended December 31, 1998 (or "pro forma 1998") compared to year ended December 31, 1998 (or "fiscal 1998")

     Revenue: Pro forma 1998 revenue increased $30,071,000, or 493.3% to $36,167,000 compared to $6,096,000 in fiscal 1998. The growth in revenue can be primarily attributed the effect of the Tasty Selections and D.C. Foods acquisitions which had combined revenues of $23,154,000 in 1998. In addition, pro forma 1998 results include a full year's revenue associated with the Transcontinental, Norbakco and Pasta Kitchen subsidiaries.

     Cost of Goods Sold: Cost of goods sold increased to $30,001,000 for pro forma 1998, up $25,271,000 (or 534.3%) compared to the fiscal 1998 figure of $4,730,000. As a percentage of revenue, cost of goods sold represented 83.0% of revenue compared to 77.6% of revenue for fiscal 1998. The change in absolute dollars is attributed to the inclusion of the cost of goods sold for Tasty Selections and D.C. Foods and a full years cost of goods sold for Transcontinental, Norbakco and Pasta Kitchen. The increase in cost of sales as a percentage of revenues is primarily a result of the acquisition of D.C Foods whose margins are somewhat lower than other subsidiaries in the group because the products produced are high value and lower margin. In addition, Fiscal 1998 included only one month of the results of Transcontinental, whose gross margins are higher in December of each year due to the demand for hors d'oevres and pastries during the holiday season.

     Selling Expenses: Selling expenses increased $1,086,000 (178.0%) to $1,696,000 (4.7% of revenue) for pro forma 1998 compared to $610,000 (10.0% of revenue) in fiscal 1998. The pro forma 1998 increase is largely attributable to the selling expenses totaling $931,000 incurred by Transcontinental and Tasty Selections in 1998 which were not included in fiscal 1998 results.

     Research and Development: Research and development expenses did not change from pro forma 1998 compared to fiscal 1998 as research and development activities are conducted by International Menu on behalf of all other subsidiaries of the Company. Accordingly 100% of the research and development expenditures incurred during the year ended December 31, 1998 were included in both fiscal 1998 and pro forma 1998 results of operations.

     Administrative Expenses: Administrative expenses increased $2,078,000 (271.5%) from $764,000 (12.5% of revenue) in fiscal 1998 to $2,842,000 (7.9% of revenue) for pro forma 1998. The increase in absolute dollars is attributed to the inclusion of the administrative expenses for Tasty Selections and D.C. Foods and a full year's administrative expenses for Transcontinental, Norbakco and Pasta Kitchen. The decrease in such costs as a percentage of revenues is due primarily to the acquisition of D.C. Foods, whose administrative expenses represent only 3.2% of revenues due to the significant volume of product turnover in the D.C Foods operation. The Company expects that administrative expenses will decline as a percentage of revenue as recent acquisitions are
integrated,   synergies  are  realized  and  revenue  growth   expectations  are
fulfilled.

     Amortization of Intangibles: Amortization of intangibles increased to $673,000 (1.9% of revenue) for pro forma 1998 compared to $67,000 (1.1% of revenue) in fiscal 1998. The growth of $606,000 in intangibles amortization charges is a result of a full year's amortization on intangibles associated with all acquisitions completed to-date. Fiscal 1998 included only one month's intangibles goodwill amortization on the Transcontinental and Norbakco acquisitions and three months' goodwill amortization with respect to Pasta Kitchen. Intangibles that arose on recent acquisitions is amortized over 40 years, except for the intangible assets associated with Prime Foods and Pasta Kitchen, which are amortized over a 20-year period.

     Loss from Operations: The Company incurred a loss from operations of $502,000 (8.2% of revenue) in fiscal 1998 compared to income from operations of $529,000 (1.5% of revenue) for pro forma 1998. The acquisitions of D.C. Foods and Tasty Selections contributed over $1,446,000 in operating income to pro forma 1998 results. However, the operating income contributed by D.C. Foods and Tasty Selections was offset by increases in goodwill amortization and interest charges associated with the convertible debenture and recent acquisitions (see 'Interest revenue and expense' below). The Company expects that profitability will improve as recent acquisitions are integrated and economies of scale take effect.

     Interest Revenue and Expense: Interest expense increased by $647,000 (660.2%) to $745,000 (2.1% of revenue) for pro forma 1998 compared to $98,000
(1.6% of revenue) in fiscal 1998. The change is attributable to a full year's interest expense in connection with D.C. Foods, Tasty Selections and Transcontinental, which totaled approximately $360,000. In addition, the Company issued $4,000,000 in convertible debentures which bear interest at 7% and accordingly, $280,000 in interest expense was charged to pro forma 1998 results.

     Year ended December 31, 1998 (or "fiscal 1998") compared to the period from incorporation, September 26, 1997 to December 31, 1997 (or "three month period ended December 31, 1997")

     Revenue: Revenue increased $5,654,000 or 1,279% to $6,096,000 in fiscal 1998 up from $442,000 for the three-month period ended December 31, 1997. The growth in revenue can be attributed to both the short reporting period for 1997 and to the above mentioned acquisitions that were completed in fiscal 1998.

     Cost of Goods Sold: Cost of goods sold increased to $4,730,000 in fiscal 1998, up $4,365,000 or 1,196% from $365,000 incurred during the three-month period ended December 31, 1997. As a percentage of revenue, cost of goods sold represented 77.6% of revenue for fiscal 1998, compared with 82.6% for the three-month period ended December 1997. The change in absolute dollars is attributed to short reporting period for 1997 and the previously mentioned acquisitions. The change in percentage of revenues is primarily a result of the acquisition of Transcontinental Gourmet Foods, whose gross margins are higher in December of each year due to the demand for hors d'oevres and pastries during the holiday season.

     Selling Expenses: Selling expenses increased $597,000 to $610,000 (10.0% of revenue) in fiscal 1998 compared to $13,000 (2.9% of revenue) for the three-month period ended December 31, 1997. The increase is largely attributable to the acquisitions of Transcontinental,

Norbakco and Pasta Kitchen who have higher promotional and delivery costs than other subsidiaries of the Company.

     Research and Development: Research and development expenses increased $420,000 to $426,000 (7.0% of revenue) in fiscal 1998 compared to $6,000 (1.4%
of revenue) for the three-month period ended December 31, 1997. The increase is due primarily to product development efforts associated with new meal components and meal kits created in 1998.

     Administrative  Expenses:  Administrative  expenses  increased  $673,000 to
$765,000  (12.5% of  revenue)  in fiscal  1998  compared  to  $92,000  (20.8% of revenues) for the three month period ended December 31, 1997. The increase in absolute dollars is due to the short reporting period in 1997 and acquisitions that were completed during 1998. In addition, during 1998 the Company incurred increased costs associated with building management infrastructure, corporate governance and reporting obligations, seeking out strategic acquisitions and investor relations. The decrease in such costs as a percentage of revenues is due primarily to the acquisition of Transcontinental, who's administrative expenses are disproportionately low in December of each year due to high sales volumes in that month. The Company expects that administrative expenses will continue to decline as a percentage of revenue as the results of new acquisitions are included in the Company's financial statements.

     Loss from operations: The Company's loss from operations increased $463,000 to $502,000 (8.2% of revenue) compared to $39,000 (8.8% of revenue) for the three months ended December 31, 1997. The increase in the loss is due primarily to significant increases in expenditures for product development and administrative functions during 1998. Acquisitions that occurred during 1998 contributed $603,000 in operating income during 1998. The Company expects that profitability will improve as new acquisitions are integrated and economies of scale take effect.

     Interest revenue and Expense: Interest revenue increased to $25,000 in 1998, an increase of $24,000 compared to the three months ended December 31, 1997. The change is largely attributable to the short reporting period for 1997 and to interest on short-term investments on excess cash available in the Company during the third and fourth quarter of 1998. Interest expense increased $94,000 to $98,000 compared to $4,000 for the three-month period ended December 31, 1997. The increase is due primarily to the short reporting period for 1997 and to interest charges with respect to long-term debt and capital lease obligations associated with companies acquired during 1998.

d.   Liquidity and Capital Resources

     The Company's cash and cash equivalents increased from $299,000 at December 31,

1997 to $1,866,000 at December 31, 1998. The increase was primarily due to financings in July 1998 and November 1998 which raised approximately $4,212,000, net of issuance costs. Approximately $1,400,000 of the funds raised was used to satisfy the cash requirements of acquisitions that occurred during 1998. Bank credit facilities utilized at December 31, 1998 totaled $1,030,000. Total credit facilities available at December 31, 1998 were $1,750,000.

     From December 31, 1998 to March 31, 1999, the company's cash and cash equivalents decreased $309,000. In addition, the Company increased its bank borrowings by 2,529,000. The majority of the use of cash was associated with investments in working capital totaling $1,775,000 and additions to capital and intangible assets totaling $511,000.

     Historically, the Company's cash flows from product sales have not been sufficient to fund 100% of its operations primarily because of investments in net working capital and new equipment required to sustain the growth needs of the business. In addition, the Company has continued to incur increased product development costs associated with building management infrastructure and information systems, corporate governance and reporting obligations, seeking out strategic acquisitions, investor relations and obtaining new sources of financing.

     Cash flows from operations were approximately ($2,192,000) and ($84,000) for the three-month periods ended March 31, 1999 and 1998, respectively. Cash flows from operations were approximately ($505,000) and ($7,000) in fiscal 1998 and for the three-month period ended December 31, 1997, respectively. The operations of Transcontinental, Tasty Selections and D.C. Foods have positive cash flows from operations. The Company will begin to experience the operating cash flow effect of these acquisitions during the second half of fiscal 1999.

     During April 1999, the Company raised approximately $7.8 million through convertible debentures and the sale of common stock. Approximately $5.0 million was used to fund the cash portion of the acquisitions of D.C. Foods and Tasty Selections . In addition, approximately $600,000 is payable during 1999 to the former shareholders of Transcontinental pursuant to the purchase agreement.

     The Company is presently settling the various agreements called for by a commitment letter dated April 16th, 1999 with a Canadian chartered bank which will provide the following credit facilities:

1. Operating credit facility totaling $10,000,000. The initial $4,000,000 of borrowings bears interest at prime and is fully secured by cash and cash equivalent deposits totalling $4,000,000. The balance of the operating credit facility bears interest at prime plus one-half percent.

2. Revolving credit facility for capital expenditures totalling $3,500,000. Advances from this credit facility will bear interest at a maximum of prime plus one and one-quarter percent

3. Forward exchange contract facility of $7,500,000.

     The Company expects to have this facility in place by July 31, 1999.

     Dividends: The Company has not paid cash dividends on its common stock to date and does not plan to pay cash dividends to its shareholders in the near future. The Company presently intends to retain any earnings to finance future growth of its business.

e.   Year 2000

     The "Year 2000" problem is the result of computer programs being written using two digits, rather than four, to define the applicable year. Computer programs and microprocessors that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, or not recognize the date at all. This could result in major system failures or miscalculations causing disruptions in operations, including among other things, a temporary inability to process transactions, send invoices, access internal financial information or engage in normal business activities. Year 2000 problems experienced by our suppliers, or us could adversely impact our ability to meet the demands of, or service our customers or otherwise carry on our business. We have not yet developed a contingency plan to address situations that may result if our suppliers or we are unable to achieve Year 2000 compliance. The cost of developing and implementing this kind of plan, if necessary, could be material.

     To assist in the integration of recent acquisitions, and to mitigate the uncertainties associated with Year 2000 issues the Company decided to purchase a new financial accounting and management information system that will be integrated and implemented across all operating and management functions. The implementation of the new computer system has begun and the Company estimates that the cost of the new system, including the software, hardware and installations costs will total approximately $250,000. The Company expects that the new computer system will be completely installed and tested by September 30, 1999.

     In addition, the Company has communicated with parties with which it does significant business to assess their Year 2000 compliance and the extent to which the Company is exposed to any significant third party Year 2000 compliance issues. These determinations are expected to be made by June 30, 1999. The costs associated with these activities are not expected to be significant. This process will not guarantee that systems of other parties upon which the Company's systems directly or indirectly rely will be Year 2000 compliant on a timely basis, or that a failure by another party to render their systems compliant with Year 2000 issues will not have a material adverse effect on the Company.

f.   Factors That May Effect Future Results of Operation

     The Company believes that in the future results of operations could be impacted by factors such as market acceptance of new products, and the success of the company's employees marketing Home Meal Replacements. Similarly, future earnings may be adversely effected by changes in the costs of goods sold, business and labor. Additionally, where the Company continues to expand its business internationally, and fluctuations in the foreign currency or general economic conditions in any of the countries in which the Company does business could adversely effect future results of operations.

     The Company's ability to develop and market products that successfully adapt to current market needs and may also have an impact on the results of operation. A portion of future revenues will come from new products. The Company cannot determine the ultimate effect that new products and services will have on revenue, earnings or stock prices.

     The Company's recent acquisitions and growth strategy to continue to acquire other food processing companies may effect future results of operations. Our operating results could be adversely effected if we fail to successfully integrate or manage acquired companies or if we are not able to obtain the cost savings which we anticipate. Furthermore, the Company's result of operations could suffer if the acquired companies do not perform as we expect.

     Due to the factors noted above and elsewhere in the Management's Discussion and Analysis of Financial Conditions and Results of Operation, the Company's future earnings and stock price may be subject to significant volatility. Past financial performance should not be considered as a reliable indicator of future performance and investors should not use historical results to anticipate trends in future periods.

ITEM 3. DESCRIPTION OF PROPERTY

a.   Headquarters and Facilities

     The Company's headquarters are located at 350 Creditstone Rd., Unit 202, Concord,

Ontario. The building, aggregating approximately 4,000 square feet, is pre-existing and in good condition. The Company has entered into a three year lease commencing April, 1999 at a gross rental rate for the intial year of $4,100 per month with increases for subsequent years during the term based on the increased costs of utilities, maintenance and taxes.

     Prime Foods: Prime Foods' 15,000 square foot frozen food facility is situated on a 1 acre lot located at 620 Colby Drive, Waterloo, Ontario. Prime Foods owns the property. The building is a stand alone structure of brick and concrete with a large paved parking lot on one side of the building and a smaller paved parking lot in the front of the building. Management believes that the building is in good repair. In December of 1997, Prime Foods began to operate this frozen food facility to produce frozen entrees, bundled meals and stir fry kits for the HMR Market in the United States and Canada. The production facility is equipped with mixers, filling and wrapping units, cooking ovens, cutting units, conveyer system and a new Individually Quick Frozen ("IQF") cryogenic freezing line. Management believes that the equipment is maintained in good working order.

     We have initiated a Hazard Analysis Critical Control Point Program ("HACCP") and have instituted the required renovations and documentation processes in order to obtain the HACCP certification. HACCP is a self-regulatory program generally accepted and implemented in the food processing industry which emphasizes safety and health precautions in food processing facilities.

     Pasta Kitchen: Pasta Kitchen's fresh commissary style kitchen is a 10,000 square foot facility located at 62 Milford Avenue, Toronto, Ontario. The monthly rental payment is $3,060. Management believes that the building is in good condition.

     Transcontinental: Transcontinental's 22,000 square foot facility is located at 610 Oster Lane, Concord, Ontario. The monthly rental payment is $12,000. Management believes that the building is in good condition.

     Norbakco: Norbakco's 34,000 square foot facility is located at 350 Creditstone, Unit D in Concord, Ontario. The monthly rental payment is $11,340. Management believes that the building is in good condition.

     D.C. Foods: D.C. Foods' 25,500 square foot facility is located at 35 Northland Road,

Waterloo, Ontario. The facility contains approximately 20,500 square feet of production space and 5,000 square feet of office space. The building is owned by 1005549 Ontario Limited. The building is equipped with three dock loading doors and two drive-in doors. Management believes that the building is in good condition.

     Tasty Selections: Tasty Selections' 18,500 square foot facility is located at 610 Oster Lane, Concord Ontario. The monthly rental payment is $10,480. Management believes that the building is in good condition.

b.   Credit Facilities

     As of December 31, 1998, the Company and its subsidiaries have utilized an aggregate of $1,030,000 of authorized lines of credit totalling $1,750,000. The lines of credit bear interest ranging from Prime to Prime plus 1.5%. The outstanding balances are due on demand and are secured by a general assignment of all assets of the subsidiaries and a $950,000 limited guarantee of the Company.

     Upon completion of the financing with the Canadian Chartered Bank referred to above certain of the following credit facilities will be retired and security replaced by security granted to the Canadian Chartered Bank to support the credit facilities provided by such bank.

     Business Development Bank of Canada - Mortgage: In November 1997, we received a mortgage from the Business Development Bank of Canada ("BDC") in the amount of $550,000. The mortgage is repayable in monthly installments of $3,200 plus interest. Interest is calculated based on the BDC's floating base rate plus 1%. The note matures on June 23, 2012. The loan is secured by a first charge on the land and building and a second charge on inventory and accounts receivable, a $250,000 guarantee by an officer of the Company, a guarantee by the Company for the full amount of the loan and an assignment of shareholders' loans owed by Prime Foods to International Menu. This mortgage was outstanding as follows:


Date                            Amount Outstanding
----                            ------------------

December 31, 1997               $550,000

December 31, 1998               $518,400

     Business Development Bank of Canada - Equipment Loan: In December 1997, we received a loan of $660,000 extended by the BDC. In December of 1998 we received an additional $400,000 from the BDC. The loan is repayable in two principal installments at December and January of each year for a 5-year term. Interest is payable monthly at 1.25% above the BDC's daily floating base rate. The loan is secured by a first charge on all personal property of Transcontinental.
This loan was outstanding as follows:


Date                            Amount Outstanding
----                            ------------------

December 31, 1997               $594,000

December 31, 1998               $832,000

     Bank of Nova Scotia - Equipment Financing Loan: In November 1998, we received a loan of $135,264 extended by the Bank of Nova Scotia. The loan is repayable in monthly installments of $2,137 for a 5-year term. Interest is payable monthly at the Bank of Nova Scotia's Prime rate plus 2.5%. The loan is secured by a first charge over assets financed. This loan was outstanding as follows


Date                            Amount Outstanding
----                            ------------------

December 31, 1997               $0

December 31, 1998               $133,128

     Bank of Nova Scotia - To Repay BDC Loan: In July 1998, we received a loan of $47,319 extended by the Bank of Nova Scotia. The loan is repayable in monthly installments of $1,500 for a period of 39 months. Interest is payable monthly at the Bank of Nova Scotia's Prime rate plus 2.5%. The loan is secured by a general security agreement over all present and future personal property. The loan was outstanding as follows:


Date                            Amount Outstanding
----                            ------------------

December 31, 1997               $0

December 31, 1998               $45,819

     Royal Bank of Canada - Mortgage: In September 1996, D.C. Foods received a mortgage from Royal Bank of Canada ("RBC") with a note for $700,000. The note is repayable in monthly installments of $6,500 and matures at October 2010. Interest is payable monthly at 7.52%. The note is secured by a general security agreement covering all assets, except real property, and a collateral mortgage covering property at 35 Northland Road, Waterloo, Ontario. The mortgage was outstanding as follows:


Date                            Amount Outstanding
----                            ------------------

December 7, 1997                $666,937

December 6, 1998                $640,642


     Royal Bank of Canada - Loan: In September 1996, D.C. Foods received a loan of $200,000 extended by the RBC. The loan is repayable in monthly installments of $4,010 and is due in October

2001. Interest is payable monthly at RBC's Prime rate plus 1%. The loan is secured by a general security agreement covering all assets except real property, and a collateral mortgage covering property at 35 Northland Road, Waterloo, Ontario. The loan was outstanding as follows:


Date                            Amount Outstanding
----                            ------------------

December 7, 1997                $155,920

December 6, 1998                $115,717

     Royal Bank of Canada - Loan: In July 1995, D.C. Foods received a loan of $28,000 extended by the RBC. The loan is repayable in monthly installments of $705 and is due at May 1999. Interest is payable monthly at RBC's prime rate plus 1%. The loan is secured by a general security agreement. The loan was outstanding as follows:


Date                            Amount Outstanding
----                            ------------------
December 7, 1997                $11,931

December 6, 1998                $4,035


     Krebs Restaurant, Inc. - Mortgage: In Septmember 9, 1996, D.C. Foods received a loan of $150,000 extended by Krebs Restaurant, Inc. The loan was repaid during 1998, with interest at 1% per month. The loan was secured by a mortgage on the Company. The loan was outstanding as follows:

Date                            Amount Outstanding
----                            ------------------
December 7, 1997                $150,000

December 6, 1998                $      0

     Roynat Inc. - Loan: In August 1996, Tasty Selections received a loan of $280,000 from Roynat Inc. ("Roynat"). The loan is repayable in monthly installments of $5,000 for a 5- year term. Interest is payable monthly at Roynat's floating base rate plus 3.5%. The loan is secured by (i) a first charge on all fixed assets; (ii) a first floating charge on all other assets; (iii) postponement for the period of financing of the landlord's interest in our assets; and (iv) a priorities agreement.


Date                            Amount Outstanding
----                            ------------------

December 31, 1997                   $225,000

December 31, 1998                   $165,000


     Roynat - Loan: In August 1996, Tasty Selections received a loan of $400,000 from Roynat. The principal amount of the loan is to repaid annually for a 5-year term, calculated at 20% of net after tax profit. Interest is payable monthly at the Roynat's floating base rate plus 3.5%. At our option, we may pay annually additional interest calculated at 10% of pre-tax profits with a minimum of $20,000 and a maximum of $50,000 due each year. The loan is secured by (i) a first charge on all fixed assets; (ii) a first floating charge on all other assets; (iii) postponement for the period of financing of the landlord's interest in our assets; and (iv) a priorities agreement.


Date                            Amount Outstanding
----                            ------------------

December 31, 1997                    $398,627

December 31, 1998                    $356,449

     Toronto Dominion Bank - Loan: On August 1996, Tasty Selections received a loan of $250,000 from the Toronto Dominion Bank ("TDB"). The loan is repayable in monthly installments of $4,166 for a period of 60 months. Interest is payable at TDB's Prime rate plus 3%.


Date                            Amount Outstanding
----                            ------------------

December 31, 1997                   $158,333

December 31, 1998                   $108,333

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of shares of voting stock of the Company, as of July 12, 1999, of (i) each person known by the Company to beneficially own 5% or more of the shares of outstanding common stock; (ii) each of the Company's executive officers and directors; and (iii) all of the Company's executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and the persons named as owners hold investment and voting power.


                              Amount and Nature
 Name and Address of          of Shares Beneficially            Percentage
 Beneficial Owner             Owned                             Owned(1)
 ----------------             -----                             --------

Michael Steele(2)(3)(4)       1,763,712                           9.5%

G.E. Creber(2)(5)(6)            260,000                           1.4%

Len Shiffman(2)(7)              380,000                           2.0%

Larry Hoffman(2)(8)             545,000                           2.9%

Victor Fradkin(2)(9)          1,200,000                           6.4%

Reginald Peterson(10)(11)     1,523,810                           8.2%

All Executive Officers
and Directors as a
Group                         5,672,522                          30.4%

----------
(1) The percentage calculations are based on 18,607,015 shares which are outstanding (including shares that are paid for in full but are not issued) on a fully diluted basis as of July 12, 1999. The calculation of the 18,607,015 shares is based on the following assumptions: (i) the conversion of all Class X Shares to shares of common stock of the Company; (ii) the conversion of the Class B shares of International Menu into 2,140,000 shares of common stock of the Company (the 2,140,000 shares in the common stock of the Company is based on an estimate made by management); and (iii) the inclusion of underlying shares of common stock of the Company issuable upon the exercise of options and warrants vesting within 60 days of the date of filing of this Amendment No. 1 to this Form 10-SB.

     (2) The address for Michael Steele, G.E. Creber, Len Shiffman, Victor Fradkin and Larry Hoffman is 350 Creditstone, Suite 202, Concord, Ontario.

     (3) Michael Steele serves as the Company's President and Chief Executive Officer and as a Director.

     (4) The number of shares beneficially owned by Michael Steele includes 250,000 shares of common stock of the Company which he has the option to purchase at an option price of $0.70 per share. Such option vests on August 10, 1999.

     (5)  G.E. Creber serves as Secretary and a Director of the Company.

     (6) The number of shares beneficially owned by G.E. Creber includes 20,000 shares of common stock of the Company which he has the option to purchase at an option price of $0.70 per share. Such option vests on August 10, 1999.

     (7)  Len Shiffman serves as a Director of the Company.

     (8) Larry Hoffman serves as the Company's Treasurer, Vice President and Chief Financial Officer.

     (9)  Victor   Fradkin   serves  as  the   President   and  a  Director   of
          Transcontinental.

     (10) Reginald Peterson is the controlling shareholder of Southbridge, Inc. which owns 1,523,810 shares of the Company.

     (11) Reginald Peterson serves as a Director of International Menu. His address is 2 Colombo Court, St. George, Ontario N0E IN0.

     To the best of management's knowledge, there are no arrangements which may result in a change of control of Company.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

a. Directors and Executive Officers: The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

     There are no family relationships between any of the officers or directors of the Company or its wholly owned subsidiaries.

     As of July 12, 1999, the directors and executive officers of the Company and its wholly owned subsidiaries, their ages, positions, the dates of their initial election or appointment as directors or executive officers are as follows:


Name                        Age         Positions and Offices Presently Held with the Company
----                        ---         -----------------------------------------------------

Michael Steele              41          President and Chief Executive Officer, Director
G.E. Creber                 68          Secretary, Director
Len Shiffman                41          Director
Larry Hoffman               54          Treasurer, Vice President and Chief Financial Officer


b.   Business Experience

     Michael Steele has served as the Company's President and Director since July 16, 1998. He also served as the Company's Secretary from July 16, 1998 to December 2, 1998. He also holds director and executive officer positions with International Menu, Prime Foods, Transcontinental, and Norbakco. Prior to joining the Company, from 1993 to 1995, Mr. Steele served as an officer of Thermco Canada, an environmental technology company which he founded. In 1993, Mr. Steele established headquarters for Thermco Canada in Toronto, Canada and in Phoenix, Arizona. Other branch offices were established in Europe and in the United Kingdom. In late 1994, Thermco Canada was purchased by Halozone Technologies, a publicly traded environmental corporation publicly traded on the Toronto Stock Exchange. From 1995 to 1997, Mr. Steele served as Senior Vice President of Cott Corporation, a private food label. In late 1997, he left the Cott Corporation and founded International Menu. Mr. Steele holds a BAS.

     G.E. Creber has served as Director and Secretary of the Company since December 2, 1998. Mr. Creber also serves as a Director of International Menu and as a director and officer of other reporting companies. He is the President and Chief Executive Officer of International Pursuit Corporation, Director and Secretary of World Point Terminals Inc. and Director of CML Industries Ltd. Mr. Creber is also a partner at Fogler, Rubinoff, Barristers and Solicitors. He has held these positions since 1994.

     Len Shiffman has served as Director of the Company since December 1, 1998. He also serves as a Director of International Menu. Prior to joining the Company, from 1985 to 1996, Mr. Shiffman served as Vice President in the Real Estate Corporate Finance Department of Citibank Canada. Mr. Shiffman holds a BA and MBA.

     Larry Hoffman is the Treasurer, Vice President and Chief Financial Officer of the Company. He has held these positions since December 1, 1998. He also holds director and executive officer positions with International Menu, Transcontinental and Norbakco. Prior to joining the Company, Mr. Hoffman served as Executive Vice President of Transcontinental from January 1997 to November 1998. From October 1995 to January 1997, he served as President of Prime Bakers, Inc., a producer of frozen bakery products. From October 1994 to January 1997, he served as President of Prime Pastries (1994) Inc., a producer of frozen non-baked products. Mr. Hoffman holds a BA and CA.

     Reginald Peterson has served as a Director of International Menu since April 16, 1999. From 1977 to October 1997, he served as Chief Executive Officer of Versa-Care Limited.

c.   Directors of Other Reporting Companies

     G.E. Creber, the Company's Director and Secretary is currently serving as an officer and director of other reporting companies including International Pursuit Corporation, World Point Terminals Inc. and CML Industries Ltd. See
"Directors, Executive Officers, Promoters and Control Persons - Business Experience."

d.  Significant Employees

     Victor Fradkin has served as Director of Transcontinental since the company's inception in 1983. After founding Transcontinental, he developed manufacturing practices to mass- produce Fillo Dough and Fillo Hors D'oeuvres which has allowed Transcontinental to grow into a major producer of these specialty products in Canada.

     James Guinchard has served as President of Prime Foods since its inception in May of 1990. Mr. Guinchard has experience in various facets of the food processing industry including production planning, product costing, inventory control and master scheduling. He is also proficient in gas package methodologies and vacuum machinery.

     Allan Greenspoon has served as President of Tasty Selections since 1996. He has also served as President and Director of Norbakco since June 1, 1999. Prior to joining Tasty Selections, from 1987 to 1995, Mr. Greenspoon served as President of Circlet Foods, Inc. Mr. Greenspoon has 19 years of experience in the food processing industry.

     Don Kilimnik has served as President of D.C. Foods since its inception in 1991. Prior to co-founding D.C. Foods, from 1987 to 1991, he served as General Manager for Stillmeadow Farm in Elora, Ontario. Mr. Kilimnik has over 15 years of experience in the food processing industry. He holds an MBA and BSc.

     Rob Curik has served as Vice President of D.C Foods since its inception in 1991. Prior to co-founding D.C. Foods, from 1989 to 1991 he served as Operations Manager at Stillmeadow Farms in Elora, Ontario. Mr. Curik has nearly 20 years experience in the food processing industry. He holds a B.A.

e.   Involvement in Certain Legal Proceedings

     None of the officers and directors of the Company have been involved in the past five years in any of the following:

     (1)  Bankruptcy proceedings;

     (2) Subject to criminal proceedings or convicted of a criminal act;

     (3) Subject to any order, judgment or decree entered by any Court for violating any laws relating to business, securities or banking activities; or

     (4) Subject to any order for violation of federal or state securities laws or commodities laws.

ITEM 6. EXECUTIVE COMPENSATION

     The following tables set forth information about compensation paid or accrued by the Company during the years ended December 31, 1998 and 1997 and the three month period ended March 31, 1999 to the Company's officers and directors. Only one of the executive officers, Michael Steele, President of the Company, earned over $US 100,000 ($CD 145,000) during the year ended December 31, 1998. None of the other executive officers of the Company earned more than $US 100,000 ($CD 145,000) during the years ended December 31, 1998 and 1997.

                           Summary Compensation Table
                                                                             Annual Compensaton
                                                                           Long Term Compensation

                                                                                                     Securities
Name and                                                               Other Annual    Restricted    Underlying
Principal                                     Salary          Bonus    Compensation      Stock        Options /       LTIP Payout
Position                      Year             ($)             ($)         ($)          Awards ($)    SARs (#)           ($)
--------                      ----            ------          -----    ------------    ----------    ----------       -----------
Michael Steele,
President and
Director                      1999           60,000           75,000        0                  0             0             0
                              1998          150,000                0        0                  0       625,000             0
                              1997                0                0        0                  0             0             0

G.E. Creber,
Secretary and Director        1999                0                0        0                  0             0             0
                              1998                0                0        0                  0       100,000             0
                              1997                0                0        0                  0             0             0

Len Shiffman,
Director                      1999                0                0        0                  0             0             0
                              1998           36,000                0        0                  0       100,000             0
                              1997                0                0        0                  0             0             0

Larry Hoffman,
Treasurer, Vice
President & Chief
Executive Officer             1999           30,000                0        0                  0             0             0
                              1998          100,000                0        0                  0             0             0
                              1997          100,000                0        0                  0             0             0


                     Option / SAR Grants in Last Fiscal Year

                                           Number of
                                           Securities                  % of Total Options       Exercise or Base
                                           Underlying Options           / SARs Employees        Price                  Expiration
Name and Principal                         / SARs (#)                  in Fiscal Year           ($US/Share)            Date
------------------                         ------------------          ------------------       -----------------      ----------
Michael Steele, President and Director     625,000                     75.8%                    0.70 ($CD 1.02)        August 2008


G.E. Creber,                               100,000                     12.1%                    0.70 ($CD 1.02)        August 2008
Secretary and
Director


Len Shiffman, Director                     100,000                     12.1%                    1.50 ($CD 2.19)        December 2008



 Aggregated Option / SAR Exercises in Last Fiscal Year and FY-End Option / SAR
                                     Values



                                                                      Number of Securities
                                                                      Underlying Unexercised          Value of Unexercised
Name and                      Shares                                  Options/ SAR's at               In-the-Money Options/ SAR's
Principal                     Acquired on         Value               FY-End (#) Exercisable/         at FY-End ($) Exercisable/
Positions                     Exercise #         Realized ($)         Unexercisable                   Unexercisable
---------                     ----------         ------------         -------------                   -------------
Michael Steele,                  0                   0                 0 / 625,000                       0 / 762,562
President and
Director


G.E. Creber, Secretary           0                   0                 0 / 100,000                       0 / 122,193
and Director

Len Shiffman                     0                   0                 0 / 100,000                       0 / 4,594
Director


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the past two years, we have entered into transactions with a value in excess of $US 60,000 ($CD 87,474) with officers and directors of the Company as follows:

a. Options to Michael Steele: By an agreement dated August 10, 1998, we granted to Michael Steele, the President and Director of the Company, options to purchase 625,000 common shares of the Company at an option price of $0.70 per share. Such options vest as follows:

     (i)  Option to purchase 250,000 shares will vest on August 10, 1999;

     (ii) Option to purchase 125,000 shares will vest on August 10, 2000;

     (iii) Option to purchase 125,000 shares will vest on August 10, 2001; and

     (iv) Option to purchase 125,000 shares will vest on August 10, 2002.

b. Options to G.E. Creber: By an agreement dated August 10, 1998, we granted to G.E. Creber, the Secretary and Director of the Company, options to purchase 100,000 common shares of the Company at an option price of $0.70 per share. Such options vest as follows:

     (i)  Option to purchase 20,000 shares will vest on August 10, 1999;

     (ii) Option to purchase 20,000 shares will vest on August 10, 2000;

    (iii) Option to purchase 20,000 shares will vest on August 10, 2001;

     (iv) Option to purchase 20,000 shares will vest on August 10, 2002; and

     (v) Option to purchase 20,000 shares will vest on August 10, 2003.

c. Options to Len Shiffman: By an agreement dated December 2, 1998, we granted to Len Shiffman, the Director of the Company, options to purchase 100,000 common shares of the Company at an option price of $1.50 per share. Such options vest as follows:

     (i)  Option to purchase 20,000 shares will vest on December 1, 1999;

     (ii) Option to purchase 20,000 shares will vest on December 1, 2000;

    (iii) Option to purchase 20,000 shares will vest on December 1, 2001;

     (iv) Option to purchase 20,000 shares will vest on December 1, 2002; and

     (v)  Option to purchase 20,000 shares will vest on December 1, 2003.

ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES

     a. Common Stock: On June 27, 1997, the Company filed a Certificate of Amendment to increase the authorized common stock to 25,000,000 shares with a par value of $0.001 per share. As of July 12, 1999, 9,331,673 shares of common stock are outstanding (including common shares which have been paid for in full, but not issued) and are being held by 62 holders of record. All shares of common stock issued and outstanding are validly issued, fully paid and non-assessable.

     Each share of common stock entitles the holder thereof to one non-cumulative vote, either in person or by proxy, at meetings of shareholders. Shareholders of our common stock do not have cumulative voting rights. Therefore, shareholders of more than 50% of the issued and outstanding shares of common stock and Class N shares can elect all of the directors of the Company.

     Class N Shares: The Class N shares are non-equity participating and are entitled to identical voting rights as shares of common stock. We issued 4,000,000 Class N Shares in connection with our acquisition of International Menu and reserved for issuance an additional 2,200,000 Class N shares in our acquisition of Transcontinental. As of July 12, 1999 there were a total of 3,655,170 Class N shares issued and outstanding.

     As of July 12, 1999 International Menu has issued 3,655,170 Class X shares which areconvertible on the basis of one Class X share and one class N share for one share of common stock of the Company. We have reserved for issuance 2,200,000 Class N shares. The Company may be required to reserve additional Class N Shares with respect to the conversion of the Class B Shares, Class C Shares, and Class D Shares issued by International Menu pursuant to the purchase agreement with Transcontinental. The shareholders of the Class B shares, the Class C shares and the

Class D shares are entitled to purchase for nominal consideration a number of Class N shares based upon formulas contained in the provisions of the Class B Shares, the Class C Shares and the Class D Shares. The Class B Shares, the Class C Shares and the Class D Shares together with a Class N share may be converted for shares of common stock of the Company based upon the formulas contained in the provisions of the Class B Shares, the Class C Shares and the Class D Shares.

b. Convertible Debenture: On May 10, 1999, International Menu completed a $4 Million financing in the form of a 5-year convertible debenture issued to First Ontario Fund (Crosbie & Company) and Bank of Montreal Capital Group ("BMO Capital Group"). The terms of the debenture are as follows: (i) the coupon rate for year 1 is 7% and the coupon rate from year 2 to year 5 is 13%; (ii) The debentures are convertible, at the option of the holder, into Class X shares of International Menu and Class N shares of the Company at a price of $2.62 per share; (iii) International Menu has the option to force conversion into Class X and N shares at any time that the Company's stock trades above the United States Dollar equivalent of $CD 5.50 as long as the Company's stock's daily trading volume is maintained at a minimum of 20,000 shares per day for 20 business days.

c. Private Placement Units: In November 1998, we offered 3,300,000 private placement units consisting of 3,300,000 shares of common stock, with a par value of $0.001 per share, and 1,500,000 redeemable stock purchase warrants, pursuant to Regulation S of the Securities Act, as amended. Each warrant entitled the registered holder to purchase one share of the Company's common stock at $US
1.40 ($CD 2.04) per share. The warrants could be exercised in whole or in part at any time during the exercise period which expired May 30, 1999. To protect the unit holders against dilution of the common shares underlying the warrants, the number and kind of the securities purchasable upon the exercise of the warrants will be adjusted if the Company (i) declares a dividend or makes a distribution on its outstanding shares of Common stock in shares of Common stock; (ii) subdivides or re-classifies its outstanding shares of Common stock into a greater number of shares; or (iii) combines or reclassifies its outstanding shares of Common stock into a smaller number of shares. The units have a minimum holding period of one year from the date of the subscription agreements. We sold 1,997,300 units to seven investors for a total cash consideration of $US 1,666,124 ($CD 2,429,042) net of commission and offering costs.

On or before May 31, 1999 all of the 998,650 stock purchase warrants were exercised resulting in total cash proceeds of approximately $2,064,500 (US$ 1,398,110) to the Company in consideration for the issuance of 998,650 shares of common stock of the Company.

d. Options

     Options  Granted  in  Connection  with  Acquisition  of  1005549  and Tasty
Selections: In connection with the acquisitions of 1005549 and Tasty Selections, the Company has committed to issue options pursuant to employment agreements with certain selling shareholders of the companies acquired. In each case, the exercise price of the options granted shall be the market price as determined by reference to the principal exchange upon which shares of common stock of the Company are listed on the date that the audited consolidated financial statements of the Company are approved by the Board of Directors following the period with respect to which the options relate. Each employee is granted a base number (the "Base Number") of options for each fiscal period under the term of the respective employment agreement. The terms of the employment agreements range from four to five years. While the individual is employed with the Company, the number of options granted following each fiscal period for each employee is determined as follows:

     (a) if less than 85% of the performance target for the employee is achieved, then no options are granted to the employee.

     (b) If between 85% and 100% of the performance target for the employee is achieved, then the Base Number of options will be granted to the employee for the relevant fiscal period.

     (c) If greater than 100% of the performance target for the employee is achieved, then the Base Number of options granted shall be increased on a proportionate basis and such number granted to the employee for the relevant fiscal period.


     Assuming all of the employees achieve between 85% and 100% of their respective performance targets for the fiscal period ending December 31, 1999, the Company will be required to grant a total of 100,000 options at a Board of Directors meeting in which the audited consolidated financial statements of the Company for the year ending December 31, 1999 are approved.

     The options shall vest in accordance with the terms of the individual employment agreements. Generally, 20% of the options granted will vest on the grant date, with the remaining options vesting equally at each anniversary of the grant date.

     Options to Brokton International, Ltd., Dover IX Investment Limited, IPO International Ltd. and Tinamilu Holdings Inc.: In consideration of the assistance provided in completing the financing undertaken by the Company in July 1998, the Company granted 250,000 options to each of Brokton International, Ltd., Dover IX Investment Limited, IPO International Ltd. and Tinamilu Holdings Inc. The options were in each case available for exercise during the period from and including February 1, 1999 to and including July 31, 1999 at an option price of $US 1.00 ($CD 1.46) per optioned share. In May 1999, the Company granted to each of the optionees an extension for the exercise of the said options whereby in each case, 100,000 of the optioned shares shall be available for exercise to and including December 31, 1999 and the remaining 150,000 optioned shares shall be available for exercise to and including June 30, 2000.

     Options to Robert Caldwell Capital Corporation: In consideration of financings completed by the Company and International Menu in April and May, 1999, pursuant to an agency agreement dated April 10, 1999 between International Menu and Robert Caldwell Capital Corporation ("Caldwell"), International Menu paid to Caldwell a commission of $380,000 and, in addition, granted to Caldwell options to purchase up to 144,762 common shares of the capital stock of the Company at an option price of $US 1.75 ($CD $2.55) per optioned share with the said options being available for exercise to and including April 17, 2000.

     Options to Baybak and Company, Inc.: In consideration of services provided to the Company by Michael Baybak and Company, Inc. ("Baybak"), the Company granted to Baybak options to purchase 125,000 common shares in the capital stock of the Company during the period to and including December 31, 2001. The option price for 50,000 of the optioned shares is $US 0.90 ($CD 1.31) per common share and the option price for the remaining 75,000 optioned shares is $US 1.50 ($CD 2.19) per optioned share.

     Options to James Guinchard: International Menu granted options to James Guinchard, the President and Director of Prime Foods, to purchase 40,000 Class X shares of International Menu, 16,000 of which have vested. The options for the remaining 24,000 common shares will vest at an option price of $US 0.625 ($CD 0.91), of which 8,000 of the optioned shares shall vest on November 3, 1999, a further 8,000 of the optioned shares shall vest on November 3, 2000, and the remaining 8,000 optioned shares shall vest on November 3, 2001.

     Options to Barbara Druxerman: The Company has granted to Barbara Druxerman, the Vice President of Development of Transcontinental, options to purchase 3,000 common shares in the capital stock of the Company which shall have an exercise price of $US 2.00 ($CD 2.91) per common share and such options shall vest as to 20% on the ninety-first day following the date of her commencement of employment with Transcontinental and 20% on the first, second, third and fourth anniversaries of the date of Ms. Druxerman's commencement of employment.

     Options to Southbridge Inc.: On April 16, 1999 Southbridge Inc. subscribed for 1,523,810 common shares of the Company at a subscription price of $2.625 per common share. As part of the subscription the Company granted to Southbridge 400,000 warrants which entitle Southbridge to purchase up to 200,000 common shares at the price of $2.25 per common share during the period to April 16, 2000 and 200,000 common shares at the price of $2.625 per common share during the period to April 16, 2001.

     For a discussion of options granted to officers and directors of the Company, reference is made to "Certain Relationships and Related Transactions".

e. "Anti-Takeover" Provisions: The Company's Certificate of Incorporation contains certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another entity or person.

PART II

ITEM 1. MARKET PRICE OF COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

a.   Market Information

     Since July 20, 1998, the common stock of the Company has been traded under the symbol "MENU" on the system of the National Association of Securities Dealers, Inc. known as the OTC Bulletin Board (the "Bulletin Board"). Prior to the amalgamation of International Menu with and into the Company, our common stock was traded under the symbol "ANMH."

     To the best of our knowledge, there are presently five market-makers for our common stock. When stock is traded in the public market, characteristics of depth, liquidity and orderliness of the market being made in the stock depends on the existence of market-makers as well as the presence of willing buyers and sellers. There can be no assurance that these market-makers will continue to make a market for our common stock.

     The principal market for our common stock is the Bulletin Board. The range of high and low bids to purchase our common stock on the Bulletin Board for the first quarter of 1999 and each quarter within the last two fiscal years is as follows:


Quarter                       Low Bid                  High Bid

1998 (2nd Quarter)              $3/8                       $1

1998 (3rd Quarter)              $1                         $1 1/32

1998 (4th Quarter)              $7/8                       $1 5/8

1999 (1st Quarter)              $1 3/16                    $2 21/64

April 1999                      $1 51/64                   $2 29/64

May 1999                        $1 7/8                     $2 1/4

June 1999                       $1 31/32                   $3 5/16

To July 12, 1999                $3                         $4

b.   Holders

     As of March 31, 1999, the total number of issued and outstanding Class X shares of International Menu and the total number of issued and outstanding Class N shares of the Company was 5,090,462. One Class X share and one Class N share, when combined, are convertible into one common share of the Company.

c.   Dividends

     The Company has never paid cash dividends on its stock and does not intend to do so in the foreseeable future. We currently intend to retain our earnings for the operation and expansion of the business. Our continued need to retain earnings for operations and expansion is likely to limit our ability to pay dividends in the future.

ITEM 2. LEGAL PROCEEDINGS

     The Company and its wholly owned subsidiaries each experiences routine litigation in the normal conduct of its business. Neither the Company nor its subsidiaries believes that any such pending litigation, if any, will have, individually or in the aggregate, a material adverse effect on its respective business or financial condition.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no disagreements with our independent  accountants over any item involving the Company's financial statements. Our independent accountants are Deloitte & Touche LLP, 55 King Street West, Suite 700, Kitchener, Ontario N2G 4W1.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In September 1997, we issued an aggregate of 1,000,000 shares of restricted common stock, with a par value of $0.001 per share, pursuant to Regulation D of the Securities Act, as amended. All 1,000,000 shares were sold to two investors for total cash consideration of $1,000 net of commission and offering costs. The shares were issued as follows:

      Purchaser                      Date of Purchase      Number of Common
                                                           Shares

      Knight Financial, Ltd.         8/25/97               100,000

      G.M. Capital Partners, Ltd.    9/25/97               900,000

     In July of 1998, as a condition of the amalgamation agreement between the Company and International Menu, G.M. Capital Partners, Ltd. and Knight
Financial, Ltd. canceled and returned to the treasury of the Company all restricted shares of common stock subscribed to in the September 1997 offering.

     In October 1997, we issued a total of 1,250,000 shares of common stock, with a par value of $0.001 per share, pursuant to Rule 504 of Regulation D of the Securities Act, as amended. All

1,250,000 shares were sold to seven investors for a total cash consideration of $12,500 net of commission and offering costs. The shares were issued as follows:


      Purchaser                      Date of Purchase        Number of Common
                                                             Shares

      International Treasury &
         Investments                 10/21/97                220,000

      International Commerce
         Clearing Corporation        10/21/97                220,000

      Norton International
         Holdings, Ltd.              10/21/97                220,000

      Tiger Eye Investments
         (Cayman), Ltd.              10/21/97                220,000

      Llewellyn Capital Trust
         Foundation                  10/21/97                220,000

      Knight Family Trust            10/21/97                 40,000

      Michie Family Trust            10/21/97                110,000

     In November 1997, we issued a total of 28,000 shares of common stock, with a par value of $0.001 per share, pursuant to Rule 504 of Regulation D of the Securities Act, as amended. All 28,000 shares were sold to twenty-eight investors for a total cash consideration of $1,400 net of commission and offering costs. The shares were issued as follows:


      Purchaser                      Date of Purchase        Number of Common
                                                             Shares

      Earle Lewis                    11/1/97                 1,000

      Pam Lewis                      11/1/97                 1,000

      Melanie Lewis                  11/1/97                 1,000

      Sherrye Sailes                 11/1/97                 1,000

      Sheyne Almond                  11/1/97                 1,000

      Sheyanne Almond                11/1/97                 1,000

      Rheece Metcalfe                11/1/97                 1,000

      Raelyn Metcalfe                11/1/97                 1,000

      Cathryn Newman                 11/1/97                 1,000

      Gary Newman                    11/1/97                 1,000

      Mitchell Newman                11/1/97                 1,000

      Nicholas Newman                11/1/97                 1,000

      Philip Fox                     11/1/97                 1,000

      Carole Fox                     11/1/97                 1,000

      David Shaw                     11/1/97                 1,000

      Mary-Margaret Mackinnon        11/1/97                 1,000

      Thomas Shaw                    11/1/97                 1,000

      Sandy Michie                   11/1/97                 1,000

      Pat Michie                     11/1/97                 1,000

      Dene Knight                    11/1/97                 1,000

      Lorraine Knight                11/1/97                 1,000

      Doug Knight                    11/1/97                 1,000

      Kathy Knight                   11/1/97                 1,000

      Darcy Knight                   11/1/97                 1,000

      Tyler Knight                   11/1/97                 1,000

      Bill Roberts                   11/1/97                 1,000

      Doug Harrington                11/1/97                 1,000

      Ed Smith                       11/1/97                 1,000


      In April 1998, we issued 400,000 shares of common stock, with a par value of $0.001 per share, pursuant to Rule 504 of Regulation D of the Securities Act, as amended. All 400,000 shares were sold to three investors for a total cash consideration of $4,000 net of commission and offering costs. The shares were issued as follows:


       Purchaser                     Date of Purchase        Number of Common
                                                             Shares

       Tiger-Eye Investments
         (Cayman) Ltd.               4/9/98                  150,000

       Llewellyn Capital Trust
         Foundation                  4/9/98                  150,000

       Luserna Stiftung              4/9/98                  100,000

     In July 1998, we issued a total of 1,400,000 shares of common stock, with a par value of $0.001 per share, pursuant to Rule 504 of Regulation D of the Securities Act, as amended. All 1,400,000 shares were sold to six investors for a total cash consideration of $US 925,000 ($CD 1,348,557.50) net of commission and offering costs. The shares were issued as follows:

       Purchaser                     Date of Purchase        Number of Common
                                                             Shares

       Tinamilu Holdings, Inc.       7/6/98                  233,333

       Brockton International        7/6/98                  233,333

       Wifsta Limited                7/6/98                  233,333

       Deevale Limited               7/6/98                  233,333

       Dover IX Investment Limited   7/6/98                  233,335

       IPO International, Ltd.       7/6/98                  233,333


     All share issuances described in the preceding paragraphs were issued by the Company, when it was known as ANM Holding Corporation, prior to the amalgamation described in "Description of Business".

     In November 1998, we offered 3,300,000 private placement units consisting of 3,300,000 shares of common stock, with a par value of $0.001 per share, and 1,500,000 redeemable stock purchase warrants, pursuant to Regulation S of the Securities Act, as amended. Each warrant entitles the registered holder to purchase one share of the Company's common stock at $1.40 per share. We sold 1,997,300 units to ten investors for a total cash consideration of $US 1,666,124 ($CD 2,620,677.30) net of commission and offering costs. The units were issued as follows:


       Purchaser                     Date of Purchase        Number of Common
                                                             Shares

       Christopher Smith               11/23/98              157,000

       Larry Hoffman                   11/23/98              110,000

       Victor Fradkin                  11/23/98              220,000

       Thinomen Gronberg and
         William Gronberg              11/23/98              110,000

       Dover IX Investments, Ltd.      11/23/98              575,300

       Mario Girorgio in Trust         11/23/98              220,000

       Canadian Food Fund Corp.        11/23/98              165,000

       Bull International, Ltd.        11/23/98              110,000

       Mark Johnson Holdings, Inc.     11/23/98              110,000

       Britwirth Investments, Ltd.     11/23/98              220,000

     On April 16, 1999 Southbridge Inc. subscribed for 1,523,810 common shares of the Company at a subscription price of $2.625 per common share. As part of the subscription the Company granted to Southbridge 400,000 warrants which entitle Southbridge to purchase up to 200,000 common shares at the price of $2.25 per common Share during the period to April 16, 2000 and 200,000 common shares at the price of $2.625 per common share during the period to April 16, 2001. In connection with such subscription the Company entered into additional agreements with Southbridge which address registration rights and future financings of the Company.

     On May 10, 1999, International Menu completed a $4 Million financing in the form of a convertible debenture issued to First Ontario Fund (Crosbie & Company) and BMO Capital Group. The First Ontario Fund and BMO Capital Group advanced $2.5 Million and $1.5 Million respectively to the Company. The strike price for the convertible debenture is $2.62 per share.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our By-laws provide for such indemnification of our officers and directors to the extent permitted by the Nevada General Corporation Law ("NGL"). Section
78.7502 of the NGL permits a corporation to indemnify any officer, director, employee, or agent, who is, was, or is threatened to be made a party to any action, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was an officer, director, employee, or agent, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a criminal action, he had no reasonable cause to believe that his conduct was unlawful. In the case in which a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of such action, the corporation must indemnify him for expenses, including attorneys' fees, actually and reasonably incurred by him insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the issuer, the issuer has been advised that in the opinion of the securities and exchange commission such indemnification is against public policy as expressed in the law and is, therefor, unenforceable. In the event a demand for indemnification is made, the issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the law and will be governed by the final adjudication of such issues.

     Such indemnification provisions are intended to increase the protection provided directors and, thus, increase our ability to attract and retain qualified persons to serve as directors. Because directors liability insurance is only available at considerable cost and with low dollar limits of coverage and broad policy exclusions, we do not currently maintain a liability insurance policy for the benefit of our directors, although we are presently seeking to secure such insurance. We believe that the substantial increase in the number of lawsuits being threatened or filed against corporations and their directors and the general unavailability of directors liability insurance to provide protection against the increased risk of personal liability resulting from such lawsuits have combined to result in a growing reluctance on the part of capable persons to serve as members of boards of directors of companies, particularly of companies which intend to become public companies. We also believe that the increased risk of personal liability without adequate insurance or other indemnity protection for our directors could result in overcautious and less effective direction and management of the Company.

     The provisions affecting personal liability do not abrogate a director's fiduciary duty to the Company and its stockholders, but eliminates personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director's duty of loyalty (which is generally described as the duty not to engage in any transaction which involves a conflict between the interest of the Company and those of the director) or for violations of the federal securities laws. The provisions also limit or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change control of the Company.

     The provisions regarding indemnification provide, in essence, that we will indemnify our directors against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director's status as a director of the Company, including actions brought by or on behalf of the Company (shareholder derivative actions). The provisions do not require a showing of good faith. Moreover, they do not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, for "short-swing" profits violations under the federal securities laws, or for the receipt of illegal remuneration. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance. One purpose of the provisions is to supplement the coverage provided by such insurance. However, as mentioned above, we do not currently provide such insurance to its directors, and there is no guarantee that we will provide such insurance to our directors in the near future, although we may attempt to obtain such insurance.

     These provisions diminish the potential rights of action which might otherwise be available to shareholders by limiting the liability of officers and directors to the maximum extent allowable under Nevada law and by affording indemnification against most damages and settlement amounts paid by a director of the Company in connection with any shareholder derivative action. However, the provisions do not have the effect of limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because we do not presently have directors liability insurance and because there is not assurance that we will retain such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provision, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the cost for indemnification, the value of our stock may be adversely affected.

     Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing
provisions,   or   otherwise,   the   Company   has  been   advised   that  such
indemnification, in the opinion of the SEC, is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We believe that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.


PART F/S

ITEM 1. FINANCIAL STATEMENTS

     For information regarding this item, reference is made to the "Index of Financial Statements."


PART III

ITEM 1. INDEX TO EXHIBITS


Part III

Item 1.  INDEX TO EXHIBITS

2.0 Share Purchase Agreement between 1218951 Ontario Limited and Prime Foods, dated October 9, 1998.

2.1 Share Purchase Agreement among Victor Fradkin, Rhys Quin, Lauderdale Capital Corp., Larry Hoffman, International Menu and the Company, dated November 30, 1998.

2.2 Share Purchase Agreement among Alrae Investments Inc., Katherine Kan, Roynat Inc., International Menu and the Company, dated April 15, 1999.

2.3 Exchange Agreement and Shareholder Loan Purchase Agreement between Sania Shechtman and International Menu, dated April 1999.

2.4 Exchange Agreement and Shareholder Loan Purchase Agreement between 1276396 Ontario Ltd. and International Menu, dated April 1999.

2.5 Share Purchase Agreement among Donald Kilimnik, Deborah Kilimnik, Robert Curik, Anjela Curik, International Menu and the Company.

2.6 Exchange Agreement among Elililco Ltd., David Arosh, Margaret Arosh, International Menu and the Company, dated May 1999.

3.0    Articles of Incorporation of ANM Holdings Corporation.

3.1 Certificate of Amendment of Certificate of Incorporation of ANM Holdings Corporation, dated July 15, 1998.

3.2 Certificate of Amendment of Certificate of Incorporation of International Menu defining the rights of security holders, dated May 7, 1999.

3.3 Certificate of Amendment of Certificate of Incorporation of International Menu defining the rights of security holders, dated May 10, 1999.

3.4    By-laws of ANM Holdings Corporation.

10.0 Employment Agreement between International Menu and Michael Steele, dated August 1, 1998.

10.1 Agency Agreement between International Menu and Robert Caldwell Capital Corporation, dated April 10, 1999.

21.0   Subsidiaries of the Company:

                                                            Province of
         Name                                               Incorporation
         ----                                               -------------
         International Menu Solutions Inc.                    Ontario
         Prime Foods Processing Inc.                          Ontario
         Transcontinental Gourmet Foods Inc.                  Ontario
         Norbakco Ltd.                                        Ontario
         Tasty Selections Inc.                                Ontario
         1005549 Ontario Inc.                                 Ontario
         D.C. Foods Processing Inc.                           Ontario

INDEX TO FINANCIAL STATEMENTS

The following documents are filed as part of this Registration Statement.

     INTERNATIONAL MENU SOLUTIONS CORPORATION

     Independent auditors' report.                                  F-1

     Audited  consolidated balance sheets as of December 31,
     1998 and 1997 and unaudited  consolidated balance sheet
     as of March 31, 1999.                                          F-2

     Audited  consolidated  statements of operations for the
     year ended  December  31,  1998 and for the period from
     September  26, 1997 to December 31, 1998 and  unaudited
     consolidated  statements  of  operations  for the three
     months ended March 31, 1999 and 1998.                          F-3

     Audited consolidated  statement of stockholders' equity
     for the period from  September 26, 1997 to December 31,
     1998   and   unaudited    consolidated   statement   of
     stockholders'  equity for the three  months ended March
     31, 1999.                                                      F-4

     Audited  consolidated  statements of cash flows for the
     year ended  December  31,  1998 and for the period from
     September  26, 1997 to December 31, 1997 and  unaudited
     consolidated  statements  of cash  flows  for the three
     months ended March 31, 1999 and 1998.                          F-5

     Notes to consolidated financial statements.                    F-6 to F-17

     TRANSCONTINENTAL GOURMET FOODS INC.

     Auditors' report.                                              F-18

     Audited balance sheets as at February 28, 1998 and 1997 and unaudited balance sheet as at November 30, 1998.
                                                                    F-19

     Audited  statement  of retained  earnings for the years
     ended   February  28,  1998  and  1997  and   unaudited
     statement  of  retained  earnings  for the nine  months
     ended November 30, 1998.                                       F-20

     Audited  statements  of  income  for  the  years  ended
     February 28, 1998 and 1997 and unaudited statement of income for the nine months ended November 30, 1998.
                                                                    F-21

     Audited  statements  of cash flow for the  years  ended
     February 28, 1998 and 1997 and unaudited statement of cash flow for the nine months ended November 30, 1998.
                                                                    F-22

     Notes to financial statements.                                 F-23 to F-31

     1188980 ONTARIO LTD. (the predecessor  company to Tasty
     Selections Inc.)

     Auditors' report.                                              F-32

     Audited balance sheet as of June 30, 1998 and unaudited
     balance sheet as of March 31, 1999.                            F-33

     Audited  statement of income and retained  earnings for
     the year ended June 30, 1998 and unaudited statement of
     income and retained  earnings for the nine months ended
     March 31, 1999.                                                F-34

     Audited  statement of cash flow for the year ended June
     30, 1998 and  unaudited  statement of cash flow for the
     nine months ended March 31, 1999.                              F-35

     Notes to financial statements.                                 F-36 to F-40

     1005549  ONTARIO  LIMITED  (100%  owner  of D.C.  Foods
     Processing Inc.)

     Report of Independent Auditors.                                F-40

     Audited  consolidated  balance sheets as of December 6,
     1998 and December 7, 1997.                                     F-41

     Audited  consolidated  statements  of earnings  for the
     years ended December 6, 1998 and December 7, 1997.             F-42

     Audited consolidated statements of stockholders' equity
     for the years ended  December  6, 1998 and  December 7,
     1997.                                                          F-43

     Audited  consolidated  statements of cash flows for the
     years ended December 6, 1998 and December 7, 1997.             F-44

     Notes to consolidated financial statements.                    F-45 to F-53

     PRO  FORMA   CONSOLIDATED   FINANCIAL   STATEMENTS   OF
     INTERNATIONAL MENU SOLUTIONS CORPORATION

     Unaudited   pro   forma   consolidated   statement   of
     operations of International Menu Solutions  Corporation
     and  subsidiaries for the year ended December 31, 1998.        F-54

     Unaudited  pro forma  consolidated  balance sheet as of
     December 31, 1998.                                             F-55

     Unaudited  pro forma  consolidated  balance sheet as of
     March 31, 1999.                                                F-56

     Unaudited  pro forma  statement of  operations  for the
     year ended December 31, 1998.                                  F-57

     Unaudited  pro forma  statement of  operations  for the
     three months ended March 31, 1999.                             F-58

     Unaudited  pro forma  statement of  operations  for the
     three months ended March 31, 1998.                             F-59

     Footnotes to unaudited pro forma consolidated financial
     statements.                                                    F-60 to F-61

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 1999

                    INTERNATIONAL MENU SOLUTIONS CORPORATION

                                   By: /s/ Michael Steele,
                                       ------------------------
                                       President

                                   By: /s/ G.E. Creber,
                                       ------------------------
                                       Secretary

Independent Auditors' Report

To the Directors of International Menu Solutions Corporation

We have audited the accompanying consolidated balance sheets of International Menu Solutions Corporation and subsidiaries as of December 31, 1998 and December 31, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1998 and for the period from incorporation, September 26, 1997 to December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of International Menu Solutions Corporation and subsidiaries as of December 31, 1998 and December 31, 1997 and the results of their operations and their cash flows and the for year ended December 31, 1998 and for the period from the date of incorporation, September 26, 1997 to December 31, 1997 in conformity with accounting principles generally accepted in the United States.


/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP


Chartered Accountants

Kitchener, Ontario
March 25, 1999, except as to
  Notes 18b) to 18k) which are as of
  June 27, 1999

INTERNATIONAL MENU SOLUTIONS CORPORATION
Consolidated Balance Sheets
(Canadian dollars)
================================================================================

                                                                   March 31,                  December 31,
                                                                     1999               1998               1997
                                                                 ------------       ------------       ------------
                                                                (unaudited)
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                   $  1,556,743       $  1,865,612       $    299,274
     Accounts receivable                                            2,379,875          2,270,251            269,466
     Inventories                                                    2,526,410          1,299,890            236,434
     Prepaid expenses                                                 566,551            100,633             16,766
--------------------------------------------------------------------------------------------------------------------
                                                                    7,029,579          5,536,386            821,940
CAPITAL ASSETS, NET (Note 4)                                        3,895,830          3,617,196            905,475
INTANGIBLE ASSETS, NET (Note 5)                                     4,778,261          4,627,070            339,365
DEFERRED INCOME TAXES (Note 14)                                        51,400               --                 --
--------------------------------------------------------------------------------------------------------------------
                                                                 $ 15,755,070       $ 13,780,652       $  2,066,780
--------------------------------------------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
     Bank indebtedness (Note 6)                                  $  3,629,509       $  1,100,849       $     40,000
     Accounts payable                                               1,715,394          2,072,485            512,386
     Accrued liabilities                                            1,320,807            937,940             53,220
     Current portion of capital lease obligation (Note 7)             105,090             94,486               --
     Current portion of long-term debt (Note 8)                       284,041            279,044             31,600
--------------------------------------------------------------------------------------------------------------------
                                                                    7,054,841          4,484,804            637,206
CAPITAL LEASE OBLIGATION (Note 7)                                     321,807            297,387               --
LONG-TERM DEBT (Note 8)                                             1,138,396          1,250,303            518,400
DEFERRED INCOME TAXES (Note 14)                                          --               93,000               --
--------------------------------------------------------------------------------------------------------------------
                                                                    8,515,044          6,125,494          1,155,606
--------------------------------------------------------------------------------------------------------------------

MINORITY INTEREST (Note 10)                                         3,362,000          3,374,000               --
--------------------------------------------------------------------------------------------------------------------

COMMITMENTS (Note 9)

STOCKHOLDERS' EQUITY
     Class A preferred stock - no par value; unlimited shares
        authorized; Nil and 700,000 shares issued                        --                 --              280,320
     Class N voting, non-participating stock - US$0.001 par
        value; 10,000,000 shares authorized; 2,266,087,
        3,190,462 and 4,000,000 shares issued                           3,200              4,586              5,800
     Common stock - US$0.001 par value; 25,000,000 shares
        authorized; 6,809,213,  5,884,838 and
        1,678,000 shares issued                                         9,550              8,164              1,854
     Additional paid-in capital                                     4,871,951          4,871,951            664,997
     Deficit                                                       (1,006,675)          (603,543)           (41,797)
--------------------------------------------------------------------------------------------------------------------
                                                                    3,878,026          4,281,158            911,174
--------------------------------------------------------------------------------------------------------------------
                                                                 $ 15,755,070       $ 13,780,652       $  2,066,780
====================================================================================================================

                 See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION
Consolidated Statements of Operations
(Canadian dollars)
================================================================================

                                                                                          Period from
                                                                                         incorporation,
                                            Three months ended            Year ended   September 26, 1997
                                                March 31,                 December 31,   to December 31,
                                          1999              1998             1998             1997
                                       -----------       -----------      -----------  ------------------

                                                  (unaudited)

REVENUE                                $ 3,763,311      $   641,259      $ 6,096,048        $   442,493
--------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
    Cost of goods sold                   3,183,356          562,300        4,729,806            365,385
    Selling expenses                       309,477            7,912          610,033             12,516
    Research and development                96,970           27,269          425,542              5,663
    Administrative expenses                594,303          158,410          765,089             92,143
    Amortization of intangibles             72,381           15,080           67,473              5,728
--------------------------------------------------------------------------------------------------------
                                         4,256,487          770,971        6,597,943            481,435
--------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                      (493,176)        (129,712)        (501,895)           (38,942)
--------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
    Interest revenue                        18,273             --             24,763              1,268
    Interest expense                       (84,629)         (15,559)         (98,066)            (4,123)
--------------------------------------------------------------------------------------------------------
                                           (66,356)         (15,559)         (73,303)            (2,855)
--------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES AND
    MINORITY INTEREST                     (559,532)        (145,271)        (575,198)           (41,797)
INCOME TAXES                               144,400             --               --
--------------------------------------------------------------------------------------------------------
LOSS BEFORE MINORITY INTEREST             (415,132)        (145,271)        (575,198)           (41,797)
MINORITY INTEREST                           12,000             --             26,000               --
--------------------------------------------------------------------------------------------------------
NET LOSS                               $  (403,132)     $  (145,271)     $  (549,198)       $   (41,797)
--------------------------------------------------------------------------------------------------------

NET LOSS PER SHARE - BASIC
    AND DILUTED (Note 15)              $     (0.04)     $     (0.03)     $     (0.09)       $     (0.01)
--------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE OUTSTANDING
     COMMON SHARES (Note 15)             9,075,300        5,678,000        6,419,141          5,278,000
========================================================================================================

                 See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION
Notes to Consolidated Financial Statements
(In accordance with United States Generally Accepted Accounting Principles) (Canadian dollars)
================================================================================

                                     Class A                                                   Additional    Total
                                    Preferred         Class N               Common               Paid-In  Accumulated  Stockholders'
                                 Shares     Amount     Shares     Amount    Shares     Amount    Capital    Deficit       Equity
                                 ------     ------     ------     ------    ------     ------    -------    -------     ------------
Balances, September 26, 1997         --   $     --          --  $    --          --  $     --  $       -  $      --            --

  Issuance of common shares                                               4,000,000   672,651                              672,651

  Issuance of Class A
     preferred shares           700,000    280,320                                                                         280,320

  Effect of reverse
    acquisition (see Note 10)                        4,000,000    5,800  (2,322,000) (670,797)    664,997                      --

  Net loss                                                                                                    (41,797)     (41,797)
------------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1997     700,000    280,320   4,000,000    5,800   1,678,000     1,854     664,997     (41,797)     911,174

  Issuance of common shares                                               3,397,300     5,096   4,206,954                4,212,050

   Fair value of brokers'
     options (Note 11)                                                                         (1,058,300)              (1,058,300)
                                                                                                1,058,300                1,058,300
   Fair value of warrants'
     issued in private
     placement (Note 10)                                                                       (1,622,900)              (1,622,900)
                                                                                                1,622,900                1,622,900

  Redemption of Class A        (700,000)  (280,320)                                                           (12,548)    (292,868)
     preferred shares

  Share exchange (Note 10)                            (809,538)  (1,214)    809,538     1,214                                   --

  Net loss                                                                                                   (549,198)    (549,198)
------------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1998          --         --   3,190,462    4,586   5,884,838     8,164   4,871,951    (603,543)   4,281,158

  Share exchange (unaudited)                          (924,375)  (1,386)    924,375     1,386                                   --

  Net loss (unaudited)                                                                                       (403,132)    (403,132)
------------------------------------------------------------------------------------------------------------------------------------
Balances, March 31, 1999 (unaudited) --   $     --   2,266,087  $ 3,200   6,809,213   $ 9,550  $4,871,951 $(1,006,675) $ 3,878,026
====================================================================================================================================

                 See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION
Consolidated Statements of Cash Flows
(Canadian dollars)
================================================================================

                                                                                                                     Period from
                                                                                                                    incorporation,
                                                                    Three months ended            Year ended      September 26, 1997
                                                                         March 31,                December 31,     to December 31,
                                                                  1999              1998              1998              1997
                                                              -----------     ------------       ------------     ------------------
                                                                     (unaudited)
OPERATING ACTIVITIES
    Net loss                                                 $  (403,132)      $  (145,271)      $  (549,198)      $   (41,797)
    Item not requiring cash
      Depreciation and amortization                              144,313            30,432           163,946            17,144
      Minority interest                                          (12,000)             --             (26,000)             --
      Deferred income taxes                                     (144,400)             --                --                --
    Changes in operating assets and liabilities
      Accounts receivable                                       (109,624)            6,024          (489,189)          (75,067)
      Inventories                                             (1,226,520)          (22,338)          408,787           (33,406)
      Prepaid expenses                                          (465,918)           (7,540)          (21,271)           (4,216)
      Accounts payable                                          (357,091)           33,282             7,568            80,026
      Accrued liabilities                                        382,867            21,763              --              50,051
------------------------------------------------------------------------------------------------------------------------------------
                                                              (2,191,505)          (83,648)         (505,357)           (7,265)
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of capital assets                                  (287,807)          (91,614)         (216,397)          (16,835)
    Additions to intangible assets                              (223,416)          (23,308)          (14,332)           (4,050)
    Acquisitions, net of cash acquired in 1997 -
      $2,514; including bank overdraft assumed
      in 1998 - $1,126,779                                          --                --          (2,671,529)         (665,547)
------------------------------------------------------------------------------------------------------------------------------------
                                                                (511,223)         (114,922)       (2,902,258)         (686,432)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issuance of shares                                              --                --           4,212,050           952,971
    Proceeds from bank loans                                   2,528,660            95,000         1,202,348            40,000
    Payment of long-term debt and
      capital lease principal                                   (134,801)           (2,800)         (147,577)             --
    Redemption of Class A preferred stock                           --                --            (292,868)             --
------------------------------------------------------------------------------------------------------------------------------------
                                                               2,393,859            92,200         4,973,953           992,971
------------------------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND
    CASH EQUIVALENTS                                            (308,869)         (106,370)        1,566,338           299,274

CASH AND CASH EQUIVALENTS,
    BEGINNING OF PERIOD                                        1,865,612           299,274           299,274              --
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
    END OF PERIOD                                            $ 1,556,743       $   192,904       $ 1,865,612       $   299,274
====================================================================================================================================
Supplemental disclosures of cash flow information:
    Cash paid during the period for interest                 $    84,629       $    15,559       $    98,066       $     4,123
====================================================================================================================================
    Cash paid during the period for income taxes             $      --         $      --         $      --         $      --
====================================================================================================================================

INTERNATIONAL MENU SOLUTIONS CORPORATION
Notes to Consolidated Financial Statements
(In accordance with United States Generally Accepted Accounting Principles) (Canadian dollars)
================================================================================

1.   DESCRIPTION OF BUSINESS

     The Company develops, markets and produces a series of specialty food products for sale to food distributors, food retailer chains and specialty food retailers.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States, the most significant of which are as follows:

     Basis of presentation

     The consolidated financial statements include the accounts of the International Menu Solutions Corporation (a Nevada corporation) (the "Company" or "IMSC") and its wholly owned operating subsidiaries, International Menu Solutions Inc. ("IMSI"), Prime Foods Processing Inc. ("PFPI"), Transcontinental Gourmet Foods Inc. ("TGF"), and Norbakco Ltd. ("Norbakco") which is 59% owned by IMSI, (all are Ontario corporations).

     On July 16, 1998, the Company (which at the time was named ANM Holdings Corporation, a Nevada Corporation ("ANM")) acquired all of the outstanding common stock of IMSI. This transaction was treated as a reverse acquisition of ANM as the former shareholders of the IMSI retained the majority voting interest of the combined entity. Accordingly, IMSI is deemed to be the accounting acquirer, whereby the financial statements represent those of the IMSI and not the legal acquirer, ANM. The historical financial statements are those of IMSI. The entity's outstanding capital stock represents the historical capital stock of ANM and the stock issued in the reverse acquisition.

     Foreign currency translation

     The Company's functional currency is the Canadian dollar. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. Monetary assets and liabilities denominated in a currency other than the functional currency are converted to the functional currency at the exchange rate in effect at each period end. All foreign currency transaction gains or losses have been included in earnings.

     Revenue recognition

     Revenue is recognized upon shipment of goods to customers net of allowances for expected returns for fresh-food deliveries.

     Inventory

     Inventory is valued at the lower of cost and net realizable value with cost being determined on a first-in, first-out basis.

     Capital assets

     Capital assets are recorded at cost. Depreciation is provided at the following rates:

      Building                              20 years straight-line
      Plant equipment                       5 to 10 years straight-line
      Leasehold improvements                Straight line over the lease term,
                                                  typically five years
      Office equipment                      20% declining-balance
      Computer equipment                    30% declining-balance

     Intangible assets

     Intangible assets are recorded at cost and represent packaging artwork and goodwill. Amortization periods are as follows:

     Packaging artwork                     3 to 5 years straight-line
     Deferred financing costs              Over term of debt instrument
     Goodwill                              20 to 40 years straight-line

     Asset impairment

     The Company reviews the carrying value of intangible and other long-lived assets on a periodic basis for evidence of impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

     Income taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of tax assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

     Cash and cash equivalents

     Investments in highly liquid debt instruments with original maturities of 90 days or less are designated as cash and cash equivalents.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ materially from those estimates and assumptions.

     Recently issued accounting pronouncements

     In February, 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", which has been adopted by the Company. Upon the adoption of SFAS No. 128, the Company is presenting basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is derived by adjusting the basic earnings per share calculation to reflect the effect of securities with dilutive potential. The computation of diluted earnings per share does not include securities with dilutive potential that would have an anti-dilutive effect on earnings per share.

     In June 1997, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components. The Company's adoption of SFAS No. 130 had no effect on the consolidated financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting and identification of operating segments and requires certain financial and descriptive information regarding those segments. The Company operates in one business segment and consequently the adoption of SFAS No. 131 had no material effect on the consolidated financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes standards for the reporting and accounting for derivative instruments. Presently, the Company currently does not use derivative instruments or conduct hedging activities. Management is in the process of determining the impact of SFAS No. 133 on the consolidated financial statements.

3.   ACQUISITIONS

     Year ended December 31, 1998

     During the year ended December 31, 1998, IMSI acquired the businesses, set out in the table below, which have been accounted for using the purchase method:

                                                                Pasta          Kitchen(1)
TGF/Norbakco 2)
                                                         ----------------   ---------------
     Acquisition date                                     October 9, 199   December 1, 1998
     Estimated purchase price including acquisition costs   $   395,000        $ 5,110,000
     Assigned to fair values of net assets acquired:
     Current assets                                             105,480          2,922,456
     Capital assets                                             200,000          2,222,690
     Current liabilities                                       (146,408)        (2,817,865)
     Long-term liabilities                                         --           (1,199,268)
     -------------------------------------------------------------------------------------
                                                                159,072          1,128,013
     -------------------------------------------------------------------------------------
     Goodwill                                               $   235,928        $ 3,981,987
     =====================================================================================


(1) IMSI acquired the assets of Pasta Kitchen for cash consideration of approximately $375,000 plus acquisition costs of $20,000. Additional consideration, currently estimated at $340,000, is payable, at the option of the Company, in cash or common shares during 1999 based on the achievement of certain revenue targets. Due to the contingent nature of the additional consideration, its value will be recorded as goodwill when the conditions are resolved.

(2) IMSI acquired all of the outstanding shares of TGF and 59% of the outstanding shares of Norbakco Ltd., a sister corporation of TGF. Cash of $1,000,000 was paid to the vendors on closing. An estimated additional cash payment of $600,000 is payable during 1999 based on the net book value of TGF in excess of $1,000,000. The estimated additional cash payment has been recorded as a liability as of December 31, 1998. The balance of the purchase price of $3.4 million was paid in the form of shares of IMSI, issued December 1, 1998, which are exchangeable for shares of the Company (see Note 10).

     Unaudited supplemental pro forma results of operations

     The following table presents unaudited pro forma revenue, net loss and loss per share as if IMSI had acquired all of TGF, Norbacko and Pasta Kitchen on January 1, 1998.

                                                                Year ended
                                                             December 31, 1998
                                                          ----------------------

     Revenue                                                $   13,013,807
     Loss                                                         (458,123)
     Loss per share                                         $        (0.07)
     ===========================================================================


     Period ended December 31, 1997

                                                                     PFPI
                                                              -----------------
     Acquisition date                                          November 1, 1997

     Total consideration and acquisition costs                       $ 665,547
     Assigned to fair values of net assets acquired
        Current assets
                                                                       412,491
        Capital assets                                                 968,793
        Current liabilities                                           (438,093)
        Long-term debt                                                (550,000)
     ---------------------------------------------------------------------------
                                                                       393,191
     ---------------------------------------------------------------------------
     Goodwill                                                        $ 272,356
     ===========================================================================

     IMSI acquired all the issued and outstanding shares of PFPI for cash consideration of $374,000. In addition IMSI made payments for professional fees and premises and equipment improvements totaling $291,547. Pro forma supplementary information has not been presented as there were no activities of the Company prior to September 26, 1997.

4.   CAPITAL ASSETS

                                         March 31,   December 31,
                                           1999         1998          1997
                                         ---------   ------------ ------------
                                        (unaudited)
     Cost
     Land                              $  120,000   $  120,000   $  120,000
     Building                             854,524      854,524      764,803
     Leasehold improvements               111,612      104,671         --
     Plant equipment                    2,694,254    2,383,349       20,686
     Office equipment                     229,478      225,973        4,677
     Computer equipment                    60,656       31,285        6,725
     ---------------------------------------------------------------------------
                                        4,070,524    3,719,802      916,891
     ---------------------------------------------------------------------------
     Accumulated depreciation
     Building                              53,635       43,687        4,844
     Leasehold improvements                 9,323        1,230         --
     Plant equipment                       94,271       49,503        6,180
     Office equipment                      10,514        5,006          150
     Computer equipment                     6,951        3,180          242
     ---------------------------------------------------------------------------

                                          174,694      102,606       11,416
     ---------------------------------------------------------------------------
                                       $3,895,830   $3,617,196   $  905,475
     ===========================================================================

     The net book value of assets recorded under capital leases totaled $350,422 (unaudited) (December 31, 1998 - $358,124; December 31, 1997 - $Nil), net of accumulated depreciation of $17,708 (unaudited) (1998 - $10,006; 1997 - $Nil).

5.   INTANGIBLE ASSETS

                                         March 31,  December 31,
                                           1999        1998           1997
                                         ---------  ------------  ------------
                                        (unaudited)
     Cost
     Packaging artwork                 $  393,416   $  210,000   $   72,737
     Deferred financing charges            40,000         --           --
     Goodwill                           4,490,271    4,490,271      272,356
     ---------------------------------------------------------------------------

                                        4,923,687    4,700,271      345,093
     ---------------------------------------------------------------------------

     Accumulated amortization
     Packaging artwork                     45,704       36,936        3,484
     Deferred financing charges              --           --           --
     Goodwill                              99,722       36,265        2,244
     ---------------------------------------------------------------------------
                                          145,426       73,201        5,728
     ---------------------------------------------------------------------------
                                       $4,778,261   $4,627,070   $  339,365
     ---------------------------------------------------------------------------

6.   BANK INDEBTEDNESS

     The Company and its subsidiaries have utilized an aggregate of approximately $3,630,000 of authorized lines of credit totaling $3,750,000 (unaudited) (December 31, 1998 - utilized an aggregate of $1,030,000 of authorized lines of credit totaling $1,750,000; 1997 - utilized $40,000 of a $200,000 line of credit). The lines of credit bear interest at Canadian prime plus 1/2% or 7 1/4% at March 31, 1999 (unaudited) (prime plus 1 1/2% or 8 1/4% at December 31, 1998). The outstanding balances are due on demand and are secured by a general assignment of assets of the Company and its subsidiaries and a total of $950,000 in limited guarantees of the Company.

7.   CAPITAL LEASE OBLIGATIONS

     The Company has acquired various processing equipment and vehicles under capital leases expiring January 2004. Monthly principal payments vary from $330 to $4,265. Capital leases are recorded by discounting payments based on the lower of the Company's incremental borrowing rate or the interest rate inherent in the lease.

     Minimum lease payments are due as follows:

                                                     March 31,     December 31,
                                                       1999            1998
                                                     ---------     ------------
                                                    (unaudited)

     Within 12 months                                 $145,286     $131,378
     12 to 24 months                                   136,402      127,665
     25 to 36 months                                   117,304      103,275
     37 to 48 months                                    92,683      100,050
     49 to 60 months                                    19,558       11,242
     ---------------------------------------------------------------------------
     Gross value of minumum lease payments             511,233      473,610
     Less amount representing interest                  84,336       81,737
     ---------------------------------------------------------------------------

                                                       426,897      391,873
     Less principal amounts due in one year            105,090       94,486
     ---------------------------------------------------------------------------
                                                      $321,807     $297,387
     ===========================================================================

8.       LONG-TERM DEBT


                                                                                       March 31,   December 31,
                                                                                         1999          1998            1997
                                                                                      ----------   ------------   --------------
                                                                                      (unaudited)
     Business  Development Bank of Canada ("BDC")- Mortgage Repayable in monthly installments of $3,200 plus interest. Interest is calculated based on BDC's floating base rate plus 1% (9.75% at December 31,  1998),  and matures June
     23, 2012.  The loan to PFPI is secured by a first charge on PFPI's land and building,  a second charge on PFPI's inventory and accounts  receivable,  a
     $250,000 guarantee by an officer of the Company, a guarantee by the Company for the full amount of the loan and an assignment shareholder loans owing
     by PFPI to IMSI.                                                                  $518,400       $518,400     $   550,000

     BDC - Equipment loan Repayable in two principal instalments during December and January of each year for a 5 year term.  Interest is payable monthly at
     1.25%  (10.00% at December 31, 1998) above BDC's daily  floating base rate.
     The loan is secured by a first
     charge on all personal property of TGF.                                            736,000        832,000             --

     Bank of Nova Scotia - Equipment loan Repayable in monthly  installments  of
     $2,137 for a 5 year term.  Interest is payable  monthly at the Bank of Nova
     Scotia  prime rate plus 2.5%  (9.25% at  December  31,  1998).  The loan is secured by a first charge over the assets
     financed.                                                                          124,396        133,128              --

     Bank of Nova Scotia - BDC repayment loan Repayable in monthly  installments of $1,500 for a period of 39  months.  Interest  is payable  monthly at the
     Bank of Nova Scotia prime rate plus 2.5% (9.25% at December 31, 1998).  The loan is secured by a general security agreement over all present and future personal
     property.                                                                           43,641         45,819              --

    --------------------------------------------------------------------------------------------------------------------------

                                                                                      1,422,437      1,529,347         550,000
    Less amount due within one year
                                                                                        284,041        279,044          31,600
    --------------------------------------------------------------------------------------------------------------------------
                                                                                   $  1,138,396   $  1,250,303     $   518,400
    ==========================================================================================================================

    Principal payments required are due as follows:

    For the nine months ending December 31, 1999                                                                   $   157,534
    2000                                                                                                               289,041
    2001                                                                                                               290,860
    2002                                                                                                               225,041
    2003                                                                                                               123,961
    Thereafter                                                                                                         336,000
    --------------------------------------------------------------------------------------------------------------------------
                                                                                                                   $ 1,422,437
    ==========================================================================================================================



9.   COMMITMENTS

     The Company is committed under operating leases for business premises and equipment with terms expiring at various dates through 2005. As of March 31, 1999 (unaudited), the minimum annual payments required under the lease agreements were as follows:

     For the nine months ending December 31, 1999                $  220,585
     2000                                                           213,658
     2001                                                           216,492
     2002                                                           216,492
     2003                                                           216,492
     Thereafter                                                     207,468
     ---------------------------------------------------------------------------
                                                                 $1,291,187
     ---------------------------------------------------------------------------

10.  CAPITAL TRANSACTIONS

     Reverse acquisition

     On July 16, 1998, ANM, then a non-operating corporation, acquired all of the outstanding common shares of IMSI. As a condition of the transaction, ANM issued 1,400,000 common shares for proceeds of US$925,000 (CDN$1,373,000), net of issuance costs of US$55,000 (CDN$81,600) on July 15, 1998. For accounting purposes, the transaction was treated as a reverse acquisition of ANM by IMSI. In conjunction with the reverse acquisition transaction, the Company created and authorized 10,000,000 Class N shares, and issued 4,000,000 Class N shares to the former shareholders of IMSI. The Class N shares are non-equity participating and are entitled to identical voting rights as the common stockholders. In addition, one Class N share together with one Class X share of IMSI are convertible into common shares of the Company on a one for one basis at the option of the holder until 2013, at which time the Company can force conversion of the Class N shares.

     During 1998, 809,538 Class N and 809,538 Class X shares of IMSI were exchanged for common shares of the Company. In the three-month period ended March 31, 1999, 924,375 Class N and 924,375 Class X shares of IMSI were exchanged for common shares of the Company (unaudited).

     Private placement financing

     During the period November 17 to November 28, 1998, the Company sold, by private placement, 1,997,300 units for US$0.90 each, consisting of one common share and one-half of a warrant. In exchange for one warrant and US$1.40, the holder may purchase one common share of the Company. The warrants expire May 30, 1999. The units have a minimum holding period of one year from the date of the subscription agreements. Proceeds, net of broker commissions, were US$1,666,124 ($2,550,000 CDN).

     Acquisition - TGF/Norbakco

     In conjunction with the acquisition of TGF/Norbakco, the IMSI issued a total of 459,000 exchangeable shares to satisfy the share consideration requirements of the share purchase agreement. The shares are exchangeable into common shares of the Company at the holder's option based on an exchange ratio. The exchange ratio is determined by a formula which is primarily based upon the earnings before interest, depreciation and taxes ("EBITDA") of the acquired businesses for the years ending February 28, 1999 and 2000 and the Company's common stock market price on those dates.

     The value of the exchangeable shares is recorded as minority interest. Based on the financial results of the acquired operations to-date and the current market price of the Company's common stock, management has estimated that approximately 2,500,000 shares of the Company's common stock could be issued pursuant to the future conversion rights of the holders of the exchangeable shares. These shares have been treated for accounting purposes as being issued. It is impossible to predict with absolute certainty the exact number of shares that could be issued as the EBITDA of the acquired businesses for the years ending February 28, 1999 and February 28, 2000 is unknown.

11.  BROKERS OPTIONS

     In conjunction with the share issuance and reverse acquisition of ANM, the Company granted 1,000,000 stock options to brokers on July 15, 1998. Pursuant to the stock option agreements, the option holders have the right to purchase common shares of the Company at a price of US$1.00, commencing February 1, 1999 and expiring July 1, 1999.

12.  STOCK OPTION PLAN

     On August 10, 1998, the Board of Directors of the Company approved a stock option plan (the "Option Plan") applicable to the Company's officers and directors and authorized 2,500,000 common shares to be granted. Pursuant to the Option Plan, options are granted at an amount not less than the then-current fair market value of the common shares of the Company. Options may generally be exercised in equal proportions during the years following the first to fifth anniversary of the date of grant and expire on the tenth anniversary or upon termination of employment.

     A summary of the activity in the Option Plan since inception is set forth below:

                                                   Options
                                                   Available      Number of       Weighted Average
                                                   For Grant       Options      Exercise Price (US$)
                                                   ---------       -------      --------------------
     Balance at December 31, 1997                        --            --
                Authorized                          2,500,000          --
                Granted                              (825,000)      825,000          $ 0.80
     -----------------------------------------------------------------------------------------------

     Balance at December 31, 1998                   1,675,000       825,000          $ 0.80
                Authorized (unaudited)                   --
                Granted    (unaudited)                 (3,000)        3,000          $ 2.00

     -----------------------------------------------------------------------------------------------
     Balance at March 31, 1999 (unaudited)          1,672,000       828,000          $ 0.80
     -----------------------------------------------------------------------------------------------

     Exercisable at December 31, 1997                                  --            $  --
     Exercisable at December 31, 1998                                  --            $  --
     Exercisable at March 31, 1999 (unaudited)                         --            $  --

     ================================================================================================


     The following table summarizes information concerning currently outstanding options at March 31, 1999 (unaudited):

                                        Weighted
                                        Average     Weighted                  Weighted
                          Number of    Remaining     Average     Number of     Average
                           Options    Contractual   Exercise     Options      Exercise
     Exercise price      Outstanding     Life      Price (US$)  Exercisable  Price (US$)
     --------------      -----------  ----------- -----------  -----------  -----------
      $0.70 - $2.00           828,000   9.5 years       $  0.80         --     $  --
     ----------------------------------------------------------------------------------
                              828,000                                   --
     ==================================================================================


13.  STOCK BASED COMPENSATION

     The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options. Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. Weighted average assumptions for stock price volatility, dividend yield, expected life of stock options and risk free interest rate were 31%, 0%, 6.0 years and 5.5%, respectively, for the three month period ended March 31, 1999 (unaudited). Weighted average assumptions for stock price volatility, dividend yield, expected life of stock options and risk free interest rate were 326%, 0%, 5.32 years and 5.5%, respectively, for the year ended December 31, 1998. There were no options issued during 1997 or during the three-month period ended March 31, 1998 to officers or employees of the Company.

     SFAS 123 requires that, for the pro forma disclosure, the compensation cost based on the fair values of the options at the grant date be amortized over the vesting period. If compensation cost for stock options had been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS 123, the Corporation's net loss and net loss per share would have been adjusted to the pro forma amounts indicated below:


                                                  Three months       Year ended
                                                 ended March 31,    December 31,
                                                      1999              1998
                                                 ---------------    ------------
                                                   (unaudited)
     Net loss
          As reported                             $  (403,132)       $(549,198)
          Pro forma                               $  (462,640)       $(608,706)

     Net loss per share, basic and diluted
          As reported                             $    (0.04)        $   (0.09)
          Pro forma                               $    (0.05)        $   (0.09)


     The weighted average grant date fair value of stock options granted during the three month period ended March 31,1999 and the year ended December 31, 1998 was $1.26 (unaudited) and $1.26, respectively.

14.  INCOME TAXES

     The components of the provision for income taxes are as follows:


                                Three months          Year ended    Period ended
                              ended March 31,        December 31,   December 31,
                            1999           1998         1998            1997
                            -------------------     ------------    ------------
                               (unaudited)

     Current              $    --        $   --       $   --       $   --
     Deferred              (144,400)         --           --           --
     ---------------------------------------------------------------------------
                          $(144,400)     $   --       $   --       $   --

     ===========================================================================

     The components of the net deferred tax asset (liability) are as follows:

                                             March 31,     December 31,
                                                1999          1998         1997
                                            ----------    ------------- ----------
                                            (unaudited)
Deferred income tax liabilities
     Difference between tax and accounting
       basis of capital assets               $(193,000)   $(167,000)   $    --
--------------------------------------------------------------------------------
Deferred income tax assets
     Net operating losses                      812,400      680,000      318,000
     Valuation allowance                      (568,000)    (606,000)    (318,000)
--------------------------------------------------------------------------------
     Deferred income tax asset,
        net of valuation allowance             244,400       74,000         --
--------------------------------------------------------------------------------
Net deferred income tax asset (liability)    $  51,400    $ (93,000)   $    --
================================================================================


       The provision for income taxes varies from the expected provision at the statutory rates for the following reasons:

                                               Three months            Year ended     Period ended
                                              ended March 31,          December 31,   December 31,
                                             1999           1998           1998           1997
                                          ----------------------       -----------     -----------
                                         (unaudited)
     Combined Canadian basic federal
       and provincial tax rates                44.6%         44.6%         44.6%         44.6%
     =============================================================================================
     Recovery based on the above rates    $(180,000)    $ (64,800)    $(244,900)    $ (18,600)

     Increase (decrease) in income
     taxes
        resulting from the
        following:
          Permanent differences
            including goodwill amortization  28,300         1,300        15,200         1,900
          Manufacturing and processing
            credits                          13,000         6,000       (34,100)        3,200
          Change in valuation allowance
                                            (38,000)       56,000       288,000        13,500
          Other
                                             32,300         1,500       (24,200)         --
     ---------------------------------------------------------------------------------------------
                                          $(144,400)    $    --       $    --       $    --
     =============================================================================================


     The Company and its subsidiaries have income tax losses totaling $2,419,000 (unaudited) to apply against future years' taxable income. The losses, if not utilized, expire as follows:


     1999                                                        $   19,000
     2000                                                            34,000
     2001                                                           258,000
     2002                                                           217,000
     2003                                                           331,000
     2004                                                         1,230,000
     2006                                                           330,000
     ---------------------------------------------------------------------------
                                                                 $2,419,000
     ===========================================================================


15.  NET LOSS PER SHARE

                                             Three months ended        Year ended      Period ended
                                                 March 31,            December 31,     December 31,
                                              1999         1998           1998             1997
                                            ----------------------    ------------     ------------

                                                 (unaudited)

     Net loss per share
     Numerator
     Net loss available to common          $  403,132   $  145,271     $  549,198     $   41,797
     shareholders
     ------------------------------------------------------------------------------------------------
     Denominator
     Weighted average shares outstanding    9,075,300    5,678,000      6,419,141      5,278,000
     ------------------------------------------------------------------------------------------------
                                           $     0.04   $     0.03     $     0.09     $     0.01
     ================================================================================================


     No diluted net loss per share disclosure is presented as the conversion of securities with dilutive potential in both periods had an anti-dilutive effect on loss per share. The Class N shares outstanding are considered common stock equivalents for the purposes of the basis loss per share and weighted average outstanding common shares calculations.

16.  FINANCIAL INSTRUMENTS

     Fair value

     At March 31, 1999 (unaudited), December 31, 1998, March 31, 1998 (unaudited) and December 31, 1997 the estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities were equal to their carrying values due to the short-term nature of the items. The estimated fair value of long-term debt approximates fair value as the debt bears interest at floating rates.

     Credit risk

     Credit risk arises due to the concentration of accounts receivable in one geographic area or with certain customers. This risk is minimized by the fact that the Company sells product to large supermarket chains and specialty food retailers. Substantially all customers pay within 10 days of product delivery.

17.  SEGMENTED INFORMATION

     The Company operates in one business segment; the development, marketing and production of a series of specialty food products for sale to food distributors, food retailer chains and specialty food retailers.

     Significant customers accounted for the following sales volume percentages:


                                 Three months ended     Year ended    Period ended
                    Type of           March 31,         December 31,   December 31,
                   Customer      1999         1998         1998           1997
                   --------     ------       -------    ------------  ------------

                                    (unaudited)

     Customer 1   Distributor      18%          --          --           --
     Customer 2   Distributor       5%          18%         14%          15%
     Customer 3     Retailer        3%          --          25%          --
     Customer 4   Distributor       3%          14%         12%          14%
     Customer 5     Retailer        3%          25%          7%          14%
     -----------------------------------------------------------------------------

     During the three month period ended March 31, 1999 sales to customers outside Canada totaled approximately $782,000 (unaudited) (year ended December 31, 1998 - 1,017,500; three months ended March 31, 1998 - $NIL (unaudited) and period ended December 31, 1997 - $NIL).

18.  SUBSEQUENT EVENTS

     a)   Consultant options

          On January 1, 1999, the Company issued 125,000 options to a consultant. The options were granted at an option price of $.90 per share for the first 50,000 options. The remaining 75,000 options were granted at an exercise price of $1.50. All options expire on December 31, 2001.

     b)   Share subscription

          On April 16, 1999, the Company executed a subscription  agreement with
          an  investor  to  issue  1,523,810   common  shares  for  proceeds  of
          approximately $3,810,000, net of issuance costs of $190,000.

     c)   Acquisition of Tasty Selections Inc. ("Tasty")

          On April 16, 1999, IMSI acquired all of the outstanding common shares of Tasty, manufacturer of muffin and cookie batters located in Concord, Ontario for consideration totaling approximately $2,160,000. Under the terms of the agreement, IMSI paid $750,000 cash and issued 442,750 Class X shares on closing. An additional $250,000 cash is payable upon the receipt of the financial statements of Tasty for the nine month period ended March 31, 1999.

     d)   New banking agreement

          On April 16, 1999, the Company entered into a letter of commitment with a Canadian chartered bank with respect to new and expanded credit facilities. Under the proposed agreement, the Company would have new credit facilities as follows: (a) an operating line of credit of
          $10,000,000, bearing interest at prime plus 1/2%, except for borrowings secured by mandatory cash and cash equivalent deposits, in which case interest is calculated at prime; (b) a revolving facility of $3,500,000 for equipment loans, bearing interest at prime plus 1 1/4%; and (c) a forward exchange contract facility totaling $7,500,000. The credit facilities will be secured by a general assignment of book debts, a general security agreement over all assets of the Company, life insurance on certain executives totaling $2,500,000 and a priority agreement with other lenders of the Company.

     e)   Convertible debenture financing

          On May 10, 1999, the Company's subsidiary IMSI issued approximately $4,000,000 in convertible debentures to two investors. The debentures will have a term of 48 months, bear interest at 7% per annum for the first 12 months and 13% thereafter, and will be convertible at the holder's option at any time into exchangeable shares of IMSI which are then exchangeable into shares of the Company. IMSI will have the right to force conversion of the debentures if certain trading statistics are maintained after July 1, 1999. A total of $140,000 was paid by IMSI in respect of commitment fees related to the debenture.

     f) Acquisition of DC Food Processing Inc.

          On May 10, 1999 IMSI acquired all of the outstanding shares of 1005549 Ontario Inc., the sole shareholder of DC Food Processing Inc. a provider of custom and private label food processing services to Canadian and International markets located in Waterloo, Ontario for approximately $20,000,000. Under the terms of the purchase agreement, IMSI paid $4,000,000 on closing and issued 893,333 Class X convertible shares. The balance of the purchase price was be satisfied on closing by issuing a separate class of shares of IMSI which are exchangeable into shares of the Company at the option of the holder.

     g) Acquisition of remaining 41% equity interest in Norbakco

          In May 1999, IMSI acquired the remaining 41% equity interest in Norbakco, having acquired 59% interest on December 1, 1998. The consideration paid for the additional interest was the issue by IMSI of 53,000 Class X Shares, the issue by the Company of 53,000 Class N Shares and the purchase from the selling shareholders shareholder loans made to Norbakco in the amount of $180,000.

          In conjunction with the issuance of the 53,000 Class X Shares and the 53,000 Class N Shares, IMSI modified the share attributes of the Class B Shares such that the number of Common shares in the capital stock of the Company that the 300,000 Class B Shares may be exchanged for is reduced by 53,000 Common shares.

     h) Broker option extension (see Note 11)

          On May 27, 1999, the Company agreed to extend the expiry date with respect to the brokers options issued July 15, 1998. Of the 1,000,000 options outstanding, 400,000 options will expire on December 31, 1999 and 600,000 options will expire on June 30, 2000.

     i) Exercise of warrants by warrant holders

          On or before May 31, 1999 all of the 998,650 stock purchase warrants (see Note 10 - Private placement financing) were exercised resulting in total cash proceeds of approximately $2,064,500 (US$1,398,100) to the Company in consideration for the issuance of 998,650 shares of common stock of the Company.


     j) Conditional real property purchase agreement

          On June 9, 1999, IMSI entered into an agreement whereby IMSI has the option to purchase real property located in Claresholm, Alberta for a purchase price of $1,075,000. The conditional agreement expires August 16, 1999.

     k) Letter of intent regarding Ultimate Cookie Co., Inc.

          On June 27, 1999, Tasty Selections entered into a letter of intent to purchase all of the issued and outstanding shares of Ultimate Cookie Company, Inc., a manufacturer of cookies located in Montreal, Quebec.

                                AUDITORS' REPORT


To the Board of Directors
TRANSCONTINENTAL GOURMET FOODS INC.

We have audited the balance sheet of TRANSCONTINENTAL GOURMET FOODS INC. as at February 28, 1998 and 1997 and the statements of retained earnings, income and cash flow for the periods then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 28, 1998 and 1997 and the results of its operations and the cash flow for the periods then ended in accordance with generally accepted accounting principles.


             /s/ KRAFT, ROTHMAN, BERGER, GRILL, SCHWARTZ & COHEN LLP
             -------------------------------------------------------
               KRAFT, ROTHMAN, BERGER, GRILL, SCHWARTZ & COHEN LLP
                              Chartered Accountants

Toronto, Ontario
April 27, 1998, except for Note 16
which is as of December 22, 1998

                       TRANSCONTINENTAL GOURMET FOODS INC.

                                  BALANCE SHEET

      In accordance with Canadian generally accepted accounting principles

                                     ASSETS
                                                           November 30        February 28
                                                              1998         1998        1997
                                                           ----------   ----------   ----------
                                                          (Unaudited)
CURRENT
    Cash                                                   $     --     $   17,204   $   73,910
    Accounts receivable                                     1,116,265      213,438      196,835
    Inventory (Note 2)                                      1,291,125      676,162      525,811
    Sundry assets                                              20,922       43,437       27,653
    Loans receivable from related companies                    36,835         --           --
    Income taxes recoverable                                     --           --            943
                                                           ----------   ----------   ----------
                                                            2,465,147      950,241      825,152

FIXED, net (Notes 3, 5, 6 and 7)                            1,370,266    1,116,155      877,232

DEFERRED PRODUCT DEVELOPMENT COSTS                               --          3,962        9,131

INVESTMENT TAX CREDITS RECOVERABLE                               --           --         13,585
                                                           ----------   ----------   ----------
                                                           $3,835,413   $2,070,358   $1,725,100
                                                           ==========   ==========   ==========

                                   LIABILITIES
CURRENT
    Bank indebtedness (Note 5)                             $  876,522   $     --     $     --
    Accounts payable and accrued liabilities                  864,956      298,061      231,187
    Long-term debt (Note 6)                                   192,000      132,000      193,793
    Capital lease obligations (Note 7)                         26,927       39,160       41,750
    Due to shareholders                                        83,176       71,731       38,700
    Income taxes payable                                       70,460       41,133         --
                                                           ----------   ----------   ----------
                                                            2,114,041      582,085      505,430

LONG-TERM DEBT (Note 6)                                       594,500      396,000      202,873

CAPITAL LEASE OBLIGATIONS (Note 7)                             52,014       28,508       67,668

DEFERRED GOVERNMENT GRANT                                        --         21,717       27,117

CONVERTIBLE DEBENTURES                                           --           --        531,000

DEFERRED INCOME TAXES                                          93,000       41,030       36,030
                                                           ----------   ----------   ----------
                                                            2,853,555    1,069,340    1,370,118
                                                           ----------   ----------   ----------

                              SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 9)                                        475,100      540,100       80,400

RETAINED EARNINGS                                             506,758      460,918      274,582
                                                           ----------   ----------   ----------
                                                              981,858    1,001,018      354,982
                                                           ----------   ----------   ----------

                                                           $3,835,413   $2,070,358   $1,725,100
                                                           ==========   ==========   ==========


See accompanying notes to financial statements.

                       TRANSCONTINENTAL GOURMET FOODS INC.

                         STATEMENT OF RETAINED EARNINGS

      In accordance with Canadian generally accepted accounting principles


                                            November 30       February 28
                                               1998         1998         1997
                                            ---------    ---------    ---------
                                            (Unaudited)
                                             (Note 13)                 (Note 13)
RETAINED EARNINGS, beginning of period      $ 460,918    $ 274,582    $ 136,624

  Net earnings for the period                  57,317      197,636      141,579
                                              518,235      472,218      278,203

  Dividends paid                              (11,477)     (11,300)      (3,621)
                                            ---------    ---------    ---------

RETAINED EARNINGS, end of period            $ 506,758    $ 460,918    $ 274,582
                                            =========    =========    =========


See accompanying notes to financial statements.

                       TRANSCONTINENTAL GOURMET FOODS INC.

                               STATEMENT OF INCOME

      In accordance with Canadian generally accepted accounting principles



                                            November 30       February 28
                                               1998        1998          1997
                                            ----------   ----------   ----------
                                            (Unaudited)
                                             (Note 13)                 (Note 13)

SALES                                       $3,842,487   $5,206,031   $3,830,176
                                            ----------   ----------   ----------
COST OF SALES
  Inventory, beginning of period               676,162      525,811      591,650
  Direct labour                                809,298    1,047,998      623,335
  Purchases                                  1,509,137    1,734,815    1,357,913
  Delivery                                     274,170      289,234      164,075
                                            ----------   ----------   ----------
                                             3,268,767    3,597,858    2,736,973
      Less:  Inventory, end of period        1,291,125      676,162      525,811
                                            ----------   ----------   ----------
                                             1,977,642    2,921,696    2,211,162
                                            ----------   ----------   ----------
GROSS PROFIT                                 1,864,845    2,284,335    1,619,014
PRODUCTION EXPENSES                            304,668      328,828      253,387
ADMINISTRATIVE EXPENSES                      1,082,767    1,345,531      873,495
                                            ----------   ----------   ----------
EARNINGS BEFORE THE FOLLOWING                  477,410      609,976      492,132
  Interest                                     100,321       85,241      103,883
  Depreciation and amortization                238,475      247,871      204,270

EARNINGS BEFORE INCOME TAXES                   138,614      276,864      183,979
                                            ----------   ----------   ----------
  Income taxes - current                        29,327       74,228       39,200
               - deferred                       51,970        5,000        3,200
                                            ----------   ----------   ----------
                                                81,297       79,228       42,400
                                            ----------   ----------   ----------
NET EARNINGS FOR THE PERIOD                 $   57,317   $  197,636   $  141,579
                                            ==========   ==========   ==========


See accompanying notes to financial statements.

                       TRANSCONTINENTAL GOURMET FOODS INC.

                             STATEMENT OF CASH FLOW

      In accordance with Canadian generally accepted accounting principles


                                                 November 30         February 28
                                                    1998          1998         1997
                                                  ---------    ---------    ---------
                                                  (Unaudited)
                                                   (Note 13)               (Note 13)
OPERATING ACTIVITIES
  Net earnings for the period                     $  57,317    $ 197,636    $ 141,579
  Amortization                                      238,475      247,871      204,270
  Deferred income taxes                              51,970        5,000        3,200
  Change in non-cash working capital
   balances related to operations
    Accounts receivable                            (902,827)     (16,603)     (49,718)
    Inventory                                      (614,963)    (150,351)      65,839
    Sundry assets                                    22,515      (15,784)      60,727
    Accounts payable and accrued liabilities        566,895       66,874      (36,680)
    Income taxes payable                             29,327       42,076       33,170
                                                  ---------    ---------    ---------
                                                   (551,291)     376,719      422,387
                                                  ---------    ---------    ---------
FINANCING ACTIVITIES
  Due to shareholders                                11,445       71,731       53,151
  Dividends paid                                    (11,477)     (11,300)      (3,621)
  Capital lease obligations                          11,273      (41,750)     (43,572)
  Long-term debt                                    258,500      131,334     (121,751)
  Redemption of share capital                       (65,000)     (10,000)        --
  Share capital issued                                 --           --         50,000
  Deferred government grant                         (21,717)      (5,400)      (6,780)
  Investment tax credits recoverable                   --         13,585       22,737
  Convertible debentures                               --       (100,000)        --
  Loans receivable from related companies           (36,835)        --           --
                                                  ---------    ---------    ---------
                                                    146,189       48,200      (49,836)
                                                  ---------    ---------    ---------
INVESTING ACTIVITY
  Purchase of fixed assets                         (488,624)    (481,625)    (167,250)
                                                  ---------    ---------    ---------
CHANGE IN CASH AND BANK INDEBTEDNESS               (893,726)     (56,706)     205,301

CASH AND BANK INDEBTEDNESS, beginning of period      17,204       73,910     (131,391)
                                                  ---------    ---------    ---------
CASH AND BANK INDEBTEDNESS, end of period         $(876,522)   $  17,204    $  73,910
                                                  =========    =========    =========


See accompanying notes to financial statements.

                       TRANSCONTINENTAL GOURMET FOODS INC.

                          NOTES TO FINANCIAL STATEMENTS

     In accordance with Canadian generally accepted accounting principles (Figures as at November 30, 1998 and for the nine month period ended November 30, 1998 are unaudited)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Inventory

          Inventory is valued at the lower of cost and net realizable value.

     (b)  Fixed Assets

          Fixed assets are recorded at cost. Amortization is being provided to charge operations with the cost of assets over their estimated useful lives as follows:

          Machinery and equipment     - 20% per annum, declining balance basis

          Artworks, moulds and dies   - 20% per annum, declining balance basis

          Vehicles                    - 30% per annum, declining balance basis

          Computer                    - 30% per annum, declining  balance basis

          Office equipment            - 20% per annum, declining balance basis

          Leasehold improvements      - over term of lease, straight-line basis

          A half year's amortization is taken in the year of acquisition.

          Artwork, moulds and dies represent amounts paid to third parties for packaging design and print set-up.

     (c)  Assets Under Capital Leases

          Assets under capital leases are initially recorded at the cost to otherwise purchase the asset. Amortization is provided to charge operations with the cost of the assets over their estimated useful lives on the declining balance basis at the following annual rates.

          Machinery and equipment     - 20%

          Vehicles                    - 30%

     (d)  Deferred Product Development Costs

          Deferred product development costs are recorded at cost and amortized on a straight-line basis over five years.

     (e)  Deferred Government Grant

          The deferred government grant is being amortized on a declining balance at 20% per annum.

     (f)  Foreign Currency Translations

          Assets, liabilities, revenues and expenses arising from foreign currency transactions are translated into Canadian dollars at the exchange rate in effect on the date of the transactions.

          Monetary items denominated in a foreign currency (such as accounts payable) are adjusted to reflect the exchange rate in effect at the balance sheet date.

          Any exchange gain or loss that arises from translation or settlement of a foreign currency denominated monetary item is included in the determination of net loss for the year.

     (g)  Income Taxes

          Income taxes are provided for on the allocation basis and include provision for all income taxes currently payable as well as those which have been deferred to future years. The deferred tax balance arises from amortization being claimed for income tax purposes in amounts differing from those recorded in the accounts.

     (h)  Estimates

          The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

2.   INVENTORY

                                 November 30           February 28
                                    1998           1998             1997
                                 ----------      ----------      ----------
                                 (unaudited)

     Raw materials               $  234,895      $  209,056      $  249,582
     Work-in-process                117,660         151,532         111,843
     Finished goods                 938,570         315,574         164,386
                                 ----------      ----------      ----------
                                 $1,291,125      $  676,162      $  525,811
                                 ==========      ==========      ==========

3.   FIXED ASSETS

                                                 November 30, 1998 (unaudited)
                                         --------------------------------------
                                                       Accumulated
                                          Cost         Amortization        Net
                                        ----------     ------------   ----------
Machinery and equipment                 $2,146,069     $1,100,353     $1,045,716
Artwork, moulds and dies                   311,478        145,024        166,454
Vehicles                                    68,017         59,858          8,159
Computer hardware                           60,682         39,804         20,878
Office equipment                            26,984         13,361         13,623
Leasehold improvements                      80,569         62,233         18,336
                                        ----------     ----------     ----------
                                         2,693,799      1,420,633      1,273,166
                                        ----------     ----------     ----------
Assets under capital lease
  Machinery and equipment                  127,581         52,148         75,433
  Vehicles                                 113,987         92,320         21,667
                                        ----------     ----------     ----------
                                           241,568        144,468         97,100
                                        ----------     ----------     ----------

                                        $2,935,367     $1,565,101     $1,370,266
                                        ==========     ==========     ==========


                                                  February 28, 1998
                                         --------------------------------------
                                                       Accumulated
                                          Cost         Amortization        Net
                                        ----------     ------------   ----------
Machinery and equipment                 $1,729,969     $  940,290     $  789,679
Artwork, moulds and dies                   304,307        116,072        188,235
Vehicles                                    68,017         57,489         10,528
Computer hardware                           49,081         34,866         14,215
Office equipment                            23,082         11,187         11,895
Leasehold improvements                      80,569         42,885         37,684
                                        ----------     ----------     ----------
                                         2,255,025      1,202,789      1,052,236
                                        ----------     ----------     ----------
Assets under capital lease
  Machinery and equipment                   77,731         41,769         35,962
  Vehicles                                 113,987         86,030         27,957
                                        ----------     ----------     ----------
                                           191,718        127,799         63,919
                                        ----------     ----------     ----------

                                        $2,446,743     $1,330,588     $1,116,155
                                        ==========     ==========     ==========

                                                    February 28, 1997
                                        ----------------------------------------
                                                       Accumulated
                                          Cost         Amortization       Net
                                        ----------     ------------   ----------
Machinery and equipment                 $1,379,670     $  786,657     $  593,013
Artwork, moulds and dies                   225,703         78,839        146,864
Vehicles                                    68,017         52,977         15,040
Computer hardware                           39,054         29,370          9,684
Office equipment                            18,961          8,728         10,233
Leasehold improvements                      41,995         24,488         17,507
                                        ----------     ----------     ----------
                                         1,773,400        981,059        792,341
                                        ----------     ----------     ----------
Assets under capital lease
  Machinery and equipment                   77,731         32,779         44,952
  Vehicles                                 113,988         74,049         39,939
                                        ----------     ----------     ----------
                                           191,719        106,828         84,891
                                        ----------     ----------     ----------

                                        $1,965,119     $1,087,887     $  877,232
                                        ==========     ==========     ==========


     Amortization of assets under capital lease during the period amounted to $16,670 (February 28, 1998 - $20,971; February 28, 1997 - $34,824).

4.   DEFERRED PRODUCT DEVELOPMENT COSTS

     Deferred product development costs consist of the following:

                                              November 30    February 28
                                                 1998       1998     1997
                                                -------   -------   -------
                                              (unaudited)

     Product development costs                  $48,345   $48,345   $48,345
       Less:  Accumulated amortization           48,345    44,383    39,214
                                                -------   -------   -------
                                                $  --     $ 3,962   $ 9,131
                                                =======   =======   =======

5.   BANK INDEBTEDNESS

     The demand bank loan bears interest at 8.25% per annum and is secured by a general assignment of book debts, inventory and defined values of certain fixed assets financed separately under long-term debt (Note 6) and capital lease obligations (Note 7).

6.   LONG-TERM DEBT

     The long-term debt is a five year business loan bearing interest at prime plus 3/4% per annum, payable monthly. As collateral, the Company has provided a general assignment of accounts receivable, a general security agreement over all assets, assigned life insurance, assigned fire insurance over inventory and equipment and a first charge over certain equipment. The aggregate payments in each of the four succeeding years are as follows:

                                         November 30       February 28
                                           1998         1998         1997
                                         --------     --------     --------
                                         (unaudited)

     February 28, 1998                   $   --       $   --       $193,793
     February 28, 1999                       --        132,000      165,390
     November 30, 1999                    192,000         --           --
     February 28, 2000                       --        132,000       37,483
     November 30, 2000                    202,000         --           --
     February 28, 2001                       --        132,000         --
     November 30, 2001                    212,000         --           --
     February 28, 2002                       --        132,000         --
     November 30, 2002                    180,500         --           --
                                         --------     --------     --------
                                          786,500      528,000      396,666
       Less:  Current portion             192,000      132,000      193,793
                                         --------     --------     --------
                                         $594,500     $396,000     $202,873
                                         ========     ========     ========

     Interest expense on long-term debt was $87,479 (February 28, 1998 - $85,241; February 28, 1997 - $34,449).

7.   CAPITAL LEASE OBLIGATIONS

     The Company has the following obligations under capital leases.

                                       November 30        February 28
                                         1998          1998           1997
                                       --------      --------      --------
                                      (unaudited)

     February 28, 1998                 $   --        $   --        $ 52,976
     February 28, 1999                     --          42,655        45,076
     November 30, 1999                   34,861          --            --
     February 28, 2000                     --          17,851        17,192
     November 30, 2000                   30,353          --            --
     February 28, 2001                     --          16,514        14,752
     November 30, 2001                   11,961          --            --
     November 30, 2002                   11,961          --            --
     November 30, 2003                    6,978          --            --
                                       --------      --------      --------
                                         96,114        77,020       129,996
       Less:  Interest                   17,173         9,352        20,578
          Current portion                26,927        39,160        41,750
                                       --------      --------      --------
                                       $ 52,014      $ 28,508      $ 67,668
                                       ========      ========      ========

8.   DEFERRED GOVERNMENT GRANT

     During 1994, the Company received approximately $59,000 of government assistance pursuant to an agreement dated June 24, 1993 with the Ontario Ministry of Agriculture and Food ("Ministry") to assist in the financing and purchase of certain production equipment. Under the terms of the Company's agreement with the Ministry, the Company is required to meet certain requirements and conditions, including maintaining its plant location in Ontario. If there is a breach of these conditions, part or all of the assistance may be repayable.

9.   CAPITAL STOCK

     Share capital consists of the following.

     Authorized

     Unlimited      Class  "A"  special  shares,  non-participating,  non-voting unless dividends in default for 1 year, dividends at the Bank of Canada's prime rate plus 2% payable quarterly, redeemable and retractable at amount paid up thereon

     Unlimited      Common shares

                                              Common Shares       Class "A" Special Shares
                                           -------------------    ------------------------
                                                                                              Total
                                           Number       Book        Number        Book         Book
                                          of Shares     Value     of Shares       Value        Value
                                          ---------   ---------   ---------    ---------    ---------
Balance, February 28, 1996                    9,000   $   5,400         250    $  25,000    $  30,400
     Issued                                    --          --           500       50,000       50,000
                                          ---------   ---------   ---------    ---------    ---------
Balance, February 28, 1997                    9,000       5,400         750       75,000       80,400
     Issued (see (i) below)                   3,858     350,000       1,197      119,700      469,700
     Redemption                                --          --          (100)     (10,000)     (10,000)
                                          ---------   ---------   ---------    ---------    ---------
Balance, February 28, 1998                   12,858     355,400       1,847      184,700      540,100
     Redemption (unaudited)                    --          --          (650)     (65,000)     (65,000)
                                          ---------   ---------   ---------    ---------    ---------
Balance, November 30, 1998 (unaudited)       12,858   $ 355,400       1,197    $ 119,700    $ 475,100
                                          =========   =========   =========    =========    =========


     (i) Pursuant to a refinancing agreement which closed March 31, 1997, the Company's capital stock increased on the following basis.

     Issue of common shares                                        $350,000
     Conversion of debentures to Class "A" special shares            81,000
     Conversion of shareholder loans to Class "A" special shares     38,700
                                                                   --------
     Increase in share capital March 31, 1998                      $469,700
                                                                   ========

     Subsequent to November 30, 1998, the Company redeemed the remaining Class "A" special shares at $100 per share.

10.  RELATED PARTY TRANSACTIONS

     The Company had the following transactions with related parties.

                                           November 30      February 28
                                               1998       1998        1997
                                             --------   --------   --------
                                            (unaudited)
     Interest expense on shareholder loans   $ 11,000   $   --     $   --
     Consulting fees paid to shareholders     122,667    158,581     60,992
     Allocated administrative cost            130,000       --         --

11.  LEASE COMMITMENTS

     The Company is committed to a rental for its premises of approximately $104,044 under agreements expiring in December 1999 as follows.

                                      November 30         February 28
                                         1998          1998          1997
                                       --------      --------      --------
                                      (unaudited)
     February 28, 1998                 $   --        $   --        $ 87,435
     February 28, 1999                     --          92,426        92,426
     November 30, 1999                   96,041          --            --
     February 28, 2000                     --          80,035        80,035
     November 30, 2000                    8,003          --            --
                                       --------      --------      --------
                                       $104,044      $172,461      $259,896
                                       ========      ========      ========

12.  ECONOMIC DEPENDENCE

     Approximately 32% (February 28, 1998 - 40%; 1997 - 40%) of sales during the period are to several regional divisions of one customer. Sales are negotiated separately with each regional division.

13.  COMPARATIVE FIGURES

     The comparative figures are for the nine month period ended November 30, 1998 and eleven month period ended February 28, 1997.

14.  FINANCIAL INSTRUMENTS

     Credit Risk

     The company is exposed to credit risk on the accounts receivable from its customers. In order to reduce credit risk, the company reviews the account and monitors credit worthiness on a regular basis.

     Fair Values of Financial Assets and Financial Liabilities

     The carrying amounts of accounts receivable, deposit on equipment, loans to related companies and accounts payable approximate their fair value because of the short-term maturities of these items.

     The carrying amounts of bank indebtedness, long-term debt and capital lease obligations approximate fair value because they bear interest reasonably close to the market rate.

15.  UNITED STATES ACCOUNTING PRINCIPLES

     The following table reconciles the net income as reported on the statement of earnings prepared in accordance with Canadian GAAP to the net income that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.

                                                   November 30         February 28
                                                      1998           1998          1997
                                                   -----------   -----------   -----------
                                                   (unaudited)

     Net income in accordance with Canadian GAAP   $    88,042   $   197,636   $   141,579
     Deferred product developments costs                 3,057         3,988        (7,045)
                                                   -----------   -----------   -----------
     Net income in accordance with U.S. GAAP       $    91,099   $   201,624   $   134,534
                                                   ===========   ===========   ===========
     Total assets                                  $ 3,885,413   $ 2,066,396   $ 1,715,969
                                                   ===========   ===========   ===========
     Retained earnings                             $   537,483   $   457,861   $   267,537
                                                   ===========   ===========   ===========

     (a)  Statement of Cash Flow

          Under Canadian GAAP, bank indebtedness forms a part of cash equivalents. Under U.S. GAAP, changes in bank indebtedness represent financing activities. Changes in bank indebtedness amounted to $932,583 (February 28, 1998 - nil; February 28, 1997 - $(138,053))

                                                      November 30            February 28
                                                          1998           1998           1997
                                                       -----------    -----------    -----------
                                                       (unaudited)

     Cash provided by (used in) operating activities   $  (501,291)   $   376,719    $   422,387
     Cash provided (used in) by financing activities     1,028,772         48,200       (187,889)
     Cash used in investing activities                    (488,624)      (481,625)      (167,250)
                                                       -----------    -----------    -----------
     Change in cash                                         38,857        (56,706)        67,248

     Cash, beginning of year                                17,204         73,910          6,662
                                                       -----------    -----------    -----------

     Cash, end of year - U.S. GAAP                     $    56,061    $    17,204    $    73,910
                                                       ===========    ===========    ===========

     (b)  Additional disclosures as required in accordance with U.S. GAAP

                                               November 30    February 28
                                                   1998      1998      1997
                                                   ----      ----      ----
                                               (unaudited)

     Allowance for doubtful accounts             $18,500     $--       $--
                                                 =======     =====     ====

     (c)  Supplementary Information

                                     November 30           February 28
                                        1998           1998          1997
                                        ----           ----          ----
                                     (unaudited)

     Income taxes paid                $    --        $ 32,564      $ 22,326
                                      =========      ========      ========
     Interest paid                    $ 100,321      $ 85,241      $103,883
                                      =========      ========      ========

     (d) Financial Accounting Standards No. 109, "Accounting for Income Taxes" requires the use of an asset and liability approach for financial accounting and reporting for income taxes. There would be no cumulative effect from the adoption of the statement, nor would the results of operations be different than those reported under Canadian GAAP.

     The following is a summary of the components of the deferred tax liability amount calculated in accordance with U.S. GAAP.

                                             November 30    February 28
                                                1998       1998      1997
                                              -------    -------    -------
                                            (unaudited)

     Tax depreciation in excess of
      accounting depreciation                 $51,970    $ 5,000    $ 3,200
                                              =======    =======    =======


16.  SUBSEQUENT EVENT

     On December 1, 1998, all of the Company's common shares were acquired by a public corporation.

17.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                                                          PAGE I


                                AUDITORS' REPORT



To the Shareholders of
1188980 ONTARIO LTD.
(Operating as Tasty Batters)

We have audited the balance sheet of 1188980 ONTARIO LTD. (Operating as Tasty Batters) as at June 30, 1998 and the statements of income and retained earnings and cash flow for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at June 30, 1998 and the results of operations and cash flow for the year then ended in accordance with generally accepted accounting principles.

             /s/ KRAFT, ROTHMAN, BERGER, GRILL, SCHWARTZ & COHEN LLP
             -------------------------------------------------------
               KRAFT, ROTHMAN, BERGER, GRILL, SCHWARTZ & COHEN LLP
                              Chartered Accountants

Toronto, Ontario
September 1, 1998, except for Note 11
which is as of May 21, 1999

                                                                         PAGE II

                              1188980 ONTARIO LTD.
                          (Operating as Tasty Batters)

                                  BALANCE SHEET

                                  JUNE 30, 1998

                                     ASSETS

                                                             March 31      June 30
                                                               1999          1998
                                                             ----------   ----------
                                                             (Unaudited)
CURRENT
  Cash (Note 2)                                              $  241,920   $  293,575
  Accounts receivable                                           602,018      501,722
  Inventory                                                     459,771      334,684
  Prepaid expense and deposits                                  105,834       56,494
                                                             ----------   ----------
                                                              1,409,543    1,186,475

CAPITAL (Note 3)                                                493,877      528,046
                                                             ----------   ----------

                                                             $1,903,420   $1,714,521
                                                             ==========   ==========

                                   LIABILITIES
CURRENT
  Accounts payable and accrued liabilities                   $  437,015   $  492,655
  Roynat loan (Note 4)                                           60,000       60,000
  Small business loan (Note 5)                                   50,000       50,000
  Income taxes payable                                           80,031       33,275
  Roynat subordinated debenture (Note 7)                         50,150         --
  Advances from shareholders                                    200,000         --
                                                             ----------   ----------
                                                                877,196      635,930

ROYNAT LOAN (Note 4)                                             90,000      135,000

SMALL BUSINESS LOAN (Note 5)                                     95,833      133,333

ROYNAT SUBORDINATED DEBENTURE (Note 7)                          306,299      358,628

ADVANCES FROM SHAREHOLDERS (Note 6)                                --        200,000

DEFERRED INCOME TAXES                                            65,400       33,747
                                                             ----------   ----------
                                                              1,434,728    1,496,638
                                                             ----------   ----------
                              SHAREHOLDERS' EQUITY
CAPITAL STOCK (Note 8)                                              100          100

RETAINED EARNINGS                                               468,592      217,783
                                                             ----------   ----------
                                                                468,692      217,883
                                                             ----------   ----------
                                                             $1,903,420   $1,714,521
                                                             ==========   ==========


See accompanying notes to financial statements.

                                                                        PAGE III

                              1188980 ONTARIO LTD.
                          (Operating as Tasty Batters)

                    STATEMENT OF INCOME AND RETAINED EARNINGS

                        FOR THE YEAR ENDED JUNE 30, 1998

                                                      1999              1998
                                                   -----------      -----------
                                                   (Unaudited)
                                                    (Note 12)

GROSS SALES                                        $ 4,701,079      $ 5,656,431
  Discounts allowed                                    (52,751)         (84,890)
  Rebates and allowances                              (180,145)        (243,289)
                                                   -----------      -----------
NET SALES                                            4,468,183        5,328,252

COST OF GOODS SOLD                                   3,364,922        4,118,396
                                                   -----------      -----------

GROSS PROFIT                                         1,103,261        1,209,856
                                                   -----------      -----------
EXPENSES
  Selling                                              320,712          373,893
  Administrative                                       292,717          444,742
  Financial                                            101,995          115,366
                                                   -----------      -----------
                                                       715,424          934,001
                                                   -----------      -----------
INCOME BEFORE INCOME TAXES                             387,837          275,855
                                                   -----------      -----------
  Income taxes - current                               105,375           43,283
               - deferred                               36,653           31,689
  Utilization of loss carry-forward                       --            (10,008)
                                                   -----------      -----------
                                                       137,028           64,964
                                                   -----------      -----------
NET INCOME FOR THE YEAR                                250,809          210,891

RETAINED EARNINGS, beginning of year                   217,783            6,892
                                                   -----------      -----------
RETAINED EARNINGS, end of year                     $   468,592      $   217,783
                                                   ===========      ===========


See accompanying notes to financial statements.

                                                                         PAGE IV

                              1188980 ONTARIO LTD.
                          (Operating as Tasty Batters)

                             STATEMENT OF CASH FLOW

                        FOR THE YEAR ENDED JUNE 30, 1998

                                                            1999        1998
                                                         ---------    ---------
                                                        (Unaudited)
                                                         (Note 12)
OPERATING ACTIVITIES
  Net income for the year                                $ 250,809    $ 210,891
  Deferred income taxes                                     31,653       31,689
  Amortization                                              47,717       61,486
                                                         ---------    ---------
                                                           330,179      304,066
  Change in non-cash components of working capital
    Increase in accounts receivable                       (100,296)    (147,241)
    (Increase) decrease in inventory                      (125,087)      50,483
    Increase in prepaid expenses and deposits              (49,340)      (4,103)
    Increase (decrease) in accounts payable
     and accrued liabilities                               (55,640)     169,356
    Increase in income taxes payable                        46,756       33,275
                                                         ---------    ---------
                                                            46,572      405,836
                                                         ---------    ---------

FINANCING ACTIVITIES
  Payment of Roynat loan (net)                             (45,000)     (60,000)
  Payment of small business loan (net)                     (37,500)     (50,000)
  Payment of Roynat subordinated debentures                 (2,179)     (41,372)
                                                         ---------    ---------
                                                           (84,679)    (151,372)
                                                         ---------    ---------

INVESTING ACTIVITY
  Purchase of capital assets                               (13,548)     (24,680)
                                                         ---------    ---------

CHANGE IN CASH                                             (51,655)     229,784

CASH, beginning of year                                    293,575       63,791
                                                         ---------    ---------
CASH, end of year                                        $ 241,920    $ 293,575
                                                         =========    =========


See accompanying notes to financial statements.

                                                                          PAGE V

                              1188980 ONTARIO LTD.
                          (Operating as Tasty Batters)

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1998
                      (Figures as at March 31, 1999 and the
                   nine month period then ended are unaudited)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Inventories

          Raw materials are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first in, first out basis.

     (b)  Capital Assets

          Capital assets are stated at cost. Amortization is being provided for as follows:

          Machinery and equipment       - over 10 years, straight-line basis

          Leasehold  improvements       - over the life of the  lease,
                                          straight-line basis

          Computer equipment            - over 5 years, straight-line basis

          Office furniture and equip    - over 10 years, straight-line basis

     (c)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   CASH

         Cash is comprised of the following.

                                                  1999              1998
                                                ---------        ---------
     Cash and money market fund                 $ 368,976        $ 304,701
     Outstanding cheques                         (127,056)         (11,126)
                                                ---------        ---------
                                                $ 241,920        $ 293,575
                                                =========        =========

3.       CAPITAL ASSETS
                                                    1999                 1998
                                      ------------------------------     ----
                                                Accumulated
                                        Cost    Amortization     Net      Net
                                        ----    ------------     ---      ---
     Machinery and equipment          $586,311   $129,004   $457,307   $498,801
     Leasehold improvements             23,602      4,253     19,349     10,666
     Computer equipment                  4,260      1,917      2,343      2,982
     Office furniture and equipment     19,033      4,155     14,878     15,597
                                      --------   --------   --------   --------
                                      $633,206   $139,329   $493,877   $528,046
                                      ========   ========   ========   ========

                                                                         PAGE VI

4.   ROYNAT LOAN

     The loan bears interest at Roynat's floating base rate plus 3.5% per annum, repayable in monthly payments of $5,000 and is secured by a first charge on all fixed assets, subject to a prior fixed charge of $250,000 in favour of the bank (Note 5) on all equipment, except that which was purchased specifically with Roynat financing, a first floating charge on all other assets including all trademarks, patents and intellectual property.

     The loan is to be repaid as follows.

     2000                                                          $ 60,000
     2001                                                            60,000
     2002                                                            30,000
                                                                   --------
                                                                    150,000
                                                                   --------
     Less: Current portion                                           60,000
                                                                   --------

                                                                   $ 90,000
                                                                   ========

5.   SMALL BUSINESS LOAN

     The small business loan bears interest at prime plus 3% per annum, repayable monthly in equal payments of $4,166.67 plus interest and is secured by a $250,000 chattel first mortgage on equipment.

     The loan is repayable over the next five years as follows.

     2000                                                          $ 50,000
     2001                                                            50,000
     2002                                                            45,833
                                                                   --------
                                                                    145,833
     Less: Current portion                                           50,000
                                                                   --------

                                                                   $ 95,833
                                                                   ========

6.   ADVANCES FROM SHAREHOLDERS

     These advances bear interest at Roynat's base rate plus 3.5% per annum with no specific terms of repayment and are secured by a general security agreement over all assets of the company. The loans have been postponed in favour of the company's bankers and Roynat Inc.. Subsequent to March 31, 1999, the loans were repaid.

                                                                        PAGE VII

7.   ROYNAT'S SUBORDINATED DEBENTURE

     The debenture bears interest at Roynat's base rate plus 3.5% per annum, has been postponed to the bank and is secured by the same terms as the Roynat loan (Note 4). The principal amount of the loan is repaid annually, calculated as 20% of net after tax profit with a balloon payment on August 1, 2001.

8.   CAPITAL STOCK

     AUTHORIZED

     1,000,000      Class "A" special shares,  non-voting,  fully  participating redeemable

     1,000,000      Class "B" special shares, non-voting,  100%, non-cumulative, redeemable

     1,000,000      Common shares

     ISSUED

     10             Class "A" special shares                   $ 10
     90             Common shares                                90
                                                               ----
                                                               $100
                                                               ====

9.   CONTRACT AND COMMITMENTS

     The company has a lease for its operating premises which expires December 31, 1999. The remaining minimum lease payment amounts to $68,828.

10.  FINANCIAL INSTRUMENTS

     The company uses the following methods and assumptions to estimate the fair value of each class of financial instruments.

     (a) Cash, accounts receivable and all current liabilities - the carrying amounts approximate fair value because of the short maturity of those instruments.

     (b) Long-term portion of Roynat loan, advances from shareholders, small business loan, subordinated debenture - the carrying amounts approximate fair value because the interest rate is floating with prime.

11.  UNITED STATES ACCOUNTING PRINCIPLES

     The company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which generally conform to generally accepted accounting principles in the United States ("U.S. GAAP"), except for the following.

     (a)  Additional disclosures as required in accordance with U.S. GAAP


                                                      March 31      June 30
                                                       1999           1998
                                                      -------       -------
                                                     (unaudited)

     Allowance for doubtful accounts                  $ 4,000       $12,038
                                                      =======       =======

                                                                       PAGE VIII

11.  UNITED STATES ACCOUNTING PRINCIPLES (Continued)

     (b)  Supplementary Information

                                                  March 31          June 30
                                                    1999             1998
                                                  --------         --------
                                                 (unaudited)

     Income taxes paid                            $ 58,619         $   --
                                                  ========         ========
     Interest paid                                $ 76,283         $117,763
                                                  ========         ========


     (c) Under U.S. GAAP, Financial Accounting Standards No. 109 "Accounting for Income Taxes" requires the use of an asset and liability approach for financial accounting and reporting for income taxes. There would be no cumulative effect from the adoption of the statements, nor would the results of operations be different than those reported under Canadian GAAP.

     The following is a summary of the components of the deferred tax liability amount calculated in accordance with U.S. GAAP.

                                                             March 31   June 30
                                                              1999       1998
                                                             -------   -------
                                                           (unaudited)

     Tax depreciation in excess of accounting depreciation   $65,400   $33,747
                                                             =======   =======

12.  1999 FIGURES

     The 1999 figures are for the nine months ended March 31, 1999.

13.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                         Report of Independent Auditors

Board of Directors
1005549 Ontario Limited


We have audited the consolidated balance sheets of 1005549 Ontario Limited as at December 6, 1998 and December 7, 1997 and the consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of 1005549 Ontario Limited as at December 6, 1998 and December 7, 1997 and the results of its operations and their cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

Generally accepted accounting principles in Canada vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for the years ended December 6, 1998 and December 7, 1997 and stockholders' equity as at December 6, 1998 and December 7, 1997 to the extent summarized in note 15 to the consolidated financial statements.


KPMG LLP
Chartered Accountants

Waterloo, Canada
May 10, 1999

1005549 ONTARIO LIMITED
Consolidated Balance Sheets

(Amounts expressed in Canadian Dollars)

==========================================================================================
                                                                 December 6,   December 7,
                                                                       1998           1997
------------------------------------------------------------------------------------------
     Assets

     Current assets:
          Cash and short-term investments                          $   91,228   $  116,981
          Accounts receivable (note 2)                              1,407,918    1,094,734
          Inventories (note 3)                                        405,070      331,047
          Income taxes recoverable                                       --         84,316
          Prepaid expenses                                               --          7,222
          Due from shareholders                                          --         18,968
------------------------------------------------------------------------------------------
                                                                    1,904,216    1,653,268

     Capital assets (note 4)                                        3,116,255    2,820,047

     Goodwill (note 5)                                                142,735      149,460

------------------------------------------------------------------------------------------
                                                                   $5,163,206   $4,622,775
==========================================================================================

     Liabilities and Stockholders' Equity

     Current liabilities:
          Bank indebtedness (note 6)                               $  259,490   $     --
          Accounts payable                                            837,626      938,851
          Accrued liabilities                                         105,708      598,083
          Income taxes payable                                        215,665         --
          Due to shareholders                                         104,742         --
          Current portion of long-term debt (note 7)                   77,437      225,315
          Current portion of obligations under capital
            lease (note 8)                                            222,823      172,792
------------------------------------------------------------------------------------------
                                                                    1,823,491    1,935,041

     Long-term debt (note 7)                                          682,957      759,473

     Capital lease obligations (note 8)                               708,634      611,069

     Redeemable shares (note 9)                                       810,000      543,350

     Deferred income taxes                                             87,000       61,560

     Stockholders' equity:
          Share capital (note 11)                                          20           20
          Contributed surplus                                          47,267       47,267
          Retained earnings                                         1,003,837      664,995
------------------------------------------------------------------------------------------
                                                                    1,051,124      712,282
------------------------------------------------------------------------------------------
                                                                   $5,163,206   $4,622,775
==========================================================================================


See accompanying notes to consolidated financial statements.

1005549 ONTARIO LIMITED
Consolidated Statements of Earnings

(Amounts expressed in Canadian Dollars)

================================================================================
                                                     December 6,   December 7,
                                                           1998           1997
-------------------------------------------------------------------------------
Revenue                                            $ 17,579,530    $ 12,154,824

Cost of revenue                                      15,306,944      10,186,249

--------------------------------------------------------------------------------
Gross profit                                          2,272,586       1,968,575

Operating expenses:
   Automotive                                            36,680          30,534
   Bad debts                                             42,250          (6,198)
   Bank charges                                           6,078           4,315
   Business and realty taxes                             14,830          41,356
   Equipment rental                                      24,093            --
   Insurance                                             33,898          28,605
   Management wages                                      64,032         518,930
   Office and general                                    31,105          30,726
   Office wages                                          82,172          63,153
   Professional fees and dues                            47,248          56,687
   Profit sharing                                        63,249          60,631
   Repairs and maintenance                              320,718         309,202
   Telephone                                              9,987          10,534
   Travel and entertainment                              20,694          23,951
   Gain on disposal of capital assets                   (34,385)           --
   Amortization                                         439,175         362,915
   Utilities                                             56,254          63,426
   Interest on long-term debt                           116,606         131,753
   Other (income) expense                                 2,970          (5,352)
--------------------------------------------------------------------------------
                                                      1,377,654       1,725,168

--------------------------------------------------------------------------------
Earnings before income taxes                            894,932         243,407

Income taxes: (note 10)
   Current                                              264,000          39,300
   Deferred                                              25,440          16,320
--------------------------------------------------------------------------------
                                                        289,440          55,620

--------------------------------------------------------------------------------
Net earnings                                       $    605,492    $    187,787
================================================================================


See accompanying notes to consolidated financial statements.

1005549 ONTARIO LIMITED
Consolidated Statements of Stockholders' Equity

(Amounts expressed in Canadian Dollars)

================================================================================
                                   Share    Contributed  Retained
                                   capital   surplus      earnings       Total
--------------------------------------------------------------------------------

Balances, at December 31, 1996       $20   $47,267   $   481,208    $   528,495

Net earnings                          --      --         187,787        187,787

Dividends                             --      --          (4,000)        (4,000)
--------------------------------------------------------------------------------
Balances, at December 7, 1997         20    47,267       664,995        712,282

Net earnings                          --      --         605,492        605,492

Redemption premium on
   redeemable shares (note 9)         --      --        (266,650)      (266,650)

--------------------------------------------------------------------------------
Balances, at December 6, 1998        $20   $47,267   $ 1,003,837    $ 1,051,124
================================================================================


See accompanying notes to consolidated financial statements.

1005549 ONTARIO LIMITED
Consolidated Statements of Cash Flows

(Amounts expressed in Canadian Dollars)

====================================================================================
                                                           December 6,   December 7,
                                                                  1998          1997
------------------------------------------------------------------------------------
Cash flows from operating activities:

Net earnings                                                  $ 605,492    $ 187,787
Items not involving cash:
     Amortization                                               439,175      362,915
     Deferred income taxes                                       25,440       16,320
     Gain on disposal of capital assets                         (34,385)        --
Changes in operating assets and liabilities:
     Accounts receivable                                       (313,184)      29,770
     Inventories                                                (74,023)      (7,426)
     Income taxes                                               299,981     (174,550)
     Prepaid expenses                                             7,222          239
     Due from shareholders                                       18,968      (14,981)
     Accounts payable                                          (101,225)    (162,218)
     Accrued liabilities                                       (492,375)     297,972
     Due to shareholders                                        104,742         --
------------------------------------------------------------------------------------
                                                                485,828      535,828

Cash flows from investing activities:
     Purchase of capital assets                                (789,273)    (929,248)
     Proceeds on disposal of capital assets                      95,000         --
------------------------------------------------------------------------------------
                                                               (694,273)    (929,248)

Cash flows from financing activities:
     Net advance (repayment) of bank indebtedness               259,490         --
     Payments on long-term debt                                (224,394)     (74,175)
     Borrowings on capital lease obligations                    333,025      681,661
     Payments on capital lease obligations                     (185,429)    (261,978)
     Dividends                                                     --         (4,000)
------------------------------------------------------------------------------------
                                                                182,692      341,508

------------------------------------------------------------------------------------
Decrease in cash                                                (25,753)     (51,912)

Cash and cash equivalents, beginning of year                    116,981      168,893

------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                        $  91,228    $ 116,981
====================================================================================

Cash and cash equivalents comprised of:
     Cash                                                     $  68,853    $  28,322
     Cash equivalents with maturities less than ninety days      22,375       88,659

------------------------------------------------------------------------------------
                                                              $  91,228    $ 116,981
====================================================================================

Cash paid during the year for:
     Interest                                                 $ 129,199    $ 128,910
     Income taxes                                             $ 129,741    $ 233,043
====================================================================================


See accompanying notes to consolidated financial statements.

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements

(Amounts expressed in Canadian Dollars)

--------------------------------------------------------------------------------


     The company is incorporated under the laws of the Province of Ontario and its principal business activity is food processing.

1.   Significant accounting policies:

     (a)  Basis of presentation:

          The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in Canada (Canadian GAAP).

          The consolidated financial statements include the accounts of 1005549 Ontario Limited and its subsidiary, D.C. Food Processing Inc. All significant inter-company transactions and balances have been eliminated on consolidation. These financial statements are prepared on the basis of their historical costs and do not include any adjustments that may result on the acquisition of consolidated 1005549 Ontario Limited by International Menu Solutions Corporation as more fully described in note 16.

     (b)  Revenue recognition:

          Revenue is recognized at the point the goods are shipped.

     (c)  Inventories:

          Inventories have been valued at the lower of cost determined on a first-in, first-out basis, and net realizable value.

     (d)  Capital assets:

          Capital assets are stated at acquisition cost. Amortization is provided using the following methods and annual rates:

-------------------------------------------------------------------------------
    Asset                                           Basis                 Rate
-------------------------------------------------------------------------------

    Building                            Declining balance                  5%
    Equipment                           Declining balance                 20%
    Scales                              Declining balance                 20%
    Parking lot                         Declining balance                 20%
    Computer equipment                  Declining balance                 30%
    Equipment under capital lease           Straight-line              5 years
-------------------------------------------------------------------------------


     (e)  Goodwill:

          Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired and is amortized on a declining balance basis at the annual rate of 5%. 1005549 Ontario Limited reviews the carrying value of goodwill on an annual basis. Based on estimated discounted future cash flows, it has been determined that there is no impairment in the value of goodwill.

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 2

(Amounts expressed in Canadian Dollars)

--------------------------------------------------------------------------------

1.   Significant accounting policies (continued):

     (f)  Deferred income taxes:

          The company accounts for income taxes on the deferred tax allocation method. Under this method, timing differences between reported and taxable income result in provision for taxes not currently payable. Such timing differences arise principally as a result of claiming amortization and other amounts for tax purposes at amounts differing from those charged to income.

     (g)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2. Accounts receivable:

     Accounts receivable are net of allowances for doubtful accounts of $15,175 at December 6, 1998 and $901 at December 7, 1997.


3.   Inventories:

================================================================================
                                                     1998                 1997
--------------------------------------------------------------------------------

     Raw materials                                  $259,524            $220,697
     Finished product                                145,546             110,350

--------------------------------------------------------------------------------
                                                    $405,070            $331,047
================================================================================

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 3

(Amounts expressed in Canadian Dollars)

--------------------------------------------------------------------------------

4. Capital assets:

================================================================================
                                                  December 6,        December 7,
                                                         1998               1997
--------------------------------------------------------------------------------

     Land                                           $  235,800        $  235,800
     Building                                        1,203,178         1,147,880
     Computer equipment                                  3,586             2,226
     Equipment                                       1,008,174           708,329
     Scales                                             22,056            14,361
     Parking lot                                        36,084            34,500
     Equipment under capital lease                   2,186,402         1,823,525
--------------------------------------------------------------------------------
                                                     4,695,280         3,966,621

     Less accumulated amortization                   1,579,025         1,146,574

--------------------------------------------------------------------------------
                                                    $3,116,255        $2,820,047
================================================================================

     The amortization of equipment under capital lease amounted to $237,478 in 1998 (1997 - $173,874).


5.   Goodwill:

================================================================================
                                                    December 6,      December 7,
                                                           1998             1997
--------------------------------------------------------------------------------

     Goodwill                                          $192,800         $192,800

     Less accumulated amortization                       50,065           43,340

--------------------------------------------------------------------------------
                                                       $142,735         $149,460
================================================================================

6. Bank indebtedness:

     Bank indebtedness bears interest at prime plus .75% and is secured by a general security agreement covering all assets other than real property, a guarantee and postponement of claim for $50,000 signed by two of the shareholders, and an assignment of life insurance over two of the shareholders.

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 4

(Amounts expressed in Canadian Dollars)

--------------------------------------------------------------------------------

7. Long-term debt:

====================================================================================================================
                             December 6, December 7,
                                    1998 1997
--------------------------------------------------------------------------------------------------------------------
     Bank  mortgage,  payable in monthly  instalments  of $6,500 plus interest at
       7.52%, due October 2010                                                                 $640,642     $666,937
     Bank loan,  payable in monthly  instalments of $4,010 plus interest at Royal
       Bank prime plus 1%, due October 2001                                                     115,717      155,920
     Prime plus 1% term loan,  payable in blended  monthly  instalments  of $705,
       due May 1999                                                                              4,035        11,931
     Mortgage payable,  no monthly  instalments,  interest payable only at 1% per
       month, repaid during the year                                                              --         150,000
--------------------------------------------------------------------------------------------------------------------
                                                                                               760,394       984,788

     Current portion of long-term debt                                                          77,437       225,315

--------------------------------------------------------------------------------------------------------------------
                                                                                              $682,957      $759,473
====================================================================================================================


================================================================================

     Annual principal payments over each of the next five years are as follows:

================================================================================
            1999                                                        $ 77,437
            2000                                                          78,317
            2001                                                          63,867
            2002                                                          38,607
            2003                                                          41,616
--------------------------------------------------------------------------------
                                                                        $299,844
================================================================================

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 5

(Amounts expressed in Canadian Dollars)

--------------------------------------------------------------------------------


8. Obligations under capital lease:

================================================================================
                                                      December 6,    December 7,
                                                            1998            1997
--------------------------------------------------------------------------------

     Year ending December 6:
           1998                                          $     --     $  217,882
           1999                                             285,494      211,393
           2000                                             244,505      170,403
           2001                                             228,005      153,903
           2002                                             228,005      153,903
           2003                                             109,637       36,021
--------------------------------------------------------------------------------
         Total minimum lease payments                     1,095,646      943,505

     Less amount representing interest (at rates
       ranging from 6.35% to 14.79%)                        164,189      159,644

--------------------------------------------------------------------------------
     Present value of net minimum capital
       lease payments                                       931,457      783,861

     Current portion of obligations under capital lease     222,823      172,792

--------------------------------------------------------------------------------
                                                         $  708,634   $  611,069
================================================================================

     Interest of $63,484 (1997 - $48,210) relating to capital lease obligations has been included in interest on long-term debt.


9. Redeemable shares:

=====================================================================================
                                   Number of   December 6,   Number of    December 7,
                                    shares           1998      shares            1997
-------------------------------------------------------------------------------------
     Authorized:
       Unlimited number of
         Class C non-voting,
         redeemable, retractable
         special shares              --        $   --           1,000      $543,350
       Unlimited number of
         Class D non-voting,
         redeemable, retractable
         special shares               810       810,000          --            --

-------------------------------------------------------------------------------------
                                      810      $810,000         1,000      $543,350
=====================================================================================

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 6

(Amounts expressed in Canadian Dollars)

--------------------------------------------------------------------------------


9.   Redeemable shares (continued):

     The company has issued redeemable, retractable special shares. Under Canadian generally accepted accounting principles, these shares are presented as liabilities in the consolidated financial statements at their redemption amount.

     On  December  4, 1998,  the share  capital of 1005549  Ontario  Limited was
     amended  to  authorize  an  unlimited  number  of  non-voting   redeemable,
     retractable Class D special shares. 810 Class D special shares, with a redemption amount of $810,000, and 200 Class A common shares were issued and exchanged for 1,000 Class C special shares, with a redemption amount of $543,350, and 200 Class B convertible shares. The excess, $266,650, of their redemption amount over their carrying amount was charged to retained earnings in 1998.


10. Income taxes:

================================================================================
                                                    December 6,      December 7,
                                                           1998             1997
--------------------------------------------------------------------------------

     Earnings before income taxes                     $ 894,932       $ 243,407

     Combined Canadian basic federal and
       provincial income tax rate                          44.6%           44.6%

     Income taxes based on combined Canadian
         basic federal and provincial income tax rate   399,140          108,560

     Increase in taxes resulting from:
         Manufacturing and processing allowance         (56,823)            --
         Tax reductions to certain private companies    (44,595)        (43,836)
         Other items                                     (8,282)         (9,104)

--------------------------------------------------------------------------------
                                                      $ 289,440       $  55,620
================================================================================

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 7

(Amounts expressed in Canadian Dollars)

--------------------------------------------------------------------------------


11. Share capital:

================================================================================
                                                               1998         1997
--------------------------------------------------------------------------------

     Authorized:
         Unlimited number of common shares Unlimited number of Class A common shares Unlimited number of Class B convertible, common shares
     Issued:
         200 Class A common shares                               $20         $--
         200 Class B convertible common shares                    --          20

--------------------------------------------------------------------------------
                                                                 $20         $20
================================================================================

12. Financial instruments:

     The  carrying  value  of  the  company's   accounts   receivable  due  from
     shareholders, due to shareholders, bank indebtedness, accounts payable, accrued liabilities, short-term investments approximate their fair values due to their demand nature or relatively short periods to maturity.

     The fair value of the company's long-term debt and obligations under capital lease has been determined to equal their carrying values, as the current financing arrangements represent the borrowing rate presently available to the company for loans with similar terms and maturities.

13. Nature of operations and segmented information:

     Management has determined that the company operates in one dominant industry segment which involves the processing of food items. All of the company's operations, assets and employees are located in Canada and revenues are generated from sales in Canada.

14. Concentration of credit risk:

     At December 6, 1998, six customers accounted for 43% (1997 - 74%) of total accounts receivable. The company maintains reserves for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers.

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 8

(Amounts expressed in Canadian Dollars)

--------------------------------------------------------------------------------

15. United States generally accepted accounting principles:

     The company follows Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States.

     (a) Since redemption of the shares described in note 9 is outside the control of the company, the shares are classified as liabilities under Canadian GAAP. For U.S. GAAP purposes, such redeemable shares can be classified outside stockholders' equity and below liabilities. This classification difference has no impact on net income or stockholders' equity for U.S. GAAP purposes.

     (b) Under Canadian GAAP the income tax provision is based on the deferral method and adjustments are generally not made for changes in income tax rates. Under U.S. GAAP, deferred tax liabilities are based on the asset and liability method and are measured using the enacted tax rate expected to apply to taxable income in the periods in which the deferred tax liability is expected to be settled.

     The following presents a reconciliation of net earnings from Canadian GAAP to U.S. GAAP:

================================================================================
                                                 December 6,         December 7,
                                                        1998                1997
--------------------------------------------------------------------------------

     Net earnings under Canadian GAAP               $ 605,492         $ 187,787
     Income tax adjustment under the asset
       and liability method                            (4,719)           (8,752)

-------------------------------------------------------------------------------
     Net earnings under U.S. GAAP                   $ 600,773         $ 179,035
================================================================================

     The following table presents stockholders' equity under U.S. GAAP.

================================================================================
                                                 December 6,         December 7,
                                                        1998                1997
--------------------------------------------------------------------------------

     Stockholders' equity under Canadian GAAP     $ 1,051,124       $   712,282
     Income tax adjustment under the asset
       and liability method                           (49,790)          (45,071)

-------------------------------------------------------------------------------
                                                  $ 1,001,334       $   667,211
================================================================================

1005549 ONTARIO LIMITED
Notes to Consolidated Financial Statements, page 9

(Amounts expressed in Canadian Dollars)

--------------------------------------------------------------------------------


16. Subsequent events:

     On February 15, 1999, the share capital of 1005549 Ontario Limited was amended to authorize unlimited number of voting, redeemable, retractable Class E special shares. 2000 Class E special shares and 200 Class B convertible common shares were issued and exchanged for 200 Class A common shares.

     On May 7, 1999, the stated capital of the Class E special shares was increased from $10 to $1,962,510.

     On May 10, 1999, all of the outstanding capital stock was acquired by International Menu Solutions Corporation including the shares described in note 9 and all of the shares described in note 11.

17. Uncertainty due to the Year 2000 Issue:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

INTERNATIONAL MENU SOLUTIONS CORPORATION
Pro Forma Consolidated Balance Sheet
December 31, 1998
(Canadian dollars)
(Unaudited)

==================================================================================================================================
                                    Historical
                                International Menu       Historical         Historical                                Pro forma
                                    Solutions          Tasty Batters     1005549 Ontario                                IMSC
                                Corporation ("IMSC")     ("Tasty")       Limited ("DC")     Pro forma                Consolidated
                                 December 31, 1998    December 31, 1998  December 6, 1998  Adjustments             December 31, 1998
                                      (Note )           (unaudited)        (unaudited)     (unaudited)     Note      (unaudited)
                                      -------           -----------        -----------     -----------     ----      -----------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents      $ 1,866,000         $  176,000        $   91,000     $  2,880,000      2,3        $ 5,013,000
     Accounts receivable              2,270,000            693,000         1,408,000             --                     4,371,000
     Inventory                        1,300,000            371,000           405,000             --                     2,076,000
     Prepaid expenses and
       other current assets             101,000             38,000              --               --                       139,000
----------------------------------------------------------------------------------------------------------------------------------
                                      5,537,000          1,278,000         1,904,000        2,880,000                  11,599,000

CAPITAL ASSETS, NET                   3,617,000            502,000         3,116,000        1,500,000        2          8,735,000
INTANGIBLE ASSETS, NET                4,627,000               --             143,000       18,756,000        2         23,526,000
----------------------------------------------------------------------------------------------------------------------------------
                                    $13,781,000         $1,780,000        $5,163,000     $ 23,136,000                 $43,860,000
==================================================================================================================================


LIABILITIES
CURRENT LIABILITIES
     Bank indebtedness              $ 1,101,000         $     --          $  259,000     $       --                   $ 1,360,000
     Accounts payable                 2,074,000            121,000           837,000             --                     3,032,000
     Accrued liabilities                938,000            290,000           106,000          200,000  2 (iii), (iv)    1,534,000
     Income taxes payable                  --               37,000           216,000             --                       253,000
     Current portion of capital
       lease obligation                  94,000               --             223,000             --                       317,000
     Current portion of
       long-term debt                   279,000            110,000            77,000             --                       466,000
---------------------------------------------------------------------------------------------------------------------------------
                                      4,486,000            558,000         1,718,000          200,000                   6,962,000

CAPITAL LEASE OBLIGATION                297,000               --             709,000             --                     1,006,000

LONG-TERM DEBT                        1,250,000            569,000           683,000             --                     2,502,000

DUE TO SHAREHOLDERS                        --              200,000           105,000         (305,000)      2                --

CONVERTIBLE DEBENTURES ISSUED
  BY SUBSIDIARY                            --                 --                --          4,000,000     3 (i)         4,000,000

REDEEMABLE SHARES                                                            810,000         (810,000)      2                --

DEFERRED INCOME TAXES                    93,000             52,000            87,000             --                       232,000
---------------------------------------------------------------------------------------------------------------------------------
                                      6,126,000          1,379,000         4,112,000        3,085,000                  14,702,000
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             --
MINORITY INTEREST                     3,374,000               --                --               --                     3,374,000
---------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
     Capital stock                       13,000               --                --              1,000                      14,000
     Additional paid-in capital       4,872,000               --              47,000       21,455,000     2, 3         26,374,000
     Retained earnings (deficit)       (604,000)           401,000         1,004,000       (1,405,000)      2            (604,000)
---------------------------------------------------------------------------------------------------------------------------------
                                      4,281,000            401,000         1,051,000       20,051,000                  25,784,000
---------------------------------------------------------------------------------------------------------------------------------
                                    $13,781,000         $1,780,000        $5,163,000     $ 23,136,000                 $43,860,000
=================================================================================================================================

INTERNATIONAL MENU SOLUTIONS CORPORATION
Pro Forma Consolidated Balance Sheet
March 31, 1999
(Canadian dollars)
(Unaudited)

=================================================================================================================================
                                 Historical
                             International Menu   Historical Tasty     Historical
                                 Solutions         Selections Inc.    1005549 Ontario                                 Pro forma
                             Corporation ("IMSC")     ("Tasty")       Limited ("DC")      Pro forma               IMSC Consolidated
                              March 31, 1999       March 31, 1999      March 6, 1999     Adjustments                March 31, 1999
                                (unaudited)          (unaudited)        (unaudited)      (unaudited)      Note       (unaudited)
                             ------------------    ---------------  ------------------ --------------   ---------  --------------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents      $ 1,557,000        $   242,000       $        --      $ 2,880,000       2,3       $ 4,679,000
     Accounts receivable              2,380,000            602,000         1,670,000               --                   4,652,000
     Inventory                        2,526,000            459,000           392,000               --                   3,377,000
     Prepaid expenses and
       other current assets             567,000            106,000            24,000               --                     697,000
---------------------------------------------------------------------------------------------------------------------------------
                                      7,030,000          1,409,000         2,086,000        2,880,000                  13,405,000

CAPITAL ASSETS, NET                   3,896,000            494,000         3,184,000        1,500,000        2          9,074,000
INTANGIBLE ASSETS, NET                4,778,000                 --           142,000       18,445,000        2         23,365,000
DEFERRED INCOME TAXES                    51,000                 --                --          (51,000)                         --
---------------------------------------------------------------------------------------------------------------------------------
                                    $15,755,000        $ 1,903,000       $ 5,412,000      $22,774,000                 $45,844,000
=================================================================================================================================

LIABILITIES
CURRENT LIABILITIES
     Bank indebtedness              $ 3,630,000        $        --       $   217,000      $        --                 $ 3,847,000
     Accounts payable                 1,715,000            194,000           783,000               --                   2,692,000
     Accrued liabilities              1,321,000            244,000           136,000          200,000   2 (iii), (iv)   1,901,000
     Income taxes payable                    --             80,000           294,000               --                     374,000
     Current portion of capital
       lease obligation                 105,000                 --           223,000               --                     328,000
     Current portion of
       long-term debt                   284,000            160,000            77,000               --                     521,000
---------------------------------------------------------------------------------------------------------------------------------
                                      7,055,000            678,000         1,730,000          200,000                   9,663,000

CAPITAL LEASE OBLIGATION                322,000                 --           709,000               --                   1,031,000

LONG-TERM DEBT                        1,138,000            492,000           700,000               --                   2,330,000

DUE TO SHAREHOLDERS                          --            200,000           130,000         (330,000)       2                 --

CONVERTIBLE DEBENTURES ISSUED
  BY SUBSIDIARY                              --                 --                 -        4,000,000      3 (i)        4,000,000

REDEEMABLE SHARES                                                            810,000         (810,000)       2                 --

DEFERRED INCOME TAXES                        --             65,000            62,000          (51,000)                     76,000
---------------------------------------------------------------------------------------------------------------------------------
                                      8,515,000          1,435,000         4,141,000        3,009,000                  17,100,000
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                               --
MINORITY INTEREST                     3,362,000                 --                --               --                   3,362,000
---------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
     Capital stock                       13,000                 --                --            1,000                      14,000
     Additional paid-in capital       4,872,000                 --            47,000       21,456,000      2, 3        26,375,000
     Retained earnings (deficit)     (1,007,000)           468,000         1,224,000       (1,692,000)       2         (1,007,000)
---------------------------------------------------------------------------------------------------------------------------------
                                      3,878,000            468,000         1,271,000       19,765,000                  25,382,000
---------------------------------------------------------------------------------------------------------------------------------
                                   $ 15,755,000        $ 1,903,000       $ 5,412,000      $22,774,000                 $45,844,000
=================================================================================================================================

INTERNATIONAL MENU SOLUTIONS CORPORATION
Pro Forma Consolidated Statement of Operations
Year Ended December 31, 1998
(Unaudited)

=================================================================================================================================
                                                                                                                 Historical
                                              Historical              Historical           Historical         Transcontinental
                                           International Menu        Pasta Kitchens        Norbakco Ltd.        Gourmet Foods
                                              Solutions               ("Pasta")           ("Norbakco")            ("TGF")
                                          Corporation ("IMSC")     Nine Months Ended     Six months ended     Eleven months ended
                                              Year ended           October 8, 1998      November 30, 1998      November 30, 1998
                                           December 31, 1998          (unaudited)          (unaudited)            (unaudited)
                                          --------------------     -----------------     ----------------     -------------------
REVENUE                                        $ 6,096,000              $ 694,000           $1,976,000            $ 4,247,000
---------------------------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
     Cost of goods sold                          4,730,000                418,000            1,762,000              2,825,000
     Selling expenses                              610,000                 84,000               50,000                539,000
     Research and development                      426,000                     --                   --                     --
     Administrative expenses                       764,000                198,000              170,000                688,000
     Amortization of intangibles                    67,000                     --                   --                     --
---------------------------------------------------------------------------------------------------------------------------------
                                                 6,597,000                700,000            1,982,000              4,052,000
---------------------------------------------------------------------------------------------------------------------------------
INCOME(LOSS) FROM OPERATIONS                      (501,000)                (6,000)              (6,000)               195,000
---------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
     Interest revenue                               25,000                     --                   --                     --
     Interest expense                              (98,000)                13,000              (20,000)              (117,000)
---------------------------------------------------------------------------------------------------------------------------------
                                                   (73,000)                13,000              (20,000)              (117,000)
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES
     AND MINORITY INTEREST                        (574,000)                 7,000              (26,000)                78,000
INCOME TAXES                                            --                      -                    -                (29,000)
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                 (574,000)                 7,000              (26,000)               107,000
MINORITY INTEREST                                   26,000                     --                    -                     --
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                              $  (548,000)             $   7,000           $  (26,000)            $  107,000
=================================================================================================================================

=================================================================================================================================

                                           Historical           Historical
                                         Tasty Batters       1005549 Ontario
                                           ("Tasty")          Limited ("DC")                                     Pro Forma
                                      Twelve months ended  Twelve months ended     Pro Forma                 IMSC Consolidated
                                       December 31, 1998     December 6, 1998      Adjustments              Twelve months ended
                                          (unaudited)          (unaudited)        (unaudited)      Note      December 31, 1998
                                          -----------          -----------        -----------      ----      -----------------
REVENUE                                   $ 5,574,000         $ 17,580,000     $         --                          $36,167,000
---------------------------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
     Cost of goods sold                     4,287,000           15,979,000               --                           30,001,000
     Selling expenses                         392,000               21,000               --                            1,696,000
     Research and development                      --                   --               --                              426,000
     Administrative expenses                  461,000              561,000               --                            2,842,000
     Amortization of intangibles                   --                7,000          599,000         4                    673,000
---------------------------------------------------------------------------------------------------------------------------------
                                            5,140,000           16,568,000          599,000                           35,638,000
---------------------------------------------------------------------------------------------------------------------------------
INCOME(LOSS) FROM OPERATIONS                  434,000            1,012,000         (599,000)                             529,000
---------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
     Interest revenue                              --                   --               --                               25,000
     Interest expense                        (126,000)            (117,000)        (280,000)      3 (i)                 (745,000)
---------------------------------------------------------------------------------------------------------------------------------
                                             (126,000)            (117,000)        (280,000)                            (720,000)
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES
     AND MINORITY INTEREST                    308,000              895,000         (879,000)                            (191,000)
INCOME TAXES                                  (88,000)            (289,000)              --                             (348,000)
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                             220,000              606,000         (879,000)                            (539,000)
MINORITY INTEREST                                  --                   --               --                               26,000
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                         $   220,000         $    606,000     $   (879,000)                         $  (513,000)
=================================================================================================================================

INTERNATIONAL MENU SOLUTIONS CORPORATION
Pro Forma Statement of Operations
Three Months Ended March 31, 1999
(Unaudited)

====================================================================================================================================
                                     Historical
                                 International Menu    Historical Tasty      Historical
                                     Solutions          Selections Inc.    1005549 Ontario                           Pro Forma IMSC
                                 Corporation ("IMSC")    ("Tasty")          Limited ("DC")                            Consolidated
                                 Three months ended   Three months ended  Three months ended                      Three months ended
                                  March 31, 1999       March 31, 1999      March 6, 1999      Pro Forma             March 31, 1999
                                    (unaudited)          (unaudited)         (unaudited)     Adjustments     Note     (unaudited)
                                 -------------------  ------------------  ------------------ ------------- -------- ---------------
REVENUE                                 $ 3,763,000         $ 1,344,000         $ 4,879,000    $       --               $ 9,986,000
------------------------------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
     Cost of goods sold                   3,183,000           1,015,000           4,300,000            --                 8,498,000
     Selling expenses                       310,000              97,000               7,000            --                   414,000
     Research and development                97,000                  --                  --            --                    97,000
     Administrative expenses                594,000              79,000             216,000            --                   889,000
     Amortization of goodwill                72,000                  --                  --       153,000      4            225,000
------------------------------------------------------------------------------------------------------------------------------------
                                          4,256,000           1,191,000           4,523,000       153,000                10,123,000
------------------------------------------------------------------------------------------------------------------------------------
INCOME(LOSS) FROM OPERATIONS               (493,000)            153,000             356,000      (153,000)                 (137,000)
------------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
     Interest revenue                        18,000                  --               2,000            --                    20,000
     Interest expense                       (84,000)            (34,000)            (23,000)      (70,000)   3 (i)         (211,000)
------------------------------------------------------------------------------------------------------------------------------------
                                            (66,000)            (34,000)            (21,000)      (70,000)                 (191,000)
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES
     AND MINORITY INTEREST                 (559,000)            119,000             335,000      (223,000)                 (328,000)
INCOME TAXES                                144,000             (33,000)           (115,000)           --                    (4,000)
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                          (415,000)             86,000             220,000      (223,000)                 (332,000)
MINORITY INTEREST                            12,000                  --                  --            --                    12,000
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                        $ (403,000)        $    86,000         $   220,000    $ (223,000)               $ (320,000)
====================================================================================================================================

INTERNATIONAL MENU SOLUTIONS CORPORATION
Pro Forma Statement of Operations
Three Months Ended March 31, 1998
(Unaudited)

====================================================================================================================================
                                                  Historical                                  Historical
                                              International Menu        Historical         Transcontinental         Historical
                                                  Solutions           Pasta Kitchens     Gourmet Foods            Tasty Batters
                                              Corporation ("IMSC")      ("Pasta")              ("TGF")              ("Tasty")
                                              Three months ended    Three months ended    Three months ended    Three months ended
                                               March 31, 1998        March 31, 1998        March 31, 1998        March 31, 1998
                                                 (unaudited)           (unaudited)           (unaudited)           (unaudited)
                                             --------------------  --------------------  --------------------  --------------------
REVENUE                                                $ 641,000             $ 218,000             $ 674,000           $ 1,160,000
------------------------------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
     Cost of goods sold                                  562,000               187,000               514,000               913,000
     Selling expenses                                      8,000                    --               107,000                84,000
     Research and development                             27,000                    --                    --                    --
     Administrative expenses                             158,000                 7,000               158,000               108,000
     Amortization of goodwill                             15,000                    --                    --                    --
------------------------------------------------------------------------------------------------------------------------------------
                                                         770,000               194,000               779,000             1,105,000
------------------------------------------------------------------------------------------------------------------------------------
INCOME(LOSS) FROM OPERATIONS                            (129,000)               24,000              (105,000)               55,000
------------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
     Interest revenue                                         --                    --                    --                    --
     Interest expense                                    (16,000)               (5,000)              (16,000)              (27,000)
------------------------------------------------------------------------------------------------------------------------------------
                                                         (16,000)               (5,000)              (16,000)              (27,000)
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES
     AND MINORITY INTEREST                              (145,000)               19,000              (121,000)               28,000
INCOME TAXES                                                  --                (8,000)                   --               (10,000)
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                       (145,000)               11,000              (121,000)               18,000
MINORITY INTEREST                                             --                    --                    --                    --
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                     $ (145,000)            $  11,000            $ (121,000)          $    18,000
====================================================================================================================================


=============================================================================================================================

                                                      Historical
                                                    1005549 Ontario                                          Pro Forma
                                                    Limited ("DC")                                        IMSC Consolidated
                                                  Three months ended                                     Three months ended
                                                    March 7, 1998           Pro Forma                     March 31, 1998
                                                     (unaudited)           Adjustments         Note         (unaudited)
                                                 --------------------  --------------------  ---------  --------------------
REVENUE                                                  $ 3,486,000            $       --                       $6,179,000
-----------------------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
     Cost of goods sold                                    3,203,000                    --                        5,379,000
     Selling expenses                                          6,000                    --                          205,000
     Research and development                                     --                    --                           27,000
     Administrative expenses                                 158,000                    --                          589,000
     Amortization of goodwill                                     --               177,000       4                  192,000
-----------------------------------------------------------------------------------------------------------------------------
                                                           3,367,000               177,000                        6,392,000
-----------------------------------------------------------------------------------------------------------------------------
INCOME(LOSS) FROM OPERATIONS                                 119,000              (177,000)                        (213,000)
-----------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
     Interest revenue                                             --                    --                               --
     Interest expense                                        (36,000)              (70,000)    3 (i)               (170,000)
-----------------------------------------------------------------------------------------------------------------------------
                                                             (36,000)              (70,000)                        (170,000)
-----------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES
     AND MINORITY INTEREST                                    83,000              (247,000)                        (383,000)
INCOME TAXES                                                 (40,000)                   --                          (58,000)
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                             43,000              (247,000)                        (441,000)
MINORITY INTEREST                                                 --                    --                               --
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                         $   43,000            $ (247,000)                      $ (441,000)
=============================================================================================================================

            Footnotes to Pro Forma Consolidated Financial Statements

1.   BASIS OF PRESENTATION

     The accompanying pro forma consolidated balance sheets as of December 31, 1998 and as of March 31, 1999 and pro forma consolidated statement of operations for the three-month periods ended March 31, 1999 and 1998 and for the year ended December 31, 1998 of International Menu Solutions Corporation ("IMSC") have been prepared to give effect to the business combinations involving Pasta Kitchens ("Pasta"), Transcontinental Gourmet Foods Inc. ("TGF") and Norbakco Ltd. ("Norbakco"), Tasty Selections Inc. ("Tasty") and 1005549 Ontario Limited ("D.C. Foods") and related transactions described elsewhere herein on the basis of the assumptions described in Notes 2 to 4 below. The pro forma consolidated balance sheet and pro forma consolidated statement of operations of IMSC have been prepared from the following:

     a) The audited consolidated financial statements of IMSC for the year ended December 31, 1998 and the unaudited consolidated financial statements of IMSC for the three-month periods ending March 31, 1999 and 1998;

     b) The unaudited financial statements of Pasta for the period from January 1, 1998 to October 8, 1998 and for the three-month period ended March 31, 1998;

     c) The unaudited financial statements of TGF for the eleven month period ended November 30, 1998; and for the three-month period ended March 31, 1998;

     d) The unaudited financial statements of Norbakco for the six month period ended November 30, 1998;

     e) The unaudited financial statements of Tasty for the year ended December 31, 1998 and for the three-month period ended March 31, 1999 and 1998; and

     f) The audited financial statements of D.C. Foods for the year ended December 6, 1998 and the unaudited financial statements for the three month periods ending March 6, 1999 and March 7, 1998.

     The pro forma consolidated balance sheet and pro forma consolidated statement of operations are not intended to reflect the financial position of IMSC which would have actually resulted had the combination, related transactions and other pro forma adjustments been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the financial position that may prevail in the future.

2.   PRO FORMA ASSUMPTIONS RELATING TO ACQUISITIONS

     During the year ended December 31, 1998, the Company acquired the businesses, set out in the table below, which have been accounted for using the purchase method:

                                        Pasta Kitchen (i)      TGF/Norbakco (ii)   Tasty (iii)   D.C. Foods (iv)
                                  -------------------------------------------------------------------------------
Estimated purchase price
   including acquisition costs            $    395,000        $    5,110,000      $ 2,235,000       $ 20,470,000
Assigned fair values
    of net assets acquired
Current assets
                                               105,000             2,922,000        1,278,000          1,813,000
Capital assets
                                               200,000             2,223,000          502,000          4,616,000
Current liabilities
                                             (146,000)           (2,818,000)        (558,000)        (1,602,000)
Long-term liabilities
                                                    --           (1,199,000)        (621,000)        (1,479,000)
----------------------------------------------------------------------------------------------------------------
                                               159,000             1,128,000          601,000          3,348,000
----------------------------------------------------------------------------------------------------------------
Goodwill                                  $    236,000        $    3,982,000      $ 1,634,000       $ 17,122,000
================================================================================================================

      (i) The Company acquired the assets of Pasta Kitchen for cash consideration of approximately $375,000. Additional consideration, currently estimated at $340,000, is payable, at the option of the Company, in cash or common shares during 1999 based on the achievement of certain revenue targets. Due to the contingent nature of the additional consideration, its value will be recorded as goodwill when the conditions are resolved.

     (ii) The Company acquired all of the outstanding shares of TGF and 59% of the outstanding shares of Norbakco Ltd., a sister corporation of TGF. Cash of $1,000,000 was paid to the vendors on closing. An estimated additional cash payment of $600,000 is payable during 1999 based on the net book value of TGF in excess of $1,000,000. The estimated additional cash payment has been recorded as a liability as of December 31, 1998. The balance of the purchase price of $3.4 million was paid in the form of shares of IMSI, issued December 1, 1998, which are exchangeable for common shares of the Company.

    (iii) The Company acquired all of the outstanding shares of Tasty for total consideration of approximately $2,160,000. Cash of $1,000,000 was paid and 442,750 Class X exchangeable shares of IMSI and 442,750 Class N shares of the Company were issued to the selling shareholders of Tasty on closing. Professional fees and other acquisition costs, estimated at $75,000 are included in accrued liabilities at each pro forma balance sheet date.

     (iv) The Company acquired all of the outstanding shares of D.C. Foods for total consideration valued at $20,345,000. Under the terms of the agreement, the Company paid $4,000,000 in cash, issued 893,333 Class X exchangeable shares of IMSI, issued 893,000 Class N shares of the Company, issued 250,000 Class E Series 1 shares, issued 250,000 Class E Series 2 shares, issued 250,000 Class E Series 3 shares and issued 250,000 Class E Series 4 shares of IMSI to the selling shareholders of D.C. Foods. Professional fees and other acquisition costs, estimated at $125,000 are included in accrued liabilities at each pro forma balance sheet date.

3.   PRO FORMA ASSUMPTIONS RELATING TO ACQUISITION FINANCING

      (i) The Company's subsidiary, IMSI, entered into a financing arrangement to issue approximately $4,000,000 in convertible debentures to two investors. The debentures will have a term of 48 months, bear interest at 7% per annum for the first 12 months and 13% thereafter, and will be convertible at the holder's option at any time into exchangeable shares of IMSI which are then exchangeable into shares of the Company. IMSI will have the right to force conversion of the debentures if certain trading statistics are maintained after July 1, 1999. A of 1% and 3% of the amount financed is payable at signing and at closing, respectively. These fees are amortized over the term of the debenture.

     (ii) The  Company  executed a  subscription  agreement  with an investor to
          issue   1,523,810   common   shares  for  proceeds  of   approximately
          $4,000,000.

4.   PRO FORMA ASSUMPTIONS RELATING TO GOODWILL AMORTIZATION

     Goodwill that arose on the acquisition of certain assets of Pasta is amortized over a 20-year period. Goodwill relating to all other acquisitions presented in the pro forma financial statements is amortized over a 40-year period.